Exhibit 99.1

These materials are important and require your immediate attention. They require shareholders of Clementia Pharmaceuticals Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a holder of Shares and have any questions or require more information with regard to voting your Shares, please contact Clementia Pharmaceuticals Inc.'s proxy solicitation agent, D.F. King, either, by calling toll free in North America at 1-866-822-1238 (1-212-771-1133 by collect call) or by email at inquiries@dfking.com.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on April 9, 2019 and

MANAGEMENT INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

CLEMENTIA PHARMACEUTICALS INC.

and

IPSEN S.A.

and

11188291 CANADA INC.

March 7, 2019

THE BOARD OF DIRECTORS OF CLEMENTIA PHARMACEUTICALS INC. HAS UNANIMOUSLY DETERMINED
THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF CLEMENTIA PHARMACEUTICALS INC. AND IS
FAIR TO THE SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR
THE ARRANGEMENT RESOLUTION.

Table of Contents

Letter to Shareholders	iv
Notice of Special Meeting of Shareholders	6
Introduction	9
Caution Regarding Forward-Looking Statements	9
Information for U. S. Shareholders	11
Currency	11
Summary Information	13
Background to the Arrangement	24
Recommendations of the Transaction Committee and the Board	29
Reasons for the Arrangement	30
Fairness Opinion	32
Summary of Financial Analyses	34
The Arrangement	38
Summary of the Arrangement	38
Arrangement Steps	38
Interests of Directors and Officers in the Arrangement	40
Sources of Funds for the Arrangement	43
Stock Exchange Delisting	43
Procedure for the Arrangement Becoming Effective	43
Support and Voting Agreements	45
Timing	48
Expenses	48
The Arrangement Agreement	48
Effective Date of the Arrangement	48
Covenants	49
Additional Covenants Regarding Non-Solicitation	56
Representations and Warranties	60
Closing Conditions	61
Termination	63
Termination Fee	64
Expense Reimbursement	65

Management Information Circular of Clementia Pharmaceuticals Inc.

Expenses	65
Injunctive Relief, Specific Performance and Remedies	66
Amendments	66
Governing Law	66
The CVR Agreement	66
Overview	66
CVR Register	67
Payment Procedures	67
Restrictions on Transfer of CVRs	68
The Rights Agent	69
Covenants of the Purchaser	69
Other Material Terms	69
Principal Legal Matters	71
Court Approval and Completion of the Arrangement	71
Canadian Securities Law Matters	71
U.S. Securities Law Matters	73
Certain Canadian Federal Income Tax Considerations	73
Certain U.S. Federal Income Tax Considerations	77
Risk Factors	82
Risks Relating to the Arrangement	82
Risks Relating to the CVRs	83
Risks Relating to the Corporation	84
Procedures for Surrender of Shares and Receipt of Consideration	85
Procedures for Shareholders	85
Procedures for Holders of Incentive Awards	86
Cancellation of Rights of Shareholders	87
Legal Matters	87
Dissent Rights	87
Information Concerning the Corporation	90
General	90
Directors and Officers of the Corporation	90
Market for Shares	92
Commitments to Acquire Securities of the Corporation	93
Material Changes in the Affairs of the Corporation	93
Prior Sales	94
Dividends	94
Auditor	94

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Additional Information	95
Information Concerning the Purchaser Parties	95
General Proxy Matters	95
Solicitation of Proxies	95
Appointment and Revocation of Proxies	96
Signature of Proxy	96
Voting of Proxies	96
Exercise of Discretion of Proxy	96
Voting Shares and Principal Holders Thereof	97
Advice for Non-Registered Shareholders	97
Procedure and Votes Required	98
Interest of Informed Persons in Material Transactions	98
Glossary of Terms	99
Approval of Circular	111
Appendix "A" Arrangement Resolution	A-1
Appendix "B" Plan of Arrangement	B-1
Appendix "C" Interim Order	C-1
Appendix "D" Fairness Opinion	D-1
Appendix "E" Section 190 of the CBCA relating to Dissent Rights	E-1
Appendix "F" Voting Information	F-1
Appendix "G" Notice of Presentation of the Final Order	G-1

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Letter to Shareholders

March 7, 2019

Dear Shareholders:

You are invited to attend a special meeting (the "Meeting") of holders (the "Shareholders") of common shares ("Shares") of Clementia Pharmaceuticals Inc. (the "Corporation") to be held at the offices of Stikeman Elliott LLP, located at 1155 René-Lévesque Blvd. West, 41st Floor, Montréal, Québec, H3B 3V2, Canada, on April 9, 2019 at 10:00 a.m. (Montréal time).

At the Meeting, pursuant to the interim order of the Québec Superior Court (the "Court"), the Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution approving a statutory plan of arrangement (the "Arrangement") pursuant to section 192 of the Canada Business Corporations Act (the "CBCA") involving the Corporation, Ipsen S.A. ("Ipsen") and 11188291 Canada Inc., a wholly-owned subsidiary of Ipsen (the "Purchaser" and, together with Ipsen, the "Purchaser Parties"), to be carried out pursuant to an arrangement agreement dated February 24, 2019 among the Corporation and the Purchaser Parties (the "Arrangement Agreement"). Full details of the Arrangement are set out in the accompanying Notice of Special Meeting of Shareholders and Management Information Circular (the "Information Circular").

The Arrangement Agreement provides for the implementation of the Arrangement pursuant to which, among other things, the Shareholders will receive, for each Share held, US$25.00 in cash upfront (the "Cash Consideration") for an initial aggregate consideration of approximately US$1.04 billion, plus deferred payments on the achievement of a future regulatory milestone in the form of a contingent value right ("CVR", and together with the Cash Consideration, the "Consideration") of US$6.00 per Share upon U.S. Food and Drug Administration (FDA) acceptance, on or prior to December 31, 2024, of the New Drug Application (NDA) filing for Palovarotene for the treatment of multiple osteochondromas (MO).

Under the Arrangement, each unvested option and deferred share unit will be deemed to have been vested as of 12:01 a.m. on the date shown on the certificate of arrangement giving effect to the Arrangement. Subsequently, each outstanding option will be deemed to be transferred by the holder to the Corporation in exchange for, in respect of each option for which the Cash Consideration exceeds the exercise price, (i) an amount equal to the Cash Consideration less the applicable exercise price in respect of such option, and (ii) one CVR, less any applicable withholdings, and such option shall be immediately cancelled. For greater certainty, where the exercise price of any option is equal to or greater than the Cash Consideration, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such option the consideration to be received by the Shareholders pursuant to the Arrangement or any other amount in respect of such option, and the option shall be immediately cancelled for no consideration. In addition, each outstanding deferred share unit will be deemed to be transferred by the holder to the Corporation in exchange for (i) the Cash Consideration, and (ii) one CVR, less any applicable withholdings, and such deferred share unit shall be immediately cancelled.

The Cash Consideration to be received by the Shareholders represents a premium of approximately 77% to the 30-day volume-weighted average price of the Shares on the Nasdaq Global Select Market up to and including February 22, 2019.

The Arrangement is subject to customary closing conditions for a transaction of this nature, including court approval, approval of at least 66⅔% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, and approval of a simple majority of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Security Holders in Special Transactions, the whole as further described in the accompanying Notice of Special Meeting of Shareholders and Management Information Circular.

Morgan Stanley & Co. LLC ("Morgan Stanley") has provided the board of directors of the Corporation (the "Board") with an opinion (the "Fairness Opinion") to the effect that, as of February 24, 2019 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in the Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Shareholders.

The Board of Directors of the Corporation, after having received advice from Morgan Stanley, including the Fairness Opinion, and its outside legal counsel, and the unanimous recommendation of the Transaction Committee, has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution.

In connection with the Arrangement, OrbiMed Private Investments IV, LP, BDC Capital Inc. and New Enterprise Associates 15, L.P. (which as at March 6, 2019, beneficially owned or exercised control or direction over an aggregate of 18,430,467 Shares, representing approximately 48.4% of the issued and outstanding Shares) have each entered into a support and voting agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

In addition, directors and officers of the Corporation (who as at March 6, beneficially owned or exercised control or direction over, an aggregate of 1,214,580 Shares, representing approximately 3.2% of the issued and outstanding Shares) have each entered into a support and voting agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

The accompanying Notice of Special Meeting of Shareholders and Information Circular describe the Arrangement and include certain additional information to assist you in considering how to vote on the proposed special resolutions. You are urged to read this information carefully and, if you require assistance, to consult your financial, legal, tax or other professional advisors. If you have questions or require more information with regard to the procedures for voting or completing your proxy or voting instruction form, please contact D.F. King by calling toll free in North America at 1-866-822-1238 (1-212-771-1133 by collect call) or by email at inquiries@dfking.com.

Yours truly,

(Signed) Clarissa Desjardins	(Signed) David Bonita
Clarissa Desjardins	David Bonita
Founder and Chief Executive Officer	Chairman of the Board

Management Information Circular of Clementia Pharmaceuticals Inc.▮
v

Notice of Special Meeting of Shareholders

To the Shareholders:

Registered Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose.

Proxies must be received by Computershare Investor Services Inc. (8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1) no later than 5:00 p.m. (Montréal time) on April 5, 2019. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote "FOR" each of the matters indicated at item (a) of this Notice of Special Meeting of Shareholders. If you are a non-registered Shareholder, reference is made to the section entitled "General Proxy Matters - Advice for Non-Registered Shareholders" on page 97 of the accompanying Information Circular.

NOTICE IS HEREBY GIVEN, in accordance with an interim order (the "Interim Order") of the Superior Court of Québec dated March 6, 2019, that a special meeting (the "Meeting") of the holders (the "Shareholders") of common shares ("Shares") of Clementia Pharmaceuticals Inc. (the "Corporation" or "Clementia") will be held at the offices of Stikeman Elliott LLP, located at 1155 René-Lévesque Blvd. West, 41st Floor, Montréal, Québec, H3B 3V2, Canada, on April 9, 2019 at 10:00 a.m. (Montréal time) for:

(a) the Shareholders to consider, pursuant to the Interim Order, and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "A" to the accompanying Management Information Circular dated March 7, 2019 (the "Information Circular"), to approve a statutory plan of arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act ("CBCA"), all as more particularly described in the Information Circular; and

(b) transacting such other business as may properly come before the Meeting or any adjournment or postponement thereof.

A summary of the arrangement agreement (the "Arrangement Agreement") dated February 24, 2019 entered into among the Corporation, Ipsen S.A. and 11188291 Canada Inc. is included in the Information Circular, and the full text thereof is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Corporation's Form 6-K filed with the SEC on February 25, 2019. The full text of the Interim Order is attached as Appendix "C" to the Information Circular. This Notice of Special Meeting of Shareholders is accompanied by the Information Circular and forms of proxy and the Information Circular contains additional information relating to matters to be dealt with at the Meeting.

The Corporation has set March 8, 2019 as the record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting. Only the Shareholders whose names have been entered in the register of the holders of Shares as at 5:00 p.m. (Montréal time) on March 8, 2019 will be entitled to receive notice of and to vote at the Meeting in respect of such Shareholders' Shares.

Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Superior Court of Québec (the "Court")), registered Shareholders have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares, less any

Management Information Circular of Clementia Pharmaceuticals Inc.▮

applicable withholdings (the "Dissent Rights"); provided such Shareholders exercise all of their available voting rights against the approval of the Arrangement Resolution. Dissent Rights are more particularly described in the accompanying Information Circular. The dissent procedures require that a registered Shareholder who wishes to exercise Dissent Rights send the Corporation a written notice to inform the Corporation of his, her or its intention to exercise Dissent Rights (the "Dissent Notice"), which notice must be received by the Corporation at its office located at 1000 de la Gauchetière Street West, Suite 1200, Montréal, Québec, Canada, H3B 4W5, Fax number: 1-888-966-0135 with a copy to Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 41st Floor, Montréal, Québec, H3B 3V2, Fax number: 514-397-3222, Attention: Stéphanie Lapierre, not later than 5:00 p.m. (Montréal time) on the day that is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of Dissent Rights. Persons who are beneficial owners of Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to exercise Dissent Rights should be aware that only registered holders of Shares are entitled to exercise Dissent Rights. A holder of Shares wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares held on behalf of any one beneficial holder and registered in the name of such Shareholder. Some, but not all, of the Shares, have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of some, but not all, of the Shares. Accordingly, a non-registered holder of Shares who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such holder to be registered in the holder's name prior to the time the Dissent Notice is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Shares to exercise Dissent Rights on the holder's behalf. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights.

A Shareholder may attend the Meeting in person or may be represented by proxy. Both registered Shareholders who are unable to attend the Meeting and registered Shareholders planning to attend the Meeting, are encouraged to complete, sign, date, and return the accompanying applicable form of proxy so that such Shareholder's Shares can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with such Shareholder's instructions. To be effective, the enclosed proxy must be received by Computershare Investor Services Inc. (8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1) no later than 5:00 p.m. (Montréal time) on April 5, 2019 or at least 48 hours (other than a Saturday, Sunday or holiday) prior to the time set for any adjournment or postponement of the Meeting. Registered Shareholders may also use the internet site at investorvote.com to transmit their voting instructions. The time limit for the deposit of proxies may be waived by the Chair of the Meeting at his or her discretion, without notice.

In order for registered Shareholders to receive the consideration that they are entitled to if and upon the completion of the Arrangement, such registered Shareholders must complete and sign the applicable letter(s) of transmittal enclosed with this Information Circular and return such letter of transmittal, together with their share certificate(s) and any other required documents and instruments to the depositary named in the letter of transmittal, in accordance with the procedures set out in the letter of transmittal.

Non-registered Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their Shares are voted at the Meeting in accordance with such Shareholder's instructions, to arrange for their intermediary to complete the necessary transmittal documents and to ensure that they receive payment for their Shares if the Arrangement is completed. See Appendix "F" to the Information Circular "Voting Information" for additional information.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

A Shareholder that has questions or requires more information with regard to the voting of Shares should contact the Corporation's proxy solicitation agent, D.F. King by calling toll free in North America at 1-866-822-1238 (1-212-771-1133 by collect call) or by email at inquiries@dfking.com.

Montréal, Québec, March 7, 2019

By order of the Board of Directors,

(signed) Clarissa Desjardins

Clarissa Desjardins
Founder and Chief Executive Officer

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Introduction

This Management Information Circular (the "Information Circular") is furnished in connection with the solicitation of proxies by and on behalf of management of Clementia for use at the Meeting of the Shareholders of Clementia to be held on April 9, 2019 at the place and time and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournments or postponements thereof.

No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Arrangement Resolution.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix "B" to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

These Meeting materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such Shares on your behalf.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms" on page 99. Information contained in this Information Circular is given as of March 7, 2019, unless otherwise specifically stated.

In this Information Circular, "Clementia," the "Corporation," "we" and "our" refer, depending on the context, either to Clementia Pharmaceuticals Inc. or to Clementia Pharmaceuticals Inc. together with its wholly-owned subsidiaries, Clementia Pharmaceuticals USA Inc. and Clementia Pharmaceuticals France SARL.

THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR THE MERITS OF THE ARRANGEMENT OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR.

Caution Regarding Forward-Looking Statements

This Information Circular and other written reports and releases and oral statements made from time to time by the Corporation contain forward-looking statements. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "will", "could", "leading", "intend", "contemplate", "shall", "plan" and similar expressions are generally intended to identify forward-looking statements. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for development, sources or adequacy of capital, expenditures, financial results and prospects, plans, timing and outcome of the Arrangement are forward-looking statements.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time assumptions are made. These forward-looking statements are not based on historical facts, but rather on management's expectations regarding

Management Information Circular of Clementia Pharmaceuticals Inc.▮

future activities, results of operations, performance, future clinical and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. More particularly and without limitation, this Information Circular contains forward-looking statements and information concerning: statements or implications about the anticipated benefits of the Arrangement to the Parties and their respective securityholders, including the Corporation's plans, objectives, expectations and intentions; the timing and anticipated receipt of required Court and Shareholder approvals; the ability of the Corporation and the Purchaser Parties to satisfy the other conditions to, and to complete, the Arrangement; the ability to receive payment pursuant to the terms of the CVRs and the timing of such payment; the financial capacity of the Purchaser Parties and availability of capital; the treatment of Shareholders under tax laws; the anticipated timing of the Meeting; and the anticipated timing for the completion of the Arrangement, the delisting of the Shares from the NASDAQ and the deregistration of the Shares under the U.S. Exchange Act.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Risks and uncertainties inherent in the nature of the Arrangement include the failure of the Corporation and the Purchaser Parties to obtain the necessary Court and Shareholder approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all. Failure to obtain such approvals, or the failure of the Parties to otherwise satisfy the conditions to or complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Corporation continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Corporation to the completion of the Arrangement could have an impact on the Corporation's current business relationships, operating results and business generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Corporation. Furthermore, the failure of the Corporation to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Corporation being required to pay a fee to the Purchaser, the result of which could have a material adverse effect on the Corporation's financial position and results of operations and its ability to fund growth prospects and current operations.

In respect of the forward-looking statements and information concerning the anticipated benefits of the proposed Arrangement and the anticipated timing for completion of the Arrangement, the Corporation has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the Parties to receive, in a timely manner and on satisfactory terms, the necessary Court and Shareholder approvals; the ability of the Parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement, including that there be no Material Adverse Effect, and the fact that the Arrangement may be terminated if Dissent Rights have been exercised with respect to more than 10% of the issued and outstanding Shares; and other expectations and assumptions concerning the Arrangement and the operations and capital expenditure plans of the Corporation following completion of the Arrangement. The anticipated dates provided may change for a number of reasons, such as the inability to secure the necessary Court or Shareholder approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, Shareholders should not place undue reliance on the forward-looking statements and information contained in this Information Circular.

Readers are cautioned that the foregoing list of factors is not exhaustive. For more information on the risks and uncertainties that could cause the Corporation's actual results to differ materially from current expectations, and about material factors or assumptions applied in making forward-looking statements, please see "Risk Factors" hereunder, and also refer to the Corporation's public filings made with the SEC and SEDAR. In particular, further details and descriptions of these and other factors are disclosed in the Corporation's annual report on Form 20-F under Item 3D entitled "Risk Factors".

Although the forward-looking statements are based upon what management believes to be reasonable assumptions, such statements include various risks and uncertainties and we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements contained in this Information Circular are expressly qualified in their entirety by the foregoing cautionary statements. Any such forward-looking statements represent our expectations only as of the date of this Information Circular and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to

Management Information Circular of Clementia Pharmaceuticals Inc.▮

update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, unless so required by applicable Securities Laws. Readers should also carefully consider the matters discussed under "Risk Factors".

Information for U.S. Shareholders

The Corporation is a corporation incorporated under the Laws of Canada. The solicitation of proxies and the transaction contemplated in this Information Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities Laws. The solicitation of proxies for the Meeting is not subject to the requirements applicable to proxy statements under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that disclosure requirements under Canadian Law are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Information contained herein has been prepared in accordance with Canadian disclosure standards, which are not necessarily comparable to U.S. disclosure standards. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under U.S. corporate and securities Laws relating to U.S. corporations.

The enforcement by Shareholders of rights, claims and civil liabilities under the U.S. federal or state Securities Laws may be affected adversely by the fact that the Corporation is incorporated under the Laws of Canada, that some of the officers and directors of the Corporation may be residents of countries other than the United States, that some or all of the experts named in this Information Circular may be residents of countries other than the United States, and that a large portion of the assets of the Corporation and such persons are, or will be, located outside the United States. You may not be able to sue a Canadian company or its directors or officers in a Canadian court for violations of U.S. Securities Laws. In addition, the courts of Canada may not enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal and state securities legislation in the United States and all rules, regulations and orders promulgated thereunder.

The CVRs to be issued under the Arrangement have not been registered under the U.S. Securities Act and, if deemed to be securities, will be issued in reliance on the exemption from registration set forth in section 3(a)(10) thereof on the basis of the approval of the Court as described under "Principal Legal Matters — U.S. Securities Law Matters — Exemption from the Registration Requirements of the U.S. Securities Act".

The financial statements of the Corporation and the financial information of the Corporation included in this Information Circular have been prepared in accordance with IFRS, which differ from U.S. generally accepted accounting principles in certain material respects, and thus are not directly comparable to financial statements and other financial information of U.S. companies.

The Arrangement has not been approved or disapproved by the SEC or any other securities regulatory authority in the United States, nor has any United States securities regulatory authority passed upon the fairness or the merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Information Circular.

U.S. Holders should be aware that the disposition of their Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for U.S. Holders may not be described fully herein. U.S. Holders are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of participating in the Arrangement. See "Certain U.S. Federal Income Tax Considerations".

Currency

Except as otherwise indicated, all dollar amounts indicated in this Information Circular are expressed in U.S. dollars. On March 6, 2019, the rate published by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn$1.3420 and of Canadian Dollars into U.S. dollars was Cdn$1.00 = US$0.7452.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

If you are a registered Shareholder, you will receive the Cash Consideration in U.S. dollars unless you exercise the right to elect in your Letter of Transmittal to receive the Cash Consideration in respect of your Shares in Canadian dollars. If you do not make an election in your Letter of Transmittal, you will receive payment in U.S. dollars.

If you are a non-registered Shareholder, you will receive the Cash Consideration in U.S. dollars unless you contact the Intermediary in whose name your Shares are registered and request that the Intermediary make an election on your behalf. If your Intermediary does not make an election on your behalf, you will receive payment in U.S. dollars.

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions, and may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the Canadian dollars.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Summary Information

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is provided for convenience only and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. All capitalized terms used in this summary have the meanings set forth under "Glossary of Terms". In this summary, except as otherwise indicated, all references to "$" are to U.S. dollars.

The Meeting

The Meeting will be held at the offices of Stikeman Elliott LLP, located at 1155 René-Lévesque Blvd. West, 41st Floor, Montréal, Québec, H3B 3V2, Canada, on April 9, 2019 at 10:00 a.m. (Montréal time) for the purposes set forth in the accompanying Notice of Meeting.

The business of the Meeting will be for the Shareholders to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. The full text of the Arrangement Resolution is set forth as Appendix "A" to this Information Circular.

The Record Date

The Record Date for determining Shareholders entitled to receive notice of and to vote at the Meeting is March 8, 2019. See "General Proxy Matters — Appointment and Revocation of Proxies" and Appendix "F" "Voting Information" for additional information.

Summary of the Arrangement

The Corporation entered into the Arrangement Agreement with Ipsen and the Purchaser on February 24, 2019. A copy of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Corporation's Form 6-K filed with the SEC on February 25, 2019. The Arrangement Agreement provides for the implementation of the Plan of Arrangement (a copy of which is attached as Appendix "B" to this Information Circular) pursuant to which, among other things, Shareholders (other than Dissenting Shareholders) will receive, for each Share held, $25.00 in cash, plus a contingent value right of $6.00 per Share upon the FDA's acceptance, on or prior to December 31, 2024, of submission of an NDA for Palovarotene based on the results of the Phase II/III clinical trials which were being conducted by the Corporation as of the date of the Arrangement Agreement for the treatment of MO, provided, however, that no amount will be payable in respect of the CVRs if any additional phase II or phase III clinical trial (other than post-approval trials) is required for the submission of the NDA.

The Cash Consideration to be received by the Shareholders represents a premium of approximately 77% to the 30-day volume-weighted average price of the Shares on the NASDAQ up to and including February 22, 2019.

Under the Arrangement, each unvested Option and DSU will be deemed to have been vested as of the Effective Time. Subsequently, each outstanding Option will be deemed to be transferred by the holder to the Corporation in exchange for, in respect of each Option for which the Cash Consideration exceeds the exercise price, (i) an amount equal to the Cash Consideration less the applicable exercise price in respect of such Option, and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. For greater certainty, where the exercise price of any Option is equal to or greater than the Cash Consideration, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled for no consideration. In addition, each outstanding DSU will be deemed to be transferred by the holder to the Corporation in exchange for the Consideration, less any applicable withholdings, and such DSU shall be immediately cancelled.

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If Requisite Approval is obtained and the Arrangement is completed as contemplated by the Arrangement Agreement, the Corporation will become an indirect Subsidiary of Ipsen.

See "The Arrangement".

The Corporation

Clementia is a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases. Our lead product candidate, Palovarotene, is an oral small molecule that has shown potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues. We are developing Palovarotene for the treatment of FOP and MO, as well as other diseases. For FOP, we are preparing for an NDA, which we intend to submit to the FDA in the second half of 2019, and subject to approval, a U.S. commercial launch in mid-2020. We also completed enrollment in our Phase 3 MOVE trial in FOP in August 2018 with two interim data read-outs planned in 2019. For MO, we enrolled the first patient in our Phase 2 clinical trial in April 2018, and we expect an interim data read-out in 2020. We believe that if approved for treatment of FOP or MO, Palovarotene could become the standard of care in either or both of these indications.

The Shares are listed and traded on the NASDAQ under the symbol CMTA. As of March 6, 2019, 38,059,166 Shares were issued and outstanding.

Clementia is incorporated under the laws of Canada. The address of the Corporation's registered head office is 1000 de la Gauchetière Street West, Suite 1200, Montréal, Québec, Canada, H3B 4W5.

See "Information Concerning the Corporation".

The Purchaser Parties

Ipsen is a global biopharmaceutical company headquartered in Paris, France focused on innovation and specialty care. The group develops and commercializes innovative medicines in three key therapeutic areas - Oncology, Neuroscience and Rare Diseases. Its commitment to oncology is exemplified through its portfolio of key therapies for prostate cancer, neuroendocrine tumors, renal cell carcinoma and pancreatic cancer. Ipsen also has a well-established Consumer Healthcare business. With total sales over €2.2 billion in 2018, Ipsen sells more than 20 drugs in over 115 countries, with a direct commercial presence in more than 30 countries. Ipsen's R&D is focused on its innovative and differentiated technological platforms located in the heart of the leading biotechnological and life sciences hubs (Paris-Saclay, France; Oxford, UK; Cambridge, US). Ipsen has approximately 5,700 employees worldwide. Ipsen is listed in Paris (Euronext: IPN) and in the United States through a Sponsored Level I American Depositary Receipt program (ADR: IPSEY). For more information on Ipsen, visit www.ipsen.com.

The Purchaser is a corporation existing under the laws of Canada and is a wholly-owned Subsidiary of Ipsen. The Purchaser has no Subsidiaries and was incorporated solely for the purpose of entering into the Arrangement Agreement and completing the Arrangement. The Purchaser has not carried on any activities to date other than activities in connection with the Arrangement.

Fairness Opinion

The Board retained Morgan Stanley as its financial advisor to provide advice and assistance in evaluating the Arrangement, including opining on the fairness, from a financial point of view, of the Consideration to be paid under the Arrangement Agreement to the Shareholders. In connection with this mandate, Morgan Stanley has delivered the Fairness Opinion. The Fairness Opinion provides that, in the opinion of Morgan Stanley, as of February 24, 2019 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in the Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Shareholders. The full text of the Fairness Opinion is attached as Appendix "D" to this Information Circular and should be read carefully and in its entirety. The summary of the Fairness Opinion contained in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. The Fairness

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Opinion is not a recommendation as to how any Shareholder should vote with respect to the Arrangement or any other matter. See "Fairness Opinion" for a summary of the Fairness Opinion.

Recommendations of the Transaction Committee and the Board

The Transaction Committee, after having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and having received advice from the Board's financial advisor and outside legal counsel, has unanimously recommended that the Board approve the Arrangement.

The Board, after having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and having received advice from its financial advisor, including the Fairness Opinion, and outside legal counsel, and the unanimous recommendation of the Transaction Committee, has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution.

See "Recommendations of the Transaction Committee and the Board".

Support and Voting Agreements

In connection with the Arrangement, OrbiMed, BDC and NEA (which as at March 6, 2019, beneficially owned or exercised control or direction over an aggregate of 18,430,467 Shares, representing approximately 48.4% of the issued and outstanding Shares) have each entered into a Support and Voting Agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

In addition, directors and officers of the Corporation (who as at March 6, 2019, beneficially owned or exercised control or direction over, an aggregate of 1,214,580 Shares, representing 3.2% of the issued and outstanding Shares) have each entered into a Support and Voting Agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

See "The Arrangement — Support and Voting Agreements".

Reasons for the Arrangement

The Transaction Committee, in unanimously recommending that the Board approve the Arrangement, and the Board, in unanimously determining that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders, considered and relied upon a number of factors, including, among others, the following:

  the amount of the Cash Consideration payable under the Arrangement to the Shareholders, which represents a premium of approximately 77% to the 30-day volume-weighted average price of the Shares on the NASDAQ up to and including February 22, 2019, the last trading day prior to announcement of the Arrangement;

  that the vast majority of the Consideration payable to Shareholders pursuant to the Arrangement will be paid in cash, which provides Shareholders with certainty of value and immediate liquidity;

  that the Arrangement, through the CVRs, provides Shareholders with the ability to participate in the potential upside of the development of Palovarotene if the Milestone is achieved;

  the Board's assessment of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of the Corporation should it continue as a stand-alone entity, including without limitation that the Corporation may be required to raise equity capital to commercialize Palovarotene, that there can be no guarantee that any FDA or other regulatory approval relating to Palovarotene will be obtained, nor that the Corporation will have the ability to develop and commercialize Palovarotene, and that the price at which Palovarotene may be commercialized remains uncertain at the current stage of development;

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  the Corporation's consideration of a variety of strategic alternatives, with a view to identifying transactions or other alternatives in the best interests of the Corporation, including continuing to pursue the development and commercialization of Palovarotene on a stand-alone basis;

  the Fairness Opinion of Morgan Stanley to the effect that, as of February 24, 2019 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in the Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Shareholders;

  that Shareholders will have an opportunity to vote on the Arrangement, which requires (i) approval by at least 66⅔% of the votes cast by the Shareholders represented at the Meeting in person or represented by proxy, and (ii) a simple majority of the votes cast by the Shareholders represented at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101;

  that the Transaction Committee has unanimously recommended to the Board that the Board approve the Arrangement;

  the support of the Arrangement by OrbiMed and directors and officers that have entered into Support and Voting Agreements;

  that the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the Shareholders;

  that the terms and conditions of the Arrangement Agreement, including that the Corporation's and the Purchaser Parties' representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with its outside legal counsel, reasonable in light of the circumstances, including the Consideration offered by the Purchaser Parties;

  that the Purchaser Parties' obligation to complete the Arrangement is subject to a limited number of conditions, which the Board, after consultation with its outside legal counsel, believes are reasonable under the circumstances;

  that Ipsen has the capability and will have the funds to effect the Arrangement, and has unconditionally and irrevocably guaranteed the Purchaser's obligations under the Arrangement Agreement, and the Arrangement is not subject to due diligence or financing conditions;

  the Board's belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time with closing of the Arrangement currently expected in the second quarter of 2019, subject to satisfaction of all closing conditions;

  the treatment of, and consideration to be received by, holders of Incentive Awards under the Arrangement;

  the Board's assessment of Ipsen's ability to further develop Palovarotene and to achieve the Milestone;

  the appropriateness of the Termination Fee and the ability of the Board, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to a Superior Proposal, provided that the Corporation pays the Termination Fee;

  the view of the Board that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal in respect of the Corporation;

  that registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise their Dissent Rights and, if ultimately successful, receive fair value for their Shares as determined by the Court;

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  that the benefits offered to the participants of the Corporation's retention plan for the benefit of officers and employees implemented in the context of the Arrangement adequately protects the interests of such persons and of the Corporation;

  that the Arrangement Agreement is a result of arm's-length negotiations between the Corporation and the Purchaser Parties; and

  that, in the Board's view, the terms of the Arrangement Agreement treat stakeholders of the Corporation fairly.

The Transaction Committee, in making its unanimous recommendation, and the Board, in reaching its determination, also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:

  the risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement, the diversion of management's attention away from conducting the Corporation's business in the ordinary course and the potential impact on the Corporation's current business relationships, including its employees;

  that following the Arrangement, aside from the potential payouts resulting from the CVRs, Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Corporation's long-term plans;

  the risks associated with the CVRs, including, without limitation, that the payout resulting from the CVRs is conditional upon the achievement of the Milestone, and that there is no guarantee that the Milestone will be achieved;

  the conditions to the Purchaser Parties' obligation to complete the Arrangement and the right of the Purchaser Parties to terminate the Arrangement Agreement under certain limited circumstances;

  the prohibition contained in the Arrangement Agreement on the Corporation's ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Corporation must pay the Termination Fee to the Purchaser, as described under "The Arrangement Agreement – Termination Fee"; and

  that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

See "Background to the Arrangement" and "Reasons for the Arrangement".

The Arrangement Agreement

The following is a summary only of certain material terms of the Arrangement Agreement, including the Plan of Arrangement and is qualified in its entirety by the full text of the Arrangement Agreement including the Plan of Arrangement. Shareholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Plan of Arrangement is attached as Appendix "B" to this Information Circular, and the full text of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Corporation's Form 6-K filed with the SEC on February 25, 2019.

Covenants, Representations and Warranties

The Arrangement Agreement contains customary covenants, representations and warranties for an agreement of this nature. A summary of the covenants, representations and warranties is provided in the main body of this Information Circular under "The Arrangement — Agreement Covenants" and "The Arrangement Agreement — Representations and Warranties".

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Conditions to the Arrangement

The obligations of the Corporation, the Purchaser and Ipsen to complete the Arrangement are subject to the closing conditions set out in the Arrangement Agreement being satisfied or waived (if permitted). These conditions include, among others, the receipt of Court approval and the receipt of the Requisite Approval. A summary of the conditions is provided in the main body of this Information Circular under "The Arrangement Agreement — Closing Conditions".

Non-Solicitation Provisions

Except as expressly provided for in the Arrangement Agreement, the Corporation agreed pursuant to the Arrangement Agreement that it shall not, directly or indirectly, through any officer, employee, representative (including financial or other advisor) or agent of the Corporation or any of its Subsidiaries, and shall not permit any such person to:

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer from any person (other than the Purchaser or Ipsen) that relates to, constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Purchaser and Ipsen) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than 5 Business Days following such public announcement or public disclosure will not be considered to be in violation of the additional covenants regarding non-solicitation of the Arrangement Agreement (or in the event that the Meeting is scheduled to occur within such 5 Business Day period, prior to the third Business Day prior to the date of the Meeting); or

(e)	enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in the Arrangement Agreement).

See "The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Non-Solicitation".

Responding to an Acquisition Proposal

If the Corporation or any of its Subsidiaries or any of their respective Representatives, receives or becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, or that is otherwise in respect of, an Acquisition Proposal, the Corporation shall (i) promptly notify Ipsen, at first orally, and then as soon as practicable and in any event within 24 hours in writing; and (ii) keep Ipsen reasonably informed of the status of all developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request.

Notwithstanding the additional covenants regarding non-solicitation of the Arrangement Agreement, or any other agreement between the Parties or between the Corporation and any other person, including the Non-Disclosure Agreement, if at any time, prior to obtaining the Requisite Approval, the Corporation receives a bona fide written Acquisition Proposal, the Corporation may (a) contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information of the Corporation or any

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of its Subsidiaries, subject to certain conditions which are described under "The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Responding to an Acquisition Proposal".

See also "The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Notification of Acquisition Proposal".

Right to Match

If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to receipt of the Requisite Approval, the Board (or any special committee thereof) may approve, recommend or enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	the person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(b)	the Corporation has been, and continues to be, in compliance with its obligations under the additional covenants regarding non-solicitation of the Arrangement Agreement;

(c)	the Corporation has delivered to the Purchaser and Ipsen the Superior Proposal Notice;

(d)	at least 5 Business Days have elapsed from the date that is the later of the date on which the Purchaser and Ipsen received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Corporation;

(e)	during any Matching Period, the Purchaser and Ipsen have had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)	the Purchaser and Ipsen have offered to amend the Arrangement Agreement and the Arrangement in accordance with its terms and the Board (or any special committee thereof) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser and Ipsen in accordance with the terms of the Arrangement Agreement;

(g)	the Board has determined in good faith, after consultation with its outside legal counsel, that the failure of the Board to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h)	prior to or concurrently with entering into such definitive agreement, the Corporation terminates the Arrangement Agreement in accordance with its terms and pays the applicable Termination Fee.

Each successive material amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and the Purchaser and Ipsen shall be afforded a new 5-Business Day Matching Period from the date on which the Purchaser and Ipsen received the Superior Proposal Notice for the new Superior Proposal from the Corporation.

See "The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Right to Match".

Termination and Termination Fee

The Arrangement Agreement may be terminated at any time prior to the Effective Date by mutual written agreement of the Parties and by either the Corporation or Ipsen (on its own behalf and on behalf of the Purchaser) in certain other circumstances. A

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summary of the termination provisions is provided in the main body of this Information Circular under "The Arrangement Agreement — Termination".

The Arrangement Agreement provides that a Termination Fee in the amount of $35,000,000 is payable by the Corporation to the Purchaser if the Arrangement Agreement is terminated in certain circumstances, including if the Corporation terminates the Arrangement Agreement in the context of a Superior Proposal or if the Board makes a Change in Recommendation. See "The Arrangement Agreement — Termination Fee".

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Shareholders through the Requisite Approval;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all other conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be sent to the Director.

Shareholder Approval

At the Meeting, pursuant to the Interim Order, the Shareholders will be asked to, if deemed advisable, approve the Arrangement Resolution. Each Shareholder as at 5:00 p.m. (Montréal time) on the Record Date shall be entitled to vote on the Arrangement Resolution. The requisite approval for the Arrangement Resolution is (i) at least 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101. To the knowledge of the Corporation, only the votes attached to the Shares owned by Dr. Clarissa Desjardins, the Corporation's Founder and Chief Executive Officer, will be excluded from the "majority of the minority" vote mandated by MI 61-101. The Arrangement Resolution must receive the Requisite Approval in order for the Corporation to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order. See "General Proxy Matters — Procedure and Votes Required".

For information with respect to the procedures for Shareholders to follow to receive their Consideration pursuant to the Arrangement, see "Procedures for Surrender of Shares and Receipt of Consideration". See also "Summary of the Arrangement" above.

Court Approval

The Arrangement requires the Court's approval of the Final Order. Prior to the mailing of this Information Circular, the Corporation obtained the Interim Order authorizing and directing the Corporation to call, hold and conduct the Meeting and to submit the Arrangement to Shareholders for approval. A copy of the Interim Order is attached as Appendix "C" to this Information Circular. Subject to the terms of the Arrangement Agreement and receipt of Requisite Approval, the Corporation will make an application to the Court for the Final Order. The hearing in respect of the Final Order is expected to take place on April 11, 2019 at 9:00 a.m. (Montréal time) at the Courthouse located at 1 Rue Notre-Dame E, Montréal, Québec, H2Y 1B6. A copy of the full text of the motion to be presented to the Court in respect of the Final Order will be available on the Corporation's website. See "The Arrangement — Procedure for the Arrangement Becoming Effective — Court Approval".

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Conditions Precedent

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or more of the Corporation and the Purchaser Parties. See "The Arrangement Agreement — Closing Conditions".

Timing

The Arrangement will become effective as of the Effective Time and on the Effective Date, which is expected to be the date on which the Articles of Arrangement, a copy of the Final Order and such other materials as the Director requires are filed with the Director. If the Meeting is held as scheduled and is not adjourned or postponed and Requisite Approval is obtained, the Corporation will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order in form and substance satisfactory to the Corporation and the Purchaser, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, the Corporation expects the Effective Date to occur in the second quarter of 2019. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to satisfy the conditions to the completion of the Arrangement in anticipated time frames. See "The Arrangement —Timing".

Dissent Rights of Registered Shareholders

Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), registered Shareholders have a right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares, less any applicable withholdings. The dissent procedures require that a registered Shareholder who wishes to exercise Dissent Rights must send to the Corporation a Dissent Notice, which Dissent Notice must be received by the Corporation at its office located at 1000 de la Gauchetière Street West, Suite 1200, Montréal, Québec, Canada, H3B 4W5, Fax number: 1-888-966-0135 with a copy to Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 41st Floor, Montréal, Québec, H3B 3V2, Fax number: 514-397-3222, Attention: Stéphanie Lapierre, not later than 5:00 p.m. (Montréal time) on the day that is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

It is a condition to the Purchaser's obligation to complete the Arrangement that Shareholders holding no more than 10% of the Shares shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date.

The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of Dissent Rights. Persons who are beneficial owners of Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to exercise Dissent Rights should be aware that only registered holders of Shares are entitled to exercise Dissent Rights. A holder of Shares wishing to exercise Dissent Rights may only exercise such rights with respect to all Shares held on behalf of any one beneficial holder and registered in the name of such Shareholder. Some, but not all, of the Shares, have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of some, but not all, of the Shares. Accordingly, a non-registered holder of Shares who desires to exercise Dissent Rights must make arrangements for the Shares beneficially owned by such holder to be registered in the holder's name prior to the time the Dissent Notice is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Shares to exercise Dissent Rights on the holder's behalf. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights. See "Dissent Rights".

Stock Exchange Delisting

It is expected that the Shares will be delisted from the NASDAQ following the completion of the Arrangement. It is also expected that the Corporation will make an application to terminate its status as a reporting issuer under Canadian Securities Laws and to deregister its securities under the U.S. Exchange Act.

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CVR Agreement

Pursuant to the Arrangement, Ipsen, the Purchaser and the Rights Agent will enter into the CVR Agreement effective upon closing of the Arrangement. Each Shareholder (who has not validly exercised Dissent Rights) will be issued one CVR per Share of the Corporation held by such Shareholder. In addition, holders of DSUs and holders of Options (subject to the exercise price of an Option being higher than the Cash Consideration) will receive one CVR for each DSU or Option held by them. The CVRs will be issued at the Effective Time by the Purchaser or at its direction.

Registration and Payments

The CVRs will not be certificated or sent to CVR Holders. The Rights Agent will maintain the CVR Register up-to-date for the purpose of (i) identifying CVR Holders and (ii) registering CVRs and permitted transfers thereof.

Within 10 Business Days of receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, the Rights Agent shall send each CVR Holder at its registered address a copy of the Milestone Notice and shall pay the Milestone Payment Amount by cheque mailed to the address of each CVR Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice.

Restrictions on Transfer of CVRs

CVRs may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder's right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser or the Corporation in connection with the repayment of the after-tax proceeds attributable to Options granted by the Corporation to certain key employees on February 18, 2019, in each case, as described under "The CVR Agreement — Other Material Terms — Ability to Abandon CVR".

See "The CVR Agreement".

Canadian Federal Income Tax Considerations

The summary included in this Information Circular describes the principal Canadian federal income tax considerations generally applicable to Shareholders who dispose of their Shares in return for the Consideration pursuant to the Arrangement and who, for the purposes of the Tax Act and at all relevant times, hold their Shares as capital property, deal at arm's length with the Corporation and the Purchaser Parties, and are not affiliated with the Corporation or any Purchaser Party.

Generally, such a Shareholder should realize a capital gain (or a capital loss) equal to the amount by which the Consideration received by such Shareholder under the Arrangement exceeds (or is less than) the total of the adjusted cost base of the Shares of the Shareholder and any reasonable costs of disposition. Such a Shareholder who, for purposes of the Tax Act and at all relevant times, is not and is not deemed to be resident in Canada should not be subject to tax on any capital gain realized on the disposition of the Shares, unless the Shares constitute "taxable Canadian property" of such Shareholder for purposes of the Tax Act at the time of the disposition.

This is only a brief summary of the Canadian federal income tax consequences of the Arrangement. Shareholders should carefully read the section "Certain Canadian Federal Income Tax Considerations" which qualifies in its entirety the summary set forth above. It is important that Shareholders consult their own tax advisor to determine the tax consequences of the Arrangement.

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U.S. Federal Income Tax Considerations

The summary included in this Information Circular describes the principal U.S. federal income tax considerations generally applicable to Holders who dispose of their Shares in return for the Consideration pursuant to the Arrangement. The receipt of cash and CVRs in exchange for Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. Shareholders should carefully read the section "Certain United States Federal Income Tax Considerations" which qualifies in its entirety the summary set forth above. It is important that Shareholders consult their own tax advisor to determine the tax consequences of the Arrangement.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and U.S. federal income tax considerations to Shareholders. Shareholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the relevant tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. All Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state or other tax considerations of the Arrangement.

Risk Factors

There is a risk that the Arrangement may not be completed. If the Arrangement is not completed, the Corporation will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Shares.

You should carefully consider the risk factors described in the section "Risk Factors" in evaluating how you should vote your Shares. Whether or not the Arrangement is completed, the Corporation will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in the Corporation's annual report on Form 20-F for the year ended December 31, 2017, filed with the SEC and on SEDAR on February 28, 2018, and in other filings of the Corporation filed with the securities regulatory authorities and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Background to the Arrangement

The execution of the Arrangement Agreement among the Corporation, Ipsen and the Purchaser is the result of extensive arm's length negotiations among the Corporation and Ipsen and their respective financial advisors and outside legal counsel that occurred from November 2018 until the date of the Arrangement Agreement. The following is a summary of the principal events leading up to the execution and public announcement of the Arrangement Agreement on February 24, 2019.

On November 6, 2018, the Corporation received an unsolicited, non-binding indication of interest from Ipsen to acquire all of the issued and outstanding Shares of the Corporation at a price of $21.00 per Share payable in cash (the "Initial Proposal"). Shortly thereafter, the Corporation retained Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") and Stikeman Elliott LLP ("Stikeman") as U.S. and Canadian outside legal counsel, respectively, to advise the Board and the Corporation in the review and evaluation of the Initial Proposal. Morgan Stanley, who was the lead bookrunner on the Corporation's initial public offering on the NASDAQ in August 2017 and had been engaged since August 2018 as shareholder relations advisor to the Corporation and who in relation to that engagement had in August 2018 provided the Board and the Corporation with its views on trends in the biopharmaceutical industry and a preliminary financial analysis of the Corporation, was also confirmed as financial advisor to the Board and the Corporation following receipt of the Initial Proposal.

On November 10, 2018, the Board met with Morgan Stanley, Skadden and Stikeman and approved the formation of a transaction committee (the "Transaction Committee") comprised of three independent directors, namely Dr. David Bonita, Mr. Pierre Legault and Dr. François Nader for the purposes of, among other things, establishing, undertaking and supervising a process it considers appropriate, efficient and effective in connection with the Initial Proposal, including a review of strategic alternatives available to the Corporation. Skadden and Stikeman were invited to advise the Board on its role and responsibilities in the circumstances. After carefully reviewing the Initial Proposal and receiving financial advice from Morgan Stanley, and legal advice from Skadden and Stikeman, the Board unanimously determined that the Initial Proposal did not reflect the fair value of the Corporation and was not in the best interests of the Corporation and its stakeholders and that the Corporation should not actively engage with Ipsen at this stage, but should rather keep focusing on its operations and activities. On November 13, 2019, the Corporation informed Ipsen that the Initial Proposal was not acceptable and that the Corporation was not interested in further engaging with Ipsen on the proposed terms. Notwithstanding the foregoing, the Board also requested senior management to prepare updated long-term financial projections as a consequence of the receipt of the Initial Proposal.

On November 19 and 21, 2018, the Board and the Transaction Committee met with senior management, Morgan Stanley, Skadden and Stikeman to discuss senior management's long-term financial projections and to receive drafts of Morgan Stanley's preliminary financial analysis of the Corporation. During the meetings, the Board and Morgan Stanley further discussed the financial and strategic implications of a potential transaction with Ipsen, including with respect to the interests of the Corporation, the Shareholders and the other stakeholders of the Corporation. In the following week, the Transaction Committee held two informal sessions to discuss both the status of negotiations with Ipsen as well as senior management's long-term financial projections for the Corporation.

In the days that followed, Mr. David Meek, Chief Executive Officer of Ipsen, informed Dr. Clarissa Desjardins, Chief Executive Officer of the Corporation, that Ipsen was ready to provide an improved acquisition proposal and invited Dr. Desjardins to a meeting. After having consulted with the Transaction Committee, Dr. Desjardins met with Mr. Meek on November 27, 2018. After discussing Ipsen's corporate strategy, objectives and ability to develop and commercialize the Product and touching on the Initial Proposal, Mr. Meek indicated that Ipsen remained interested in acquiring the Shares of the Corporation and presented an improved non-binding indication of interest at a price of $24.00 per Share payable in cash (the "Second Proposal"). On November 29, 2018, Dr. Desjardins updated the Transaction Committee on her meeting with Mr. Meek. During this meeting, the Transaction Committee instructed Dr. Desjardins to reject the Second Proposal as it did not reflect the fair value of the Corporation, and to propose to Mr. Meek that a meeting be held among the Corporation, Ipsen and their respective financial

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advisors. The Transaction Committee viewed such a meeting as an opportunity to help Ipsen better understand, based on publicly available information, the fundamentals of the Corporation and potentially improve its acquisition proposal. Accordingly, in the days that followed, Dr. Desjardins indicated to Mr. Meek that the Second Proposal was inadequate and did not reflect the fair value of the Corporation, and proposed that a meeting be scheduled.

On December 11, 2018, the Transaction Committee held a meeting with Morgan Stanley, Skadden and Stikeman to discuss strategic considerations related to a meeting that had been requested by Ipsen which was to be held the following day among certain of the Corporation's and Ipsen's senior executives and financial advisors.

On December 12, 2018, a meeting was held in Montréal among Dr. Desjardins, Mr. Steve Forte, Chief Financial Officer of the Corporation, representatives of Ipsen (including Mr. Meek, Ipsen's Chief Business Officer, Ipsen's Chief Medical Officer and other Ipsen executives) and the Corporation and Ipsen's respective financial advisors to discuss, on the basis of publicly available information, the Corporation's business. During this meeting, Dr. Desjardins also discussed and assessed Ipsen's ability to further develop and commercialize the Product.

On December 14, 2018, a meeting of the Board was held where Dr. Desjardins updated the Transaction Committee and the other members of the Board on recent discussions with Ipsen. During that meeting, the Board discussed and considered both the risks and benefits associated with the Corporation proceeding with its business on a stand-alone basis.

On December 17, 2018, the Corporation received an improved non-binding indication of interest from Ipsen for the acquisition of the Corporation at a price of $26.00 per Share payable in cash (the "Third Proposal"). The Board met on December 18, 2018 with Morgan Stanley, Skadden and Stikeman to discuss the Third Proposal as well as strategic considerations and alternatives in connection therewith. After having assessed the risks and benefits related thereto, and after having received advice from Morgan Stanley, Skadden and Stikeman, the Board authorized Morgan Stanley to convey to Ipsen's financial advisor that the Corporation was not interested in discussing any potential transaction unless Ipsen was prepared to offer a compelling price, but that the Corporation was prepared to enter into a non-disclosure agreement with Ipsen in order to share information concerning the Corporation and its business with a view to Ipsen improving the value of its proposal. Later the same day, Morgan Stanley delivered to Ipsen's financial advisor a draft of the Non-Disclosure Agreement.

During the same meeting, the Board, after having received advice from Morgan Stanley, Skadden and Stikeman, also authorized Morgan Stanley to solicit interest from a selected number of strategic third parties and explore potential strategic transactions involving the Corporation. In connection with the foregoing, the Board and Morgan Stanley conducted an analysis of strategic third parties who could be interested in pursuing a strategic transaction involving the Corporation.

On December 19, 2018, Morgan Stanley solicited interest from two strategic third parties, Party A and Party B. Later the same day, the Corporation solicited interest from another strategic third party, Party C. On December 21, 2018, Party A informed Morgan Stanley that it was not interested in engaging in discussions with respect to a potential strategic transaction involving the Corporation. That same day, Party C informed the Corporation that it was not interested in engaging in discussions with respect to a potential strategic transaction involving the Corporation. Party B held general discussions with the Corporation in the days following the solicitation of interest with respect to the Corporation's business and the Product.

On December 21, 2018, following the establishment of appropriate protocols to protect the Corporation's commercially sensitive information, the Corporation and Ipsen entered into the Non-Disclosure Agreement. Following entry into the Non-Disclosure Agreement, representatives of the Corporation and representatives of Ipsen as well as their respective financial advisors and outside legal counsel shared information concerning the Corporation and its business, and the Corporation provided Ipsen and its representatives access to an electronic data room that contained information relating to the Corporation and its business.

On December 28, 2019, a call occurred between representatives of Party B and the Corporation to discuss publicly available information regarding the Corporation's business.

On December 31, 2018, the Corporation received an improved non-binding indication of interest from Ipsen at a price of $26.50 per Share payable in cash (the "Fourth Proposal"). Following receipt of the Fourth Proposal, the Board met on January 2, 2019

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with Morgan Stanley, Skadden and Stikeman to discuss the Fourth Proposal. The Board determined, after having received advice from Morgan Stanley, Skadden and Stikeman, that the Fourth Proposal remained insufficient and did not recognize the full global value of the Product. The Board determined that it would be in the best interests of the Corporation to present Ipsen with a counter proposal that should include certain contingent payments which would fully represent the global value of the Product.

Following this meeting, Morgan Stanley, at the direction of the Board, advised Ipsen's financial advisor that Ipsen would need to further improve its proposal, and presented to Ipsen's financial advisor the details of the Corporation's first counter proposal of $27.50 per Share payable in cash and CVRs of (i) $4.00 per Share payable upon the FDA or the European Medicines Agency ("EMA") approval of an NDA for Palovarotene in the treatment of MO, and (ii) $1.00 per Share payable upon the FDA approval of Palovarotene for the episodic flare-up dosing in the treatment of FOP and grant by the FDA of a Priority Review Voucher for Palovarotene based on the treatment of FOP.

On January 3, 2019, Morgan Stanley solicited the interest of an additional strategic third party, Party D. Later the same day, Ipsen's management presented a proposal (the "Fifth Proposal"), which remained subject to the approval of the board of directors of Ipsen, to the Corporation of $27.00 per Share payable in cash and CVRs of (i) $3.00 per Share payable upon the FDA or the EMA approval of an NDA for Palovarotene in the treatment of MO on or prior to December 31, 2022, and (ii) $1.00 per Share payable upon FDA approval of Palovarotene for the episodic flare-up dosing in the treatment of FOP and grant by the FDA of a Priority Review Voucher for Palovarotene based on the treatment of FOP. Following receipt of Ipsen's management counter proposal, the Board held a meeting on January 3, 2019 where it considered the terms of the Fifth Proposal. After having received advice from Morgan Stanley, Skadden and Stikeman, the Board determined that the terms of the Fifth Proposal were not acceptable, including the milestones related to the payment of CVRs. The Board authorized its outside legal counsel, taking in consideration the improvement between the Initial Proposal and the Fifth Proposal and the current discussions with Ipsen, to share drafts of the Arrangement Agreement, the CVR Agreement and other transaction agreements with Ipsen's outside legal counsel on the understanding that the Corporation was not accepting the Fifth Proposal.

Later the same day, the Corporation's outside legal counsel, at the direction of the Board, provided Ipsen's outside legal counsel with a first draft of the Arrangement Agreement. From and after January 3, 2019, the Corporation and Ipsen and their respective legal counsel negotiated the terms, and exchanged drafts, of the Arrangement Agreement and the other transaction documents, including the form of Support and Voting Agreement to be entered into by directors and officers of the Corporation and the Corporation's largest Shareholder.

On January 4, 2019, the Board held a meeting with Morgan Stanley, Skadden and Stikeman as well as its compensation consultant to discuss the specifics of the retention compensation plan to be established by the Corporation in the context of the Arrangement. During such discussions, the Board gave consideration to the interests of the Corporation's management team and other employees and stakeholders.

On January 5, 2019, Ipsen's outside legal counsel indicated to Stikeman Ipsen's desire to enter into a Support and Voting Agreement with OrbiMed, the Corporation's largest Shareholder, and directors and officers of the Corporation. Later the same day, OrbiMed agreed, at the Corporation's request and subject to negotiation of satisfactory terms thereof, to enter into a Support and Voting Agreement in support of the Arrangement concurrently with the execution a definitive agreement with respect to the proposed transaction.

On January 6, 2019, Dr. Desjardins met with Mr. Meek to negotiate the terms of the proposed transaction, including with respect to the consideration to be paid by Ipsen and the retention plan compensation. Following her meeting with Mr. Meek, on the same day, Dr. Desjardins updated the Transaction Committee, which, after having received advice from Morgan Stanley, Skadden and Stikeman, set the terms of a revised proposal containing more favourable terms for the CVRs, which the Transaction Committee determined better reflected the value of the Corporation's clinical programs, to be presented to Ipsen. Such revised proposal consisted of $27.00 per Share payable in cash and CVRs of (i) up to $3.00 per Share payable upon the FDA or the EMA approval of an NDA for Palovarotene in the treatment of MO, with the amount fluctuating depending on the timing of the approval, and (ii) $1.00 per Share payable upon FDA approval of Palovarotene for the episodic flare-up dosing in the treatment of FOP and grant by the FDA of a Priority Review Voucher for Palovarotene based on the treatment of FOP. During the same meeting,

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Skadden and Stikeman discussed with the Transaction Committee the draft of the Arrangement Agreement that had been received earlier the same day from Ipsen's outside legal counsel. That same day, Party D advised Morgan Stanley that it did not have an interest in acquiring the Corporation.

On January 8, 2019, the Transaction Committee held a meeting at which Dr. Desjardins, Morgan Stanley, Skadden and Stikeman provided an update on negotiations with Ipsen, including with respect to the outstanding issues on the Arrangement Agreement. On the same day, Dr. Desjardins and Mr. Forte met with Mr. Meek and other executives of Ipsen during the J.P. Morgan Health Care Conference in San Francisco, California to continue their discussion regarding a potential transaction. Morgan Stanley also held further discussions with Ipsen's financial advisor concerning the proposed transaction while at the J.P. Morgan Health Care Conference. After the meeting with Mr. Meek, the Transaction Committee held a meeting at which Dr. Desjardins provided an update of her discussions with Mr. Meek and certain other representatives of Ipsen. Morgan Stanley, Skadden and Stikeman provided an update on ongoing negotiations with Ipsen and its advisors. The same day, the Corporation entered into a non-disclosure agreement with Party B, and Party B was granted access to the electronic data room that contained information relating to the Corporation and its business.

In the following days, Dr. Desjardins (in collaboration with the Transaction Committee) and Ipsen, together with their respective financial advisors and outside legal counsel, continued their negotiations with respect to the terms of a proposed transaction, and outside legal counsel of the Corporation and Ipsen also continued their negotiations on the terms of the Arrangement Agreement and other definitive transaction documents.

On January 13, 2019, Mr. Meek updated Dr. Desjardins on the progress made by Ipsen on due diligence, and indicated that Ipsen was not in a position to enter into, and could not commit to a timeline for entering into, definitive transaction agreements at this time. Mr. Meek indicated that Ipsen's board of directors needed additional time to evaluate the terms of the proposed transaction and to complete additional diligence to support the terms of the Fifth Proposal. The same day, Marc de Garidel, Chairman of the board of directors of Ipsen, discussed status and timing of negotiations and diligence related items with Dr. François Nader of the Transaction Committee. The Transaction Committee met with Dr. Desjardins, Morgan Stanley, Skadden and Stikeman thereafter that same day to discuss this development.

On January 14, 2019, the Board met with Morgan Stanley, Skadden and Stikeman to discuss the status of negotiations with Ipsen and ongoing discussions with other strategic third parties. During this meeting, the Board agreed that a channel of communications with Ipsen should be maintained, but that, in light of the recent developments in the negotiations with Ipsen, senior management of the Corporation should focus on the operation of the business and the upcoming milestone with respect to the commercialisation of the Product. The Transaction Committee held two other meetings with Morgan Stanley, Skadden and Stikeman during January 2019 to discuss the status of negotiations with Ipsen and operation of the business. During those meetings, the Transaction Committee further discussed and considered the risks and benefits associated with the Company proceeding with its business on a stand-alone basis.

Following the January 14, 2019 meeting of the Board up to February 15, 2019, senior management of the Corporation operated the business in the normal course, and focused on the key upcoming milestone and interactions with the FDA with respect to the commercialisation of the Product. Among other things, the Corporation hired senior employees to fill positions that would be required in the ramp-up towards commercialization of the Product, including the Executive Vice-President, Medical and Scientific Affairs and the Executive Vice-President, Research & Development.

On January 16, 2019, Party B indicated that following its previous discussion with representatives of the Corporation and its subsequent review of the electronic data room, it would not be able to offer a meaningful premium to the then-current trading price of the Shares. No formal indication of interest was ever presented by Party B.

On January 24, 2019, Dr. David Bonita discussed the status of the transaction with Mr. Marc de Garidel, Chairman of the board of directors of Ipsen, who indicated that Ipsen was continuing its diligence of the Corporation, and reiterated Ipsen's interest in acquiring the Corporation. Later that week, the Corporation removed access to Ipsen and its representatives to the electronic data room that contained information relating to the Corporation and its business. On January 31, 2019, Mr. de Garidel informed

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Dr. Desjardins and Dr. Bonita that the board of directors of Ipsen would hold an in-person meeting on February 13, 2019 with a view of approving the terms of an acquisition proposal for the Corporation, having completed all necessary diligence. The Transaction Committee met with Morgan Stanley, Skadden and Stikeman on February 4, 2019 to discuss the status of discussions with Ipsen and receive an update.

On February 11, 2019, the Corporation announced that the FDA had granted Rare Pediatric Disease designation to Palovarotene for the treatment of FOP.

On February 15, 2019, Mr. Meek contacted Dr. Desjardins to present a new acquisition proposal to acquire all of the issued and outstanding Shares of the Corporation for a purchase price of $24.00 per Share payable in cash plus a CVR of $6.00 per Share payable upon acceptance of a submission on or prior to December 31, 2024 by the FDA of an NDA for Palovarotene in the treatment of MO (the "Sixth Proposal"). The Sixth Proposal reflected a decrease in the upfront cash of $3.00 and an increase in the potential value of the CVRs of $2.00 along with a reduction of the regulatory standard required to achieve the milestone. Mr. Meek indicated that the Sixth Proposal was reflective of Ipsen's understanding of the Corporation, having fully completed all necessary diligence. The same day, Ipsen's financial advisor discussed with Morgan Stanley the terms of the Sixth Proposal, and legal counsel to Ipsen circulated a revised draft of the Arrangement Agreement and CVR Agreement to Skadden and Stikeman reflecting the terms of the Sixth Proposal.

On February 17, 2019, the Transaction Committee met with Morgan Stanley, Skadden and Stikeman to discuss and consider the Sixth Proposal. During the meeting, Dr. Desjardins provided an update to the Transaction Committee on the status of the business and recent interactions with the FDA, and, in light of the most recent developments in the affairs of the Corporation and Ipsen's latest proposal, Morgan Stanley provided the Transaction Committee with an update to the draft of Morgan Stanley's preliminary financial analysis of the Corporation previously shared with the Board. During the meeting, the Transaction Committee determined, after having received advice from Morgan Stanley and the Corporation's outside legal counsel, that although the Sixth Proposal was compelling with respect to value and the improvement of the terms of the CVR, it was in the best interests of the Corporation and its stakeholders to present a counter proposal to Ipsen of $26.00 per Share payable in cash plus a CVR of $6.00 per Share payable upon acceptance of a submission on or prior to December 31, 2024 by the FDA of an NDA for Palovarotene in the treatment of MO with a view of increasing the portion of the consideration to be paid in upfront cash. On February 18, 2019, Dr. Bonita called Mr. de Garidel to provide him with the Corporation's counter proposal.

Between February 18 and February 24, 2019, Dr. Bonita (in collaboration with the other members of the Transaction Committee) and Ipsen, together with each of the Corporation's and Ipsen's financial advisors and outside legal counsel, continued their negotiations to settle the financial terms and conditions of the proposed transaction, including with respect to the aggregate consideration to be paid by Ipsen to the Shareholders, the value and conditions associated with the CVRs, a condition to closing related to a third party with whom the Corporation has a commercial contract and the retention plan compensation. During this period, outside legal counsel to the Corporation and Ipsen also continued their negotiations to settle the Arrangement Agreement, the CVR Agreement, the Support and Voting Agreements and the other definitive transaction documents.

On February 20, 2019, Ipsen's financial advisor presented Morgan Stanley with what they characterized as Ipsen's best and final proposal, being a new acquisition proposal of $25.00 per Share payable in cash plus a CVR of $6.00 per Share payable upon acceptance of a submission on or prior to December 31, 2024 by the FDA of an NDA for Palovarotene in the treatment of MO (the "Final Proposal"). Later that same day, the Transaction Committee met with Morgan Stanley, Skadden and Stikeman to discuss the Final Proposal and the remaining outstanding issues with respect to the negotiations with Ipsen and its advisors.

In the evening of February 21, 2019, the Board met with Morgan Stanley, Skadden and Stikeman to receive an update on the status of negotiations and review the process that had been conducted by the Corporation since the receipt of the Initial Proposal. Morgan Stanley provided an extensive summary of Ipsen's current proposal, including with respect to structure and value. Following such discussions, the Board concluded that it did not expect a better proposal for the Corporation to materialize. At the same meeting, Skadden and Stikeman reviewed the key provisions of the then-current draft Arrangement Agreement, including the nature of the non-solicitation obligations and corresponding "fiduciary-out" clauses, the closing conditions, the scope of the representations, warranties and other covenants, the circumstances in which each party would be permitted to terminate the

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Arrangement Agreement and the instances in which a Termination Fee and Expense Reimbursement Fee would be payable by the Corporation. Senior management, Morgan Stanley, Skadden and Stikeman updated the Board on the remaining outstanding issues with respect to the negotiations with Ipsen.

On February 22, 2019, the Corporation re-granted access to Ipsen and its representatives to the electronic data room that contained information relating to the Corporation and its business in order to permit Ipsen to finalize and update its due diligence on the Corporation.

In the evening of February 24, 2019, the Transaction Committee, together with Dr. Desjardins and the other members of the Board, met with Morgan Stanley, Skadden and Stikeman to review the terms of the Final Proposal, the proposed final draft of the Arrangement Agreement and related matters. The Transaction Committee, after having taken into consideration the advice of Morgan Stanley, Skadden and Stikeman, and such other matters it considered relevant, including those set forth under the heading "Reasons for the Arrangement", unanimously recommended that the Board approve the Arrangement.

Thereafter, the Board, together with representatives of Morgan Stanley, Skadden and Stikeman, met to review the terms of the proposed final draft Arrangement Agreement and related matters and to receive the recommendation of the Transaction Committee. Morgan Stanley advised the Board that, as of February 24, 2019, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in the Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Shareholders. Morgan Stanley's opinion was subsequently formalized in writing in the Fairness Opinion. The Board, having taken into account the advice of Morgan Stanley, including the Fairness Opinion, the advice of Skadden and Stikeman, and such other matters it considered relevant, including those set forth under the heading "Reasons for the Arrangement", unanimously determined that the Arrangement was in the best interests of the Corporation and unanimously resolved to approve the Arrangement and the entering into by the Corporation of the Arrangement Agreement and to recommend that the Shareholders vote in favour of the Arrangement Resolution.

The Arrangement Agreement and other definitive transaction documents were finalized and executed by the parties in the evening of February 24, 2019, and the Corporation and Ipsen issued a joint press release announcing the transaction the morning after, prior to the opening of trading in France.

OrbiMed, the largest shareholder of the Corporation owning approximately 27.4% of the issued and outstanding Shares, entered into a Support and Voting Agreement in connection with Arrangement concurrently to the Corporation, the Purchaser and Ipsen entering into the Arrangement Agreement. On March 2, 2019, BDC, the second largest shareholder of the Corporation owning approximately 13.9% of the issued and outstanding Shares, entered into a Support and Voting Agreement in connection with Arrangement. On March 4, 2019, NEA, a shareholder of the Corporation owning approximately 7.1% of the issued and outstanding Shares, entered into a Support and Voting Agreement in connection with the Arrangement.

Recommendations of the Transaction Committee and the Board

The Board established the Transaction Committee for the purposes of, inter alia: (i) reviewing and considering the proposed form, structure, terms, conditions and timing of the Arrangement, as well as any alternative transaction proposal received by the Corporation, (ii) making such recommendations to the Board as it considers appropriate or desirable in relation to any such transaction (including whether or not to proceed with the Arrangement), and (iii) providing advice and guidance to the Board as to whether one or more transaction(s) is or are in the best interests of the Corporation.

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The Transaction Committee, after having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and having received advice from the Board's financial advisor and outside legal counsel, has unanimously recommended that the Board approve the Arrangement.

The Board, after having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and having received advice from its financial advisor, including the Fairness Opinion, and outside legal counsel, and the unanimous recommendation of the Transaction Committee, has unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution.

Reasons for the Arrangement

The Transaction Committee, in unanimously recommending that the Board approve the Arrangement, and the Board, in unanimously determining that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders, considered and relied upon a number of factors, including, among others, the following:

  the amount of the Cash Consideration payable under the Arrangement to the Shareholders, which represents a premium of approximately 77% to the 30-day volume-weighted average price of the Shares on the NASDAQ up to and including February 22, 2019, the last trading day prior to announcement of the Arrangement;

  that the vast majority of the Consideration payable to Shareholders pursuant to the Arrangement will be paid in cash, which provides Shareholders with certainty of value and immediate liquidity;

  that the Arrangement, through the CVRs, provides Shareholders with the ability to participate in the potential upside of the development of Palovarotene if the Milestone is achieved;

  the Board's assessment of the current and anticipated future opportunities and risks associated with the business, operations, assets, financial performance and condition of the Corporation should it continue as a stand-alone entity, including without limitation that the Corporation may be required to raise equity capital to commercialize Palovarotene, that there can be no guarantee that any FDA or other regulatory approval relating to Palovarotene will be obtained, nor that the Corporation will have the ability to develop and commercialize Palovarotene, and that the price at which Palovarotene may be commercialized remains uncertain at the current stage of development;

  the Corporation's consideration of a variety of strategic alternatives, with a view to identifying transactions or other alternatives in the best interests of the Corporation, including continuing to pursue the development and commercialization of Palovarotene on a stand-alone basis;

  the Fairness Opinion of Morgan Stanley to the effect that, as of February 24, 2019 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in the Fairness Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Shareholders;

  that Shareholders will have an opportunity to vote on the Arrangement, which requires (i) approval by at least 66⅔% of the votes cast by the Shareholders represented at the Meeting in person or represented by proxy, and (ii) a simple majority of the votes cast by the Shareholders represented at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101;

  that the Transaction Committee has unanimously recommended to the Board that the Board approve the Arrangement;

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  the support of the Arrangement by OrbiMed and directors and officers that have entered into Support and Voting Agreements;

  that the Arrangement is subject to a determination of the Court that the Arrangement is fair and reasonable, both procedurally and substantively, to the Shareholders;

  that the terms and conditions of the Arrangement Agreement, including that the Corporation's and the Purchaser Parties' representations, warranties and covenants and the conditions to completion of the Arrangement are, after consultation with its outside legal counsel, reasonable in light of the circumstances, including the Consideration offered by the Purchaser Parties;

  that the Purchaser Parties' obligation to complete the Arrangement is subject to a limited number of conditions, which the Board, after consultation with its outside legal counsel, believes are reasonable under the circumstances;

  that Ipsen has the capability and will have the funds to effect the Arrangement, and has unconditionally and irrevocably guaranteed the Purchaser's obligations under the Arrangement Agreement, and the Arrangement is not subject to due diligence or financing conditions;

  the Board's belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time with closing of the Arrangement currently expected in the second quarter of 2019, subject to satisfaction of all closing conditions;

  the treatment of, and consideration to be received by, holders of Incentive Awards under the Arrangement;

  the Board's assessment of Ipsen's ability to further develop Palovarotene and to achieve the Milestone;

  the appropriateness of the Termination Fee and the ability of the Board, in certain circumstances, to consider, accept and enter into a definitive agreement with respect to a Superior Proposal, provided that the Corporation pays the Termination Fee;

  the view of the Board that the Termination Fee would not preclude a third party from making a potential unsolicited Superior Proposal in respect of the Corporation;

  that registered Shareholders may, upon compliance with certain conditions and in certain circumstances, exercise their Dissent Rights and, if ultimately successful, receive fair value for their Shares as determined by the Court;

  that the benefits offered to the participants of the Corporation's retention plan for the benefit of officers and employees implemented in the context of the Arrangement adequately protects the interests of such persons and of the Corporation;

  that the Arrangement Agreement is a result of arm's-length negotiations between the Corporation and the Purchaser Parties; and

  that, in the Board's view, the terms of the Arrangement Agreement treat stakeholders of the Corporation fairly.

The Transaction Committee, in making its unanimous recommendation, and the Board, in reaching its determination, also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:

  the risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement, the diversion of management's attention away from conducting the Corporation's business in the ordinary course and the potential impact on the Corporation's current business relationships, including its employees;

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  that following the Arrangement, aside from the potential payouts resulting from the CVRs, Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Corporation's long-term plans;

  the risks associated with the CVRs, including, without limitation, that the payout resulting from the CVRs is conditional upon the achievement of the Milestone, and that there is no guarantee that the Milestone will be achieved;

  the conditions to the Purchaser Parties' obligation to complete the Arrangement and the right of the Purchaser Parties to terminate the Arrangement Agreement under certain limited circumstances;

  the prohibition contained in the Arrangement Agreement on the Corporation's ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, the Corporation must pay the Termination Fee to the Purchaser, as described under "The Arrangement Agreement – Termination Fee"; and

  that the Arrangement will be a taxable transaction and, as a result, Shareholders will generally be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Arrangement.

The foregoing discussion of the information and factors considered and given weight by the Transaction Committee and the Board is not intended to be exhaustive. The Transaction Committee, in unanimously recommending that the Board approve the Arrangement, and the Board, in unanimously determining that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders, did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors. The full Board was present at the February 24, 2019 meeting of the Board at which the Arrangement was approved and the Board was unanimous in its recommendation that the Shareholders vote in favour of the Arrangement Resolution.

In connection with the Arrangement, OrbiMed, BDC and NEA (which as at March 6, 2019, beneficially owned or exercised control or direction over an aggregate of 18,430,467 Shares, representing approximately 48.4% of the issued and outstanding Shares) have each entered into a Support and Voting Agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

In addition, directors and officers of the Corporation (who as at March 6, 2019, beneficially owned or exercised control or direction over, an aggregate of 1,214,580 Shares, representing 3.2% of the issued and outstanding Shares) have each entered into a Support and Voting Agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

Fairness Opinion

In deciding to approve the Arrangement, the Board considered, among other things, the Fairness Opinion delivered by Morgan Stanley & Co. LLC ("Morgan Stanley"). The Board retained Morgan Stanley as of November 6, 2018 to act as financial advisor to the Board in connection with a potential sale of Clementia and to provide financial advice and assistance and, if requested, to render a fairness opinion in connection therewith. The Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Corporation's industry and its knowledge of the business and affairs of the Corporation. On February 24, 2019, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Board to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley's written opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Shareholders.

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The full text of the Fairness Opinion is attached hereto as Appendix "D" and incorporated by reference into this Information Circular. The Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering the Fairness Opinion. Shareholders are urged to, and should, read the Fairness Opinion carefully and in its entirety. The Fairness Opinion is directed to the Board and addresses, as of the date of the Fairness Opinion, only the fairness, from a financial point of view, to the Shareholders of the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement. The Fairness Opinion did not address any other aspect of the transaction contemplated by the Arrangement Agreement and does not constitute a recommendation to Shareholders as to how to vote at the Meeting. The summary of the Fairness Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.

For purposes of rendering the Fairness Opinion, Morgan Stanley:

  reviewed certain publicly available financial statements and other business and financial information of the Corporation;

  reviewed certain internal financial statements and other financial and operating data concerning the Corporation;

  reviewed certain financial projections (the "Projections") prepared by the management of the Corporation;

  discussed the past and current operations and financial condition and the prospects of the Corporation with senior executives of the Corporation;

  reviewed the reported prices and trading activity for the Shares;

  compared the financial performance of the Corporation and the reported prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with the Corporation and their securities;

  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  participated in certain discussions and negotiations among representatives of the Corporation and Ipsen and their financial and legal advisors;

  reviewed the draft Arrangement Agreement dated February 24, 2019, including the CVR Agreement attached as a schedule to the draft Arrangement Agreement, and certain related documents;

  reviewed representations made to Morgan Stanley in a certificate, dated as of February 24, 2019, from senior officers of the Corporation as to the completeness and accuracy of the information upon which Morgan Stanley's opinion is based; and

  performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Corporation, and formed a substantial basis for the Fairness Opinion. With respect to the financial projections prepared by management of the Corporation, Morgan Stanley assumed that they had been reasonably prepared using the assumptions identified therein and on bases reflecting the best then-currently available estimates and judgments of the management of the Corporation of the future financial performance of the Corporation. In addition, Morgan Stanley assumed that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Arrangement Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Arrangement, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Arrangement.

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Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Corporation and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Corporation's officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the Shareholders in the Arrangement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Corporation, nor was Morgan Stanley furnished with any such valuations or appraisals. The Fairness Opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of February 24, 2019. Events occurring after such date may affect the Fairness Opinion and the assumptions used in preparing it, and although Morgan Stanley reserved the right to change or withdraw the Fairness Opinion in such event, Morgan Stanley did not assume any obligation to update, revise or reaffirm the Fairness Opinion.

In arriving at its opinion, while Morgan Stanley was authorized to solicit, and did solicit, interest from a limited number of parties with respect to the acquisition, business combination or other extraordinary transaction involving the Corporation, Morgan Stanley did not negotiate with any of such parties, other than Ipsen, which expressed interest to Morgan Stanley in the possible acquisition of the Corporation.

Although Morgan Stanley included the CVRs in certain of its analyses, Morgan Stanley expressed no opinion as to the likelihood that the Milestone will be achieved or whether the Milestone Payment will be paid.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of the Fairness Opinion. The following summary is not a complete description of the Fairness Opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with the Fairness Opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, to the extent that the Fairness Opinion is based on market data, it is based on market data as it existed on or before February 22, 2019, which was the last trading day prior to the meeting of the Board held to approve the Arrangement, and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of the Corporation to calculate the gross equity value of the Corporation to existing Shareholders and the related implied equity value per Share.

A discounted cash flow analysis is a traditional valuation methodology which is used to derive the implied value of an asset by calculating the present value of the estimated unlevered free cash flows and terminal value of such asset. "Unlevered free cash flows" refers to a calculation of the future cash flows generated by the asset without including in such calculation any debt servicing costs. "Present value" refers to the current value of the future cash flows generated by the asset and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. "Terminal value" refers to the present value of all future cash flows generated by the asset for periods beyond the projection period.

Using the Projections Morgan Stanley calculated the estimated unlevered free cash flows of the Corporation's lead product candidate, Palovarotene, relating to the treatment of FOP and MO as well as corporate, general and administrative and other expenses, taking into account certain tax attributes, for the period from March 31, 2019 through December 31, 2040. This forecast period was chosen as it included the full ramp down period following the loss of exclusivity, as estimated by management, for the use of Palovarotene in treating FOP and MO. Morgan Stanley did not include a terminal value. Morgan Stanley then discounted the estimated unlevered free cash flows to their present values as of March 31, 2019 using the mid-year discount convention and discount rates selected, upon the application of Morgan Stanley's professional judgment and experience, to reflect the

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Corporation's estimated weighted average cost of capital and cost of equity, which estimates were derived by application of the capital asset pricing model, which takes into account certain Corporation-specific metrics, including the Corporation's capital structure, assumed tax rate and beta, as well as certain financial metrics for the financial markets generally. Morgan Stanley relied on a universe of selected pre-commercial small molecule peers in estimating the Corporation's appropriate predicted beta and applied a size premium to account for the difference in market capitalization between the Corporation and the chosen peers. Morgan Stanley calculated an implied aggregate value of the Corporation by adding together the present values of the estimated unlevered free cash flows.

Morgan Stanley then adjusted such implied aggregate value for net cash, which included the present value of estimated net cash proceeds resulting from an assumed future common equity issuance and the assumed sale of the Priority Review Voucher, in each case, relying on the Projections and assumptions provided by management, in order to calculate the gross equity value of the Corporation. To calculate the implied equity value per Share, Morgan Stanley divided the gross equity value of the Corporation by the number of fully diluted Shares outstanding as of February 24, 2019 (as calculated under the treasury stock method and including shares issued in the assumed future common equity issuance).

Morgan Stanley also performed a sensitivity analysis to analyze the implied impact on the implied equity value per Share it derived as described above of changes in the Projections and assumptions provided by management with respect to using Palovarotene to treat FOP and MO respectively, including changes to assumed pricing, peak sales, probability of success, tax rate, delays in drug launches from the Corporation's product development platform, sales and marketing costs, and general and administrative costs.

Precedent Transactions Analysis

Morgan Stanley analyzed publicly available five-year forward aggregate-value-to-revenue multiples for select small molecule, rare disease company transactions, which were selected based upon Morgan Stanley's professional judgment and experience, and calculated an implied aggregate value for the Corporation by applying such multiples to the 2023 revenue Projections.

Morgan Stanley then adjusted such implied aggregate value for net cash, which included the present value of estimated net cash proceeds resulting from an assumed future common equity issuance and the assumed sale of the Priority Review Voucher, in each case, relying on the projections received from management, in order to calculate the gross equity value of the Corporation. To calculate the implied equity value per Share, Morgan Stanley divided the gross equity value of the Corporation by the number of fully diluted Shares outstanding as of February 24, 2019 (as calculated under the treasury stock method, and including shares issued in the assumed future common equity issuance).

No company or transaction utilized in the precedent transactions analysis is identical to the Corporation or the Arrangement. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other factors beyond the control of the Corporation, such as the impact of competition on the business of the Corporation or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Corporation or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Premiums Paid Analysis

Morgan Stanley considered, based on publicly available transaction information, the premiums paid in selected acquisitions of publicly-traded biopharmaceutical companies. Morgan Stanley measured the premiums paid over the closing price of the target company's stock on the last trading day prior to the first public knowledge of the possibility of an impending transaction involving the target. Morgan Stanley applied these premiums to the Corporation's closing share price as of February 22, 2019, which was the last trading day prior to the meeting of the Board held to approve the Arrangement, in order to calculate the implied equity value per Share.

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No company or transaction utilized in the premiums paid analysis is identical to the Corporation or the Arrangement. In evaluating the selected acquisitions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other factors beyond the control of the Corporation, such as the impact of competition on the business of the Corporation or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Corporation or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Public Trading Comparables Analysis

Morgan Stanley reviewed and compared certain financial information for the Corporation to corresponding financial information, ratios and consensus estimate-based 2024 whole-company sales multiples for select publicly-traded, pre-commercial, small-molecule, rare disease companies and calculated an implied aggregate value for the Corporation by applying such multiples to the 2024 revenue Projections.

Morgan Stanley then adjusted such implied aggregate value for net cash, which included the present value of cash proceeds resulting from an assumed future common equity issuance and the assumed sale of the Priority Review Voucher, in each case, relying on the Projections and assumptions provided by management, in order to calculate the gross equity value of the Corporation. To calculate the implied equity value per Share, Morgan Stanley divided the gross equity value of the Corporation by the number of fully diluted Shares outstanding as of February 24, 2019 (as calculated under the treasury stock method, and including shares issued in the assumed future common equity issuance).

No company utilized in the public trading comparables analysis is identical to the Corporation. In evaluating the public trading comparables, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other factors beyond the control of the Corporation, such as the impact of competition on the business of the Corporation or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Corporation or the industry or in the financial markets in general, which could affect the public trading value of the companies.

Historical Trading Range Analysis

For reference only, and not as a component of its fairness analysis, Morgan Stanley reviewed the historical trading range of the Shares for the 52-week period ending February 22, 2019, which was the last trading day prior to the meeting of the Board held to approve the Arrangement.

For reference only, and not as a component of its fairness analysis, Morgan Stanley also reviewed the historical trading range of the Shares between October 23, 2018 (representing the date on which the Corporation put out a press release announcing that the FDA had agreed that available data would support the filing of an NDA for Palovarotene for the prevention of heterotopic ossification (HO) associated with flare up symptoms in patients with FOP) and February 22, 2019, which was the last trading day prior to the meeting of the Board held to approve the Arrangement.

General

In connection with the review of the transaction by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering the Fairness Opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less

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probable than other assumptions. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of the Corporation. These include, among other things, the impact of competition on the business of the Corporation and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Corporation and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, to the Shareholders of the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement, and in connection with the delivery of the Fairness opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The Consideration was determined through arm's-length negotiations between the Corporation and Ipsen and was approved by the Board. Morgan Stanley acted as financial advisor to the Board during these negotiations but did not, however, recommend any specific consideration to the Corporation or the Board, nor opine that any specific consideration constituted the only appropriate consideration for the Arrangement. In addition, the Fairness Opinion does not address the relative merits of the Arrangement contemplated by the Arrangement Agreement as compared to other business or financial strategies that might be available to the Corporation, nor does it address the underlying business decision of the Corporation to enter into the Arrangement Agreement or proceed with the Arrangement, and Morgan Stanley's opinion expressed no opinion or recommendation as to how the Shareholders should vote at the Meeting.

As described in the section entitled "Reasons for the Arrangement", the Fairness Opinion and Morgan Stanley's presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve the execution, delivery and performance by the Corporation of the Arrangement Agreement and the transaction contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board or management with respect to the Arrangement or the Consideration to be received by Shareholders pursuant to the Arrangement Agreement or of whether the Board would have been willing to agree to different consideration.

In the two years prior to the date of the Fairness Opinion, Morgan Stanley provided financing services for the Corporation and received fees in connection with such services, none of which is material to Morgan Stanley. There are no understandings, agreements or commitments between Morgan Stanley and the Corporation or Ipsen with respect to future business dealings. Morgan Stanley may seek to provide financial advisory and financing services to any of the Corporation, Ipsen or their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Ipsen, the Corporation, or any other company, or any currency or commodity, that may be involved in the Arrangement, or any related derivative instrument.

The Fairness Opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

As compensation for its services relating to its engagement, the Corporation has agreed to pay Morgan Stanley a fee, including a fee that is contingent upon the successful completion of the Arrangement as well as a fixed fee with respect to the rendering and delivery of the Fairness Opinion that is not contingent upon the completion of the Arrangement. In addition, the Corporation has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and has agreed to indemnify Morgan Stanley in certain circumstances.

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The Arrangement

Summary of the Arrangement

The Corporation entered into the Arrangement Agreement with Ipsen and the Purchaser on February 24, 2019. A copy of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Corporation's Form 6-K filed with the SEC on February 25, 2019. The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, among other things, the Shareholders (other than Dissenting Shareholders) will receive, for each Share held, (i) the Cash Consideration, and (ii) one CVR.

Under the Arrangement, each unvested Option and DSU will be deemed to have been vested as of the Effective Time. Subsequently, each outstanding Option will be deemed to be transferred by the holder to the Corporation in exchange for, in respect of each Option for which the Cash Consideration exceeds the exercise price, (i) an amount equal to the Cash Consideration less the applicable exercise price in respect of such Option, and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. For greater certainty, where the exercise price of any Option is equal to or greater than the Cash Consideration, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled for no consideration. In addition, each outstanding DSU will be deemed to be transferred by the holder to the Corporation in exchange for the Consideration, less any applicable withholdings, and such DSU shall be immediately cancelled.

Pursuant to the Arrangement Agreement, the Purchaser may designate directors of the Corporation that it wishes to replace as of the Effective Date by representatives it nominates. It is anticipated that certain members of the Board will be so designated and will be asked to resign effective as of the Effective Date so that representatives of the Purchaser may fill the vacancies created by such resignations.

The Arrangement Resolution approving the Arrangement must be approved by (i) at least 66⅔% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101. To the knowledge of the Corporation, only the votes attached to the Shares owned by Dr. Clarissa Desjardins, the Corporation's Founder and Chief Executive Officer, will be excluded from the "majority of the minority" vote mandated by MI 61-101. See "Principal Legal Matters — Canadian Securities Law Matters".

See "The Arrangement Agreement".

Arrangement Steps

The following summarizes the steps that will occur under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix "B" to this Information Circular.

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

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Incentive Awards

1.	Each unvested Option and DSU shall, notwithstanding the terms of the Stock Option Plan, the Omnibus Plan or any award agreement pursuant to which DSUs were awarded, as applicable, shall be deemed to have been vested as of the Effective Time.

2.	The following transactions shall occur simultaneously:

	(a)	Each outstanding Option shall, without any further action by or on behalf of a holder of Options, be deemed to have been transferred by such holder to the Corporation in exchange for, in respect of each Option for which the Cash Consideration exceeds the exercise price, (i) an amount equal to the Cash Consideration less the applicable exercise price in respect of such Option, and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. For greater certainty, where the exercise price of any Option is greater than the Cash Consideration, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any amount in respect of such Option, and the Option shall be immediately cancelled for no consideration.

	(b)	Each outstanding DSU shall, without any further action by or on behalf of a holder of DSUs, be deemed to be transferred by such holder to the Corporation in exchange for the Consideration, less any applicable withholdings, and such DSU shall be immediately cancelled.

	(c)	Furthermore:

		(i)	each holder of Options or DSUs shall cease to be a holder of such Options or DSUs;

		(ii)	such holder's name shall be removed from each applicable register;

		(iii)	the Stock Option Plan, the Omnibus Plan and any and all agreements relating to the Options and the DSUs shall be terminated and shall be of no further force and effect; and

		(iv)	such holder shall thereafter have only the right to receive the Consideration, if any, to which they are entitled pursuant to items 2(a) and 2(b) above, as applicable, at the Effective Time and in the manner specified in items 2(a) and 2(b) above.

Dissenting Shareholders

3.	Each of the Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser, and:

	(a)	such Dissenting Shareholders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value for such Shares as determined and as set out in Article 3 of the Plan of Arrangement;

	(b)	such Dissenting Shareholders' names shall be removed as the holders of such Shares from the register of holders of Shares maintained by or on behalf of the Corporation; and

	(c)	the Purchaser shall be deemed to be the legal and beneficial owner of the Shares so transferred, and shall be entered in the register of the holders of Shares maintained by or on behalf of the Corporation.

Shares

4.	Concurrently with the preceding step, each outstanding Share (other than Shares held by Dissenting Shareholders who have validly exercised such holders' respective Dissent Rights) shall be transferred without any further act or formality by the holder thereof to the Purchaser in exchange for the Consideration per Share, less any applicable withholdings, and:

	(a)	the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with the Plan of Arrangement;

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(b)	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of the Corporation; and

(c)	the Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

Interests of Directors and Officers in the Arrangement

The directors and officers of the Corporation may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders. These interests include those described below. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by Shareholders.

Shares

In connection with the Arrangement, OrbiMed, BDC and NEA (which as at March 6, 2019, beneficially owned or exercised control or direction over an aggregate of 18,430,467 Shares, representing approximately 48.4% of the issued and outstanding Shares) have each entered into a Support and Voting Agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

In addition, directors and officers of the Corporation (who as at March 6, 2019, beneficially owned or exercised control or direction over, an aggregate of 1,214,580 Shares, representing 3.2% of the issued and outstanding Shares) have each entered into a Support and Voting Agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

All of the Shares held by such directors and officers of the Corporation and their associates will be treated in the same fashion under the Arrangement as Shares held by all other Shareholders. If the Arrangement is completed, such directors and officers of the Corporation will receive, in exchange for all Shares beneficially owned by them or over which they exercise control or direction as at March 6, 2019, an aggregate of approximately $30,364,500 and 1,214,580 CVRs.

Incentive Awards

Options

As at March 6, 2019, the directors and officers of the Corporation owned an aggregate of 3,859,297 Options granted pursuant to the Stock Option Plan and the Omnibus Plan. Pursuant to the Plan of Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, each unvested Option will be deemed to have been vested, and subsequently each outstanding Option will be deemed to be transferred by the holder to the Corporation in exchange for, in respect of each Option for which the Cash Consideration exceeds the exercise price, (i) an amount equal to the Cash Consideration less the applicable exercise price in respect of such Option, and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. For greater certainty, where the exercise price of any Option is greater than the Cash Consideration, neither the Corporation nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled for no consideration. Accordingly, at closing of the Arrangement, the directors and officers will each receive, for each Option held as at the Effective Time, (i) an amount equal to the Cash Consideration less the applicable exercise price in respect of such Option, and (ii) one CVR, less any applicable withholdings. If the Arrangement is completed and assuming no vested Options are exercised between March 6, 2019 and the Effective Time, the directors and officers of the Corporation would receive, in exchange for all Options held by them as at March 6, 2019, an aggregate of approximately $62,419,272 and 3,859,297 CVRs.

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DSUs

In connection with the Arrangement, the Corporation approved the issuance of 39,225 DSUs to non-executive directors of the Corporation, to replace long-term incentive grants which would otherwise have been made in 2019 to non-executive directors of the Corporation in the normal course of business (the "2019 DSUs").

As at March 6, 2019, the directors of the Corporation held an aggregate of 60,793 DSUs granted pursuant to the Omnibus Plan, including the 2019 DSUs. In addition, Pursuant to the Arrangement (and conditional upon the Arrangement being completed), as of the Effective Time, each unvested DSU will be deemed to have been vested, and subsequently each outstanding DSU will be deemed to be transferred by the holder to the Corporation in exchange for the Consideration, less any applicable withholdings, and such DSU shall be immediately cancelled. Accordingly, at closing of the Arrangement, each director will be entitled to receive, for each DSU owned as at the Effective Time, the Consideration, less any applicable withholdings. If the Arrangement is completed, the directors of the Corporation would receive, in exchange for all DSUs that the directors held as at March 6, 2019 and assuming no DSUs are redeemed in accordance with terms of the Omnibus Plan between March 6, 2019 and the Effective Time, an aggregate consideration of approximately $1,519,825 and 60,793 CVRs.

Change of Control Agreements

The Corporation has entered into agreements with certain of its officers that contain change of control provisions, namely Dr. Clarissa Desjardins (Founder and Chief Executive Officer), Dr. Donna Grogan (Chief Medical Officer), Mr. Steve Forte (Chief Financial Officer), Mr. Jeff Packman (Chief Development Officer), Dr. Nabil Abadir (Executive Vice-President, Medical and Scientific Affairs), Dr. James Michael Roach (Executive Vice-President, Research & Development) and Mr. Joseph Walewicz (Executive Vice-President, Business and Corporate Development) (collectively, the "Change of Control Agreements").

The Change of Control Agreements do not provide for any additional compensation to be paid to the officers of the Corporation solely as a result of a change of control, such as the Arrangement. However, the Change of Control Agreements provide for compensation in the event of subsequent termination of employment without cause or resignation for good reason within the first 12 months following a change of control. In such circumstances, the Change of Control Agreements provide for (i) a lump-sum severance payment ranging from 18 to 21 months of base salary, (ii) a lump sum equal to the officer's annual target bonus multiplied by a factor ranging from 1.5 to 1.75, and (iii) continuation of certain other benefits, such as group insurance coverage, for such 18 to 21-month period. In addition, all outstanding equity grants would become fully vested.

Pursuant to the Change of Control Agreements, if the Arrangement is completed and the entitlements are triggered as described above within the 12-month period following the completion of the Arrangement, the officers noted above would be entitled to collectively receive, based on current compensation and bonus entitlements and excluding the value of continued benefits, aggregate cash compensation of approximately $6,015,858.

Retention Compensation

Upon the approval of the Transaction Committee, the Corporation approved a retention compensation pool from which retention awards may be made to the officers and other key employees of the Corporation in an aggregate amount of up to approximately $2.3 million. The purposes of the retention compensation are to (i) recognize employees' contribution to the Corporation, and (ii) assist the Corporation in retaining management and key employees until closing of the Arrangement, and to assist with the integration of the Corporation's business with the business of the Purchaser Parties. The entire amount of the retention awards shall be payable upon the Effective Date subject to continued employment of the respective officer or employee through the Effective Date; provided that any after-tax proceeds of any retention award allocated to certain key employees of the Corporation shall be subject to repayment if such key employee ceases to be employed by the Corporation prior to the later of (a) the date of submission by the Corporation of an NDA at the FDA for Palovarotene, and (b) the date that is six months following the Effective Date, other than in the event the key employee is terminated by the Corporation without cause or resigns for Good Reason.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

With respect to Options granted on February 18, 2019 in favour of certain officers and other key employees, the option agreements provide that the net after-tax proceeds attributable to such Options shall be subject to repayment, and the CVRs attributable to such Options shall be forfeited in full, if such key employee ceases to be employed by the Corporation prior to the later of (a) the date of submission by the Corporation of an NDA at the FDA for Palovarotene, and (b) the date that is six months following the Effective Date, other than in the event the officer or key employee is terminated by the Corporation without cause or resigns for Good Reason.

Cash Payments to Directors and Officers of the Corporation Pursuant to Incentive Awards and Change of Control Agreements and Shareholdings of Directors and Officers of the Corporation

Other than in respect of Incentive Awards, including the 2019 DSUs, and retainer fees of $30,000 payable to each member of the Transaction Committee (other than the chair of the Transaction Committee) for services rendered in connection with the Arrangement, no non-executive directors of the Corporation will receive any payment as a result of the proposed Arrangement, except with respect to Shares beneficially owned by such directors, which amounts will be paid on the same terms as all other Shareholders.

The chart below sets out for each director and certain officers of the Corporation: (i) the number of Shares beneficially owned by such director or officer and his or her associates and affiliates; and (ii) the amount of cash and CVRs payable pursuant to the Arrangement for Incentive Awards held by each such director or officer of the Corporation. Except for any amounts that may be payable to certain officers of the Corporation pursuant to the retention compensation and CVRs as described above, which amounts have not been determined, if the Arrangement is completed, the officers of the Corporation noted below will not be entitled to receive any additional compensation solely as a result of the change of control of the Corporation.

			Cash Payment under the
			Arrangement in respect	CVRs under the
			of Incentive Awards(2)	Arrangement in respect
Name	Position with the Corporation	Shares Held(1)	($)	of Incentive Awards(3)
Directors
David P. Bonita	Chairman of the Board, Director	-	822,620	53,777
Robert Heft	Director	63,895(4)	2,304,541	113,693
Pierre Legault	Director	-	688,460	47,202
Allan Mandelzys	Director	58,751	3,315,937	154,616
Francois Nader	Director	103,329	2,309,491	113,891
Shawn Tomasello	Director	-	683,885	45,561

Officers
Clarissa Desjardins	Founder and Chief Executive Officer, Director	814,054	28,028,400	1,657,757
Steve Forte	Chief Financial Officer, Corporate Secretary	-	4,651,653	389,100
Donna Roy Grogan	Chief Medical Officer	69,866	9,399,726	499,394
Jeffrey Packman	Chief Development Officer	104,685	6,062,147	353,379
Nabil Abadir	Executive Vice-President, Medical and Scientific Affairs	-	1,144,000	100,000
James Michael Roach	Executive Vice-President, Research & Development	-	2,066,000	200,000

Management Information Circular of Clementia Pharmaceuticals Inc.▮

			Cash Payment under the
			Arrangement in respect	CVRs under the
			of Incentive Awards(2)	Arrangement in respect
Name	Position with the Corporation	Shares Held(1)	($)	of Incentive Awards(3)
Joseph Walewicz	Executive Vice-President, Business and Corporate Development	-	2,462,237	191,720
Total:		1,214,580	63,939,097	3,920,090

Notes:

(1)	As at March 6, 2019.

(2)	Cash payments are in respect of DSUs and Options held as at March 6, 2019, and assume no vested Options are exercised, and no DSUs are redeemed in accordance with terms of the Omnibus Plan, between March 6, 2019 and the Effective Time. For greater certainty, due to the difficulty as of the date of this Information Circular of determining whether any payment will be made to holders of CVRs pursuant to the terms of the CVR Agreement, the amount assumes no CVR payout will be made. See "Incentive Awards" above.

(3)	CVRs are in respect of DSUs and Options held as at March 6, 2019, and assume no vested Options are exercised, and no DSUs are redeemed in accordance with terms of the Omnibus Plan, between March 6, 2019 and the Effective Time.

(4)	Mr. Heft holds his Shares indirectly through Gren Trust.

Continuing Insurance Coverage for Directors and Officers of the Corporation

The Arrangement Agreement provides that, prior to the Effective Date, the Corporation shall purchase customary tail policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Corporation and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Arrangement Agreement also provides that the Purchaser will, or will cause the Corporation and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

Sources of Funds for the Arrangement

The Purchaser is expected to pay an initial aggregate amount of approximately $1.04 billion to acquire all of the outstanding Shares, assuming that no Shareholders validly exercise their Dissent Rights. The Purchaser Parties have represented and warranted to the Corporation that the Purchaser shall have sufficient funds available to satisfy the aggregate Consideration payable pursuant to the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

Stock Exchange Delisting

It is expected that the Shares will be delisted from the NASDAQ following the completion of the Arrangement. It is also expected that the Corporation will make an application to terminate its status as a reporting issuer under Canadian Securities Laws and to deregister its securities under the U.S. Exchange Act.

Procedure for the Arrangement Becoming Effective

The Arrangement will be implemented by way of a statutory plan of arrangement under the CBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders through the Requisite Approval;

(b)	the Court must grant the Final Order approving the Arrangement;

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(c)	all other conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the CBCA must be sent to the Director.

Shareholder Approval

At the Meeting, pursuant to the Interim Order, the Shareholders will be asked to approve the Arrangement Resolution. Each Shareholder shall be entitled to vote on the Arrangement Resolution, with the Shareholders entitled to one vote per Share. The requisite approval for the Arrangement Resolution is (i) at least 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101. To the knowledge of the Corporation, only the votes attached to the Shares owned by Dr. Clarissa Desjardins, the Corporation's Founder and Chief Executive Officer, will be excluded from the "majority of the minority" vote mandated by MI 61-101. The Arrangement Resolution must receive Requisite Approval in order for the Corporation to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

For information with respect to the procedures for Shareholders to follow to receive their consideration pursuant to the Arrangement, see "Procedures for Surrender of Shares and Receipt of Consideration".

See also "General Proxy Matters — Procedure and Votes Required" and "Principal Legal Matters — Canadian Securities Law Matters".

Court Approval

Interim Order

An arrangement under the CBCA requires Court approval. Accordingly, on March 6, 2019, the Corporation obtained the Interim Order, which provides for, among other things:

  the Requisite Approval;

  the Dissent Rights granted to registered Shareholders;

  the notice requirements with respect to the presentation of the application to the Court for the Final Order;

  the ability of the Corporation to adjourn or postpone the Meeting from time to time with the consent of the Purchaser in accordance with the terms of the Arrangement Agreement without need for additional approval of the Court; and

  except as required by Law, that the Record Date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) of the Meeting.

The Interim Order is attached as Appendix "C" to this Information Circular.

Final Order

The CBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, the Corporation will make an application to the Court for the Final Order.

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The application for the Final Order approving the Arrangement is expected to take place before the Superior Court of Québec (Commercial Division), sitting in the district of Montréal, on April 11, 2019, in room 16.12 of the Courthouse located at 1 Rue Notre-Dame E, Montréal, Québec, H2Y 1B6 (or such other room or location that the Court may determine), at 9:00 a.m. (Montréal time) (or as soon as counsel may be heard). See Appendix "G" for the notice of presentation of the Final Order. A copy of the full text of the motion to be presented to the Court in respect of the Final Order will be available on the Corporation's website. At the hearing, any Shareholder and any other interested party who wishes to participate or to be represented or present evidence or argument may do so, subject to filing with the Court and serving upon the Corporation and the Purchaser Parties a notice of appearance together with any evidence or materials that such party intends to present to the Court, in the delays and in the manner described in the Interim Order.

The Corporation has been advised by its counsel that the Court has broad discretion under the CBCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Corporation and the Purchaser may determine not to proceed with the Arrangement.

Assuming that the Final Order is granted, and the other conditions precedent to closing are satisfied or waived to the extent legally permissible, the Corporation will file the Articles of Arrangement with the Director as soon as reasonably practicable and in any event within 5 Business Days after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions to the completion of the Arrangement to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered.

Support and Voting Agreements

The following is a summary only of certain material terms of the Support and Voting Agreements, and is qualified in its entirety by the full texts of the Support and Voting Agreements. Shareholders are urged to read the Support and Voting Agreements in their entirety. The Support and Voting Agreements have each been filed, and are available, on SEDAR at www.sedar.com. The Support and Voting Agreement entered into by OrbiMed, as well as a form of Support and Voting Agreement entered into by directors and officers of the Corporation have each been filed, and are available, on EDGAR at www.sec.gov/edgar as exhibits to the Corporation's Form 6-K filed with the SEC on February 25, 2019. The Support and Voting Agreements entered into by BDC and NEA have each been filed, and are available, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as exhibits to the Corporation's Form 6-K filed with the SEC on March 6, 2019.

In connection with the Arrangement, OrbiMed, BDC and NEA (which as at March 6, 2019, beneficially owned or exercised control or direction over an aggregate of 18,430,467 Shares, representing approximately 48.4% of the issued and outstanding Shares) have each entered into a support and voting agreement (a "Support and Voting Agreement") pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

In addition, directors and officers of the Corporation (who as at March 6, 2019, beneficially owned or exercised control or direction over, an aggregate of 1,214,580 Shares, representing approximately 3.2% of the issued and outstanding Shares) have each entered into a Support and Voting Agreement pursuant to which they have each agreed to vote their respective Shares in favour of the Arrangement Resolution.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Covenants

Under their respective Support and Voting Agreements, such directors and officers of the Corporation, OrbiMed, BDC and NEA agreed, among other things, to the following covenants:

(a)	at the Meeting (including in connection with any separate vote of any sub-group of securityholders of the Corporation that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement Resolution is sought, to cause all of such Shareholder's Shares held at the date of the Support and Voting Agreement (the "Subject Securities") to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) its Subject Securities (i) in favour of the approval of the Arrangement Resolution, and (ii) in favour of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b)	at any meeting of securityholders of the Corporation (including in connection with any separate vote of any sub-group of securityholders of Corporation that may be required to be held and of which sub-group the Shareholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders of the Corporation is sought (including by written consent in lieu of a meeting), to cause its Subject Securities to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) its Subject Securities against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c)	in connection with and subject to paragraphs (a) and (b) above, to deposit or cause to be deposited (with copies to the Purchaser) proxies or voting instruction forms, duly completed and executed in respect of all of the Subject Securities at least 10 days prior to the Meeting, voting all such Subject Securities in favour of the Arrangement Resolution; and that neither it nor any person on its behalf will take any action to withdraw, amend, revoke or invalidate any proxy deposited by the Shareholder pursuant to the Support and Voting Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless prior written consent from the Purchaser has been obtained or the Support and Voting Agreement is terminated in accordance with its terms. Such proxy or proxies shall name those individuals as may be designated by the Corporation in the Information Circular and shall not be revoked without the consent of the Purchaser or unless the Support and Voting Agreement is terminated in accordance with its terms;

(d)	not to, directly or indirectly (i) solicit proxies, or become a participant in a solicitation in opposition to, or competition with the Arrangement Agreement, (ii) act jointly or in concert with others with respect to voting securities of the Corporation for the purpose of opposing or competing with the Purchaser or Ipsen in connection with the Arrangement Agreement, (iii) publicly withdraw support from the transactions contemplated by the Arrangement Agreement or publicly approve or recommend any Acquisition Proposal, (iv) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal, and (v) join in the requisition of any meeting of the securityholders of the Corporation for the purpose of considering any resolution related to any Acquisition Proposal;

(e)	not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "SVA Transfer"), or to enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the SVA Transfer of any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement, (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to the Support and Voting Agreement, or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii);

Management Information Circular of Clementia Pharmaceuticals Inc.▮

(f)	not to take any other action of any kind, directly or indirectly, which would make any representation or warranty of the Shareholder set forth in the Support and Voting Agreement untrue or incorrect in any material respect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by the Shareholder of its obligations under the Support and Voting Agreement;

(g)	not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Meeting in connection therewith; and

(h)	to promptly notify the Purchaser and Ipsen of the amount of any equity securities or other interests in the Corporation acquired by the Shareholder, to the extent it is permitted by applicable Law, after the date of the Support and Voting Agreement. Any such securities or other interests shall be subject to the terms of the Support and Voting Agreement as though owned by the Shareholder on the date of the Support and Voting Agreement and shall be included in the definition of "Subject Securities." Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the capital structure of the Corporation affecting the securities of the Corporation, the number of securities constituting the Subject Securities shall be adjusted appropriately and the Support and Voting Agreement and the obligations thereunder shall attach to any securities of the Corporation issued to the Shareholder in connection therewith.

Termination Rights

The Support and Voting Agreements will automatically terminate upon the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with the terms therein. In addition, a Support and Voting Agreement may be terminated in writing:

(a)	at any time prior to the Effective Time, by the mutual agreement of the parties to such Support and Voting Agreement;

(b)	by the Purchaser or Ipsen if the Shareholder party to such Support and Voting Agreement breaches or is in default of any of the covenants or obligations of the Shareholder under such Support and Voting Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Shareholder under such Support and Voting Agreement were at the date of execution of such Support and Voting Agreement, or subsequently become, untrue or incorrect in any material respect, provided that the Purchaser or Ipsen has notified the Shareholder in writing of any of the foregoing events and the same has not been cured by such Shareholder within 10 days of the date such notice was received by the Shareholder;

(c)	by the Shareholder party to such Support and Voting Agreement if the Purchaser or Ipsen breaches or is in default of any of the covenants or obligations of Purchaser or Ipsen under such Support and Voting Agreement and such breach or such default has or may have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or if any of the representations or warranties of the Purchaser or Ipsen under such Support and Voting Agreement were at the date of execution of such Support and Voting Agreement, or subsequently become, untrue or incorrect in any material respect, provided that the Shareholder has notified the Purchaser or Ipsen in writing of any of the foregoing events and the same has not been cured by Purchaser or Ipsen within 10 days of the date such notice was received by the Purchaser or Ipsen;

(d)	by the Shareholder party to such Support and Voting Agreement or the Purchaser at any time on or after the Outside Date; or

(e)	by the Shareholder party to such Support and Voting Agreement if the Arrangement Agreement is amended (i) in a manner that results in a reduction or change in the form of consideration payable per Subject Security (other

Management Information Circular of Clementia Pharmaceuticals Inc.▮

than to increase the consideration per Subject Security and/or to add additional consideration, in each case without reducing the amount of cash consideration per Subject Security) or (ii) in any other respect that is materially adverse to the Shareholder.

Timing

The Arrangement will become effective as of the Effective Time and on the Effective Date, which is expected to be the date on which the Articles of Arrangement, a copy of the Final Order and such other materials as the Director requires are filed with the Director. If the Meeting is held as scheduled and is not adjourned or postponed and Requisite Approval is obtained, the Corporation will apply for the Final Order approving the Arrangement. Subject to receipt of the Final Order in form and substance satisfactory to the Corporation and the Purchaser, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, the Corporation expects the Effective Date to occur in the second quarter of 2019. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be delayed for a number of reasons, including the failure to satisfy the conditions to the completion of the Arrangement in the anticipated time frames.

Expenses

The estimated fees, costs and expenses of the Corporation in connection with the Arrangement contemplated herein including, without limitation, financial advisors' fees, filing fees, legal and accounting fees, proxy solicitation fees and printing and mailing costs, but excluding payments made by the Corporation pursuant to the Arrangement in respect of the outstanding Incentive Awards, are anticipated to be approximately $25.7 million.

The Arrangement Agreement

The following is a summary only of the material terms of the Arrangement Agreement, including the Plan of Arrangement and is qualified in its entirety by the full text of the Arrangement Agreement including the Plan of Arrangement. Shareholders are urged to read the Arrangement Agreement including the Plan of Arrangement in its entirety. A copy of the Plan of Arrangement is attached as Appendix "B" to this Information Circular, and the full text of the Arrangement Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as an exhibit to the Corporation's Form 6-K filed with the SEC on February 24, 2019. The Arrangement Agreement establishes and governs the legal relationship between the Corporation, Ipsen and the Purchaser with respect to the transactions described in this Information Circular. It is not intended to be a source of factual, business or operational information about the Corporation, Ipsen or the Purchaser.

Pursuant to the Arrangement Agreement, it was agreed that the Parties would carry out the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement. See "The Arrangement — Procedure for Arrangement to Become Effective".

Effective Date of the Arrangement

The Corporation shall file the Articles of Arrangement with the Director as soon as reasonably practicable after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in the Arrangement Agreement and summarized under "Closing Conditions" below (excluding conditions that, by their terms,

Management Information Circular of Clementia Pharmaceuticals Inc.▮

cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law, including the CBCA.

It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Covenants

Conduct of Business of the Corporation

Until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, the Corporation shall conduct business in the Ordinary Course.

Without limiting the generality of the foregoing, the Corporation shall, and shall cause its Subsidiaries to, except as disclosed in the Corporation Disclosure Letter or with the prior written consent of the Purchaser:

(a)	use commercially reasonable efforts to (i) duly and timely file with the appropriate Governmental Entity all material Tax Returns required to be filed by the Corporation or any of its Subsidiaries, (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all material amounts required to be so paid, withheld, collected or remitted other than those being contested in good faith, and (iii) not, without the prior written consent of the Purchaser, acting reasonably (A) make, rescind or change any election relating to Taxes, annual Tax accounting period or method of Tax accounting that would reasonably be expected to be material to Corporation or any of its Subsidiaries, (B) enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to Taxes that would reasonably be expected to be material to the Corporation or any of its Subsidiaries, (C) settle (or offer to settle) any Tax claim, audit, proceeding or reassessment that would reasonably be expected to be material to the Corporation or any of its Subsidiaries, (D) amend any Tax Return or change from most recent practice any manner of reporting income or claiming deductions for Tax purposes that would reasonably be expected to be material to Corporation or any of its Subsidiaries, or (E) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund; and

(b)	keep the Purchaser reasonably informed, on a timely basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to the Corporation).

Without limiting the generality of the foregoing, and without derogating from the obligations of the Corporation summarized below under "Closing Conditions — Additional Conditions Precedent to the Obligations of Purchaser", but subject to Law, the Corporation shall use its commercially reasonable efforts to preserve intact the current business organization of the Corporation, keep available the services of the present Corporation Employees and maintain good relations with, and the goodwill of, agents, suppliers, vendors, consultants, licensors, partners, lessors, creditors and all other persons having business relationships with the Corporation and, except as disclosed in the Corporation Disclosure Letter or with the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly

(a)	amend its Constating Documents;

(b)	split, combine or reclassify any shares of its capital stock or other equity interests;

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(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests;

(d)	issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of Shares;

(e)	reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge the Corporation or any of its Subsidiaries;

(f)	adopt a plan of liquidation or resolutions providing for the complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Corporation or any of its Subsidiaries;

(g)	merge, combine or amalgamate with any person or acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses;

(h)	sell, pledge, lease, license, encumber, transfer or otherwise dispose of any of its assets or any interest in any of its assets;

(i)	make any capital expenditure or commitment to do so;

(j)	create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(k)	make, change or revoke any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any person;

(l)	enter into any Real Property Lease or amend the terms of any existing Real Property Lease;

(m)	in respect of any assets of the Corporation or any of its Subsidiaries, waive, release, surrender, abandon, let lapse, grant or transfer any material right or amend, modify or change, or agree to amend, modify or change, any existing material Authorization, right to use, lease, Contract or Corporation IP;

(n)	enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales Contracts or similar financial instruments;

(o)	make any "investment" (as defined for purposes of section 212.3 of the Tax Act) in any corporation that is a "foreign affiliate" of the Corporation;

(p)	adopt, enter into, terminate or amend any Employee Plan;

(q)	make, or promise to make, any changes to any Employee Plan, written employment agreements and/or any other terms and conditions of employment applicable to any Corporation Employee, including granting or promising to grant, any general increase in the rate of wages, salaries, benefits, bonuses or other remuneration of any Corporation Employees or independent contractor or making, or promising to make, any bonus or profit sharing distribution or similar payment of any kind, or adopting, or promising to adopt, or otherwise implement any employee or executive bonus or retention plan or program, except as required by the terms of any Employee Plan, written employment Contracts or Law and/or offer employment to or hire any new Corporation Employees;

Management Information Circular of Clementia Pharmaceuticals Inc.▮

(r)	make any material change in the Corporation's methods of accounting, except as required by IFRS or pursuant to written instructions, comments or orders of a Securities Authority;

(s)	announce, implement or effect any reduction in force, lay-off or early retirement program, severance program or other similar program or effort concerning the termination of employment of Corporation Employees;

(t)	except as may be required by Law or the terms of any existing Employee Plan prior to the date hereof or any Contract (including, for greater certainty, in connection with any termination for cause): (i) increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Corporation Employee or any director of the Corporation or any of its Subsidiaries; (ii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer or senior manager of the Corporation or, other than in the Ordinary Course, any Corporation Employee (other than a director or officer or senior manager); (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Corporation Employee; (iv) increase compensation, retention or incentive compensation or other benefits payable to any director or officer of the Corporation or any of its Subsidiaries or, other than in the Ordinary Course, any Corporation Employee (other than a director or officer); (v) loan or advance money or other property to any of the Corporation's or any of its Subsidiaries' present or former directors, officers or Corporation Employees; (vi) terminate (other than for cause) or knowingly encourage the resignation of any Corporation Employee; or (vii) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan, provided that the foregoing shall not prohibit the Corporation from paying, establishing or increasing the compensation payable to any officer or employee of the Corporation pursuant to retention and bonus arrangements relating to the transactions contemplated by the Arrangement Agreement, as and to the extent set forth in the Corporation Disclosure Letter;

(u)	commence, cancel, waive, release, assign, settle or compromise any material claim or right, litigation, proceeding or governmental investigation;

(v)	commence, cancel, waive, release, assign, settle or compromise any threat, assertion, claim, demand, litigation or proceeding relating to Corporation IP or any Product;

(w)	abandon or materially reduce the scope of any pending or Registered IP;

(x)	(i) grant or acquire, agree to grant to or acquire from any person, abandon or permit to lapse any rights to any Corporation IP or disclose or agree to disclose to any person, other than Representatives of the Purchaser, any material trade secrets or, other than in the Ordinary Course, confidential information, or (ii) fail to take any action necessary or advisable to protect or maintain any material Corporation IP;

(y)	(i) amend or modify in any material respect, or terminate or waive any material right under, any Material Contract,
(ii) enter into any Contract that would be a Material Contract if in effect on the date hereof, or (iii) make any bid or tender after the date of this hereof which, if accepted, would result in the Corporation being obligated to enter into a Contract that would be a Material Contract if in effect on the date hereof;

(z)	abandon or fail to diligently pursue any application for any material Authorizations, leases or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, lease or registration;

(aa)	except as contemplated in the Arrangement Agreement and except for scheduled renewals in the Ordinary Course, amend, modify or terminate any material insurance policy of the Corporation or any of its Subsidiaries in effect on the date of the Arrangement Agreement;

Management Information Circular of Clementia Pharmaceuticals Inc.▮

(bb)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters with Morgan Stanley;

(cc)	terminate or materially alter the course of any current clinical trials, except where such action is required by Law or deemed necessary by an ethics board or the Corporation to protect subject safety, materially amend the protocol for any clinical trials for any Product, materially modify or take any action that materially deviates from the current clinical trial study designs, time lines and protocols for clinical trials related to any Product, including without limitation, taking any action that would materially impact the study cycle time line, patient and study site recruitment and enrollment status, patient standards of care, study objectives or strategy, protocol complexity, or the statistical analysis;

(dd)	modify the specifications of any Product except to the extent required by Law to protect patient safety; or

(ee)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Regarding the Arrangement

The Corporation shall perform all obligations required or desirable to be performed by it under the Arrangement Agreement, cooperate with the Purchaser in connection therewith, and shall do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Corporation shall:

(a)	use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required to be obtained under the Material Contracts or the Real Property Leases in connection with the Arrangement or (ii) required in order to maintain the Material Contracts and the Real Property Leases in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(b)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement, provided that neither the Corporation nor any of its Subsidiaries will consent to the entry of any judgment or settlement with respect to any such proceeding without the prior written approval of the Purchaser;

(c)	use its commercially reasonable efforts to satisfy all conditions precedents in the Arrangement Agreement;

(d)	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(e)	subject to confirmation that insurance coverage is maintained or purchased in accordance with the provisions summarized below under "Insurance and Indemnification" and delivery by each of the Purchaser and the Corporation and each member of the Board of mutual releases from all claims and potential claims in respect of the period prior to the Effective Time, use commercially reasonable efforts to assist in effecting the resignations of each of the Corporation's and each of its Subsidiaries' respective directors designated by Purchaser, and cause them to be replaced as of the Effective Date by individuals nominated by the Purchaser;

(f)	carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or any of its Subsidiaries with respect to the Arrangement Agreement or the Arrangement; and

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(g)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

The Purchaser shall perform all obligations required or desirable to be performed by it under the Arrangement Agreement, cooperate with the Corporation in connection therewith, and shall do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)	use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it challenging the Arrangement or the Arrangement Agreement;

(b)	use its commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement;

(c)	carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement or the Arrangement; and

(d)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

The Corporation shall promptly notify the Purchaser of:

(a)	the occurrence of any Material Adverse Effect after the date hereof;

(b)	any notice or other communication from (i) any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person is required in connection with the Arrangement Agreement or the Arrangement, or (ii) any counterparty to a Material Contract that is terminating or otherwise materially adversely modifying its relationship with the Corporation or any of its Subsidiaries as a result of the Arrangement or the Arrangement Agreement;

(c)	any material written notice or other material written communication from any Governmental Entity in connection with the Arrangement Agreement (and, subject to Law, the Corporation shall contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(d)	any notice or other communication from any supplier or licensor of Intellectual Property Rights to the effect that such person is terminating or is otherwise materially adversely modifying its relationship with the Corporation or any of its Subsidiaries as a result of the Arrangement Agreement or the Arrangement;

(e)	any material written communication from any Governmental Entity in connection with the Corporation Owned Registered IP; or

(f)	any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Corporation or any of its Subsidiaries or any of their respective assets.

Access to Information; Confidentiality

Subject to Law, the Corporation shall give the Purchaser, Ipsen, their respective Representatives and representatives of any potential financing source of the Purchaser, upon reasonable notice, reasonable access during normal business hours to its and

Management Information Circular of Clementia Pharmaceuticals Inc.▮

its Subsidiaries' (a) premises, (b) property and assets (including all Books and Records, whether retained internally or otherwise), (c) Contracts, and (d) senior personnel, and such other information with respect to the financial condition, assets or business of the Corporation or its Subsidiaries as the Purchaser or Ipsen may from time to time reasonably request, subject to the Non-Disclosure Agreement and so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Corporation, and provided that no sampling or other intrusive investigations or studies shall be performed without the Corporation's prior written consent, with consent shall not be unreasonably withheld, conditioned or delayed.

Neither the Purchaser nor any of its Representatives will contact any Corporation Employee, agents, suppliers, vendors, consultants, licensors, partners, lessors, creditors and all other persons having business relationships with the Corporation except with consent of the Corporation, which consent shall not be unreasonably withheld or delayed.

Notwithstanding any provision of the Arrangement Agreement, the Corporation shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Corporation reasonably determines (after receiving the advice of its outside legal counsel) that such access or disclosure would jeopardize any attorney-client or other privilege claim by the Corporation or any of its Subsidiaries.

The Purchaser acknowledges that the Non-Disclosure Agreement shall continue to apply and that any information provided pursuant to the covenants relating to access to information and confidentiality of the Arrangement Agreement that is non-public or proprietary in nature shall be subject to the terms of the Non-Disclosure Agreement on the same basis as if such information had been disclosed under the Non-Disclosure Agreement. For greater certainty, if the Arrangement Agreement is terminated in accordance with its terms, the obligations of the Parties and their respective Representatives under the Non-Disclosure Agreement shall survive the termination of the Arrangement Agreement in accordance with the terms of the Non-Disclosure Agreement.

Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure (unless the form and content of such other public statement or disclosure complies with a communication plan previously agreed upon among the Parties) with respect to the Arrangement Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and the Corporation must not make any filing with any Governmental Entity (other than in connection with Securities Laws) with respect to the Arrangement Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required to make disclosure by Law (other than in connection with Securities Laws) shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding anything to the contrary in the Arrangement Agreement, the Corporation shall have no obligation to consult with the Purchaser prior to making any disclosure related to an Acquisition Proposal or a Change in Recommendation.

Notice and Cure Provisions

Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:

(a)	cause any of the representations or warranties of such Party contained in the Arrangement Agreement to be untrue or inaccurate in any material respect at any time from the date of the Arrangement Agreement to the Effective Time; or

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(b)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under the Arrangement Agreement.

Notification provided under the covenants relating to notice and cure provisions of the Arrangement Agreement will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under the Arrangement Agreement.

Insurance and Indemnification

Prior to the Effective Date, the Corporation shall purchase a pre-paid non-cancellable run-off directors' and officers' liability insurance policy providing protection to all present and former officers and directors of the Corporation and its Subsidiaries no less favourable in the aggregate to the protection provided by the policies maintained by the Corporation and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Corporation and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for 6 years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% (such amount, the "Base Premium") of the Corporation's current annual aggregate premium for policies currently maintained by the Corporation or any of its Subsidiaries; provided further however that if such insurance can only be obtained at a premium in excess of the Base Premium, the Corporation may purchase the most advantageous policies of directors' and officers' liability insurance reasonably available for an annual premium not to exceed the Base Premium, and the Purchaser shall, or shall cause the Corporation and its Subsidiaries to, maintain such coverage for 6 years from the Effective Date.

The Purchaser shall cause the Corporation and its Subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Corporation and its Subsidiaries to the extent that any such indemnity agreements have been disclosed in the Corporation Disclosure Letter, and acknowledges that such rights, to the extent that they have been so disclosed, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than 6 years from the Effective Date.

If the Corporation or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates or amalgamates with or merges or liquidates into any other person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Corporation or any of its Subsidiaries) assumes all of the obligations summarized in the covenants relating to insurance and indemnification of the Arrangement Agreement.

NASDAQ Delisting and Deregistration

Prior to the Effective Time, the Corporation shall cooperate with the Purchaser and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of the NASDAQ to cause (a) the delisting of the Shares from the NASDAQ as promptly as practicable after the Effective Time and (b) the deregistration of the Shares pursuant to the U.S. Exchange Act as promptly as practicable after such delisting.

Section 338(g) Election

Notwithstanding anything to the contrary contained in the Arrangement Agreement, the Purchaser shall not make (or permit to be made) any election under section 338(g) of the U.S. Internal Revenue Code (or any comparable applicable provision of U.S. state, local or non-U.S. Tax Law) with respect to the Corporation or any of its Subsidiaries.

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Termination of 401(k) Plan

Unless the Purchaser requests otherwise in writing at least 5 Business Days prior to the Effective Date, the Corporation shall, effective as of at least 1 day prior to the Effective Date and contingent on the occurrence of the Effective Time, terminate the Corporation's 401(k) Plan and any other defined contribution retirement plan that is intended to meet the requirements of section 401(k) of the U.S. Internal Revenue Code, and which is sponsored, or contributed to, by the Corporation or any of its Subsidiaries (collectively, the "401(k) Plan") and no further contributions shall be made to the 401(k) Plan on or after the Effective Date with respect to compensation earned after the termination date of the 401(k) Plan, provided however, that any participant deferrals that are withheld from participants' pay prior to the termination date of the 401(k) Plan that have not yet been deposited to the trust funding the 401(k) Plan as of such 401(k) Plan termination date may be deposited to such trust and allocated to participants' account under the 401(k) Plan as soon as commercially practicable following the 401(k) Plan termination date. The Corporation shall provide to the Purchaser (a) executed resolutions of the Board (or the board of directors of its Subsidiaries, as applicable) authorizing such termination, and (b) executed amendments to the 401(k) Plan which (i) are sufficient to assure compliance with all applicable requirements of the U.S. Internal Revenue Code and regulations thereunder, including such that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination, and (ii) effective prior to termination of the 401(k) Plan provide for the automatic payment of participants' accounts upon plan termination in the form of a lump-sum. Purchaser shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement under section 401(k) of the U.S. Internal Revenue Code that is sponsored by the Purchaser or one of its Subsidiaries (the "Purchaser 401(k) Plan") that will cover Corporation Employees who remain employed after the Effective Date. In connection with the termination of the 401(k) Plan, the Purchaser shall use commercially reasonable efforts to cause the Purchaser 401(k) Plan to accept from the 401(k) Plan the "direct rollover" of the account balance of each such Corporation Employee who participated in the 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the 401(k) Plan and the U.S. Internal Revenue Code.

Transaction Litigation

The Corporation shall as promptly as reasonably practical notify the Purchaser in writing of any Transaction Litigation and shall keep the Purchaser informed on a reasonably prompt basis regarding any such Transaction Litigation. The Corporation shall give the Purchaser the opportunity to (a) participate in the defense of any Transaction Litigation, and (b) consult with counsel to the Corporation regarding the defense, settlement or compromise with respect to any such Transaction Litigation. For purposes of the covenants relating to Transaction Litigation of the Arrangement Agreement, "participate" means that the Purchaser will be kept reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Corporation and its counsel is not undermined or otherwise adversely affected), and the Purchaser may offer comments or suggestions with respect to such Transaction Litigation which the Corporation shall consider in good faith; provided that the Corporation shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the Purchaser's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Additional Covenants Regarding Non-Solicitation

Non-Solicitation

Except as expressly provided for in the Arrangement Agreement, the Corporation shall not, directly or indirectly, through any officer, employee, representative (including financial or other advisor) or agent of the Corporation or any of its Subsidiaries, and shall not permit any such person to:

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any

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inquiry, proposal or offer from any person (other than the Purchaser or Ipsen) that relates to, constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Purchaser and Ipsen) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than 5 Business Days following such public announcement or public disclosure will not be considered to be in violation of the additional covenants regarding non-solicitation of the Arrangement Agreement (or in the event that the Meeting is scheduled to occur within such 5 Business Day period, prior to the third Business Day prior to the date of the Meeting);or

(e)	enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in the Arrangement Agreement).

Except as expressly provided for in the Arrangement Agreement, the Corporation shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations commenced prior to the date of the Arrangement Agreement with any person (other than the Purchaser and Ipsen) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information regarding the Corporation and its Subsidiaries; and

(b)	to the extent that such information has not previously been returned or destroyed, promptly request the return or destruction of all copies of any confidential information regarding the Corporation or its Subsidiaries provided to any person other than the Purchaser, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights or entitlements.

The Corporation represents and warrants that neither the Corporation nor any of its Subsidiaries has waived any confidentiality, standstill or similar agreement or restriction to which the Corporation or any of its Subsidiaries is a party, except to permit submissions of expressions of interest solicited prior to the date of the Arrangement Agreement. The Corporation undertakes to seek to enforce, or cause any of its Subsidiaries to seek to enforce, all confidentiality, standstill or similar agreements or restrictions that it or any of its Subsidiaries has entered into prior to the date hereof or enter into after the date hereof and the Corporation covenants and agrees not to release any person from, or waive such person's obligations respecting the Corporation, under any confidentiality, standstill or similar agreement or restriction to which the Corporation is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing the Arrangement Agreement shall not be a violation of the Arrangement Agreement), except to allow such person to make an Acquisition Proposal confidentially to the Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal, provided that the additional covenants regarding non-solicitation of the Arrangement Agreement are complied with.

Nothing contained in the additional covenants regarding non-solicitation of the Arrangement Agreement shall prohibit the Board from making any disclosure or taking any other action (including a Change in Recommendation) prior to the Effective Time if the Board, after consultation with its outside legal and financial advisors, has determined in good faith that such disclosure or action is necessary for the Board to act in a manner consistent with its fiduciary duties or is otherwise required under Law (including by responding to an Acquisition Proposal under a director's circular or otherwise as required under Securities Laws).

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Notification of Acquisition Proposals

If the Corporation or any of its Subsidiaries or any of their respective Representatives, receives or becomes aware of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any of its Subsidiaries in connection with any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, including information, access, or disclosure relating to the properties, facilities, books or records of the Corporation or any of its Subsidiaries, the Corporation shall:

(a)	promptly notify Ipsen, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its terms and conditions, the identity of the person making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all written agreements and substantive documents, correspondence and other materials received in respect thereof, from or on behalf of any such person; and

(b)	keep Ipsen reasonably informed of the status of all developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request, and shall respond as promptly as practicable to Ipsen's reasonable questions with respect thereto.

Responding to an Acquisition Proposal

Notwithstanding the additional covenants regarding non-solicitation of the Arrangement Agreement, or any other agreement between the Parties or between the Corporation and any other person, including the Non-Disclosure Agreement, if at any time, prior to obtaining the Requisite Approval, the Corporation receives a bona fide written Acquisition Proposal, the Corporation may (a) contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information of the Corporation or any of its Subsidiaries, if, in the case of this clause (b):

(a)	the Board (or any special committee thereof) first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal;

(b)	such person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction contained in any Contract entered into with the Corporation;

(c)	the Corporation has been, and continues to be, in compliance with its obligations under the additional covenants regarding non-solicitation of the Arrangement Agreement;

(d)	prior to or concurrently with providing any such copies, access, or disclosure, the Corporation enters into a confidentiality and standstill agreement with such person (if one has not already been entered into or if such previous agreement contains provisions that are more favourable in the aggregate to such person than those contained in the Non-Disclosure Agreement) that contains terms that are no more favourable to such person than those found in the Non-Disclosure Agreement, except that such agreement may specifically release such person from any standstill restriction that is then in effect, and provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with the Corporation and may not restrict the Corporation from complying with the additional covenants regarding non-solicitation of the Arrangement Agreement; and

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(e)	the Corporation promptly provides Ipsen with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in paragraph (d) above.

Right to Match

If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to receipt of the Requisite Approval, the Board (or any special committee thereof) may approve, recommend or enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	the person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(b)	the Corporation has been, and continues to be, in compliance with its obligations under the additional covenants regarding non-solicitation of the Arrangement Agreement;

(c)	the Corporation has delivered to the Purchaser and Ipsen a written notice of the determination of the Board (or any special committee thereof) that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board (or any special committee thereof) to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, together with a copy of such definitive agreement (including any financing documents supplied to Corporation in connection therewith) (the "Superior Proposal Notice");

(d)	at least 5 Business Days (the "Matching Period") have elapsed from the date that is the later of the date on which the Purchaser and Ipsen received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Corporation;

(e)	during any Matching Period, the Purchaser and Ipsen have had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)	the Purchaser and Ipsen have offered to amend the Arrangement Agreement and the Arrangement in accordance with its terms and the Board (or any special committee thereof) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser and Ipsen in accordance with the terms of the Arrangement Agreement;

(g)	the Board has determined in good faith, after consultation with its outside legal counsel, that the failure of the Board to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h)	prior to or concurrently with entering into such definitive agreement, the Corporation terminates the Arrangement Agreement in connection with a Superior Proposal and pays the applicable Termination Fee.

During the Matching Period, or such longer period as the Corporation may approve (in its sole discretion) in writing for such purpose: (a) the Purchaser and Ipsen shall have the opportunity (but not the obligation) to offer to amend the Arrangement and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal, (b) the Board (or any special committee thereof) shall review any such offer made by the Purchaser and Ipsen to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (c) the Corporation shall negotiate in good faith with the Purchaser and Ipsen to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board (or any special committee thereof) determines that such Acquisition Proposal would cease

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to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser and Ipsen and the Corporation, the Purchaser and Ipsen shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive material amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and the Purchaser and Ipsen shall be afforded a new 5-Business Day Matching Period from the date on which the Purchaser and Ipsen received the Superior Proposal Notice for the new Superior Proposal from the Corporation.

The Board shall promptly reaffirm the unanimous recommendation that Shareholders vote in favour of the Arrangement Resolution by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of the Arrangement Agreement in accordance with its terms would result in an Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide the Purchaser, Ipsen and their legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser, Ipsen and their legal counsel.

If the Corporation provides a Superior Proposal Notice to the Purchaser after a date that is less than 10 Business Days before the Meeting, the Corporation shall be entitled to and shall upon request from the Purchaser acting reasonably postpone the Meeting to a date that is not more than 15 Business Days after the scheduled date of the Meeting (and in any event, prior to the Outside Date).

Nothing contained in the right to match provision of the Arrangement Agreement shall prohibit the Board (or any special committee thereof) from:

(a)	responding through a directors' circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that the Corporation shall provide the Purchaser and its legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure; or

(b)	calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Corporation shall advise its Subsidiaries and its Representatives of the prohibitions set out in the additional covenants relating to non-solicitation of the Arrangement Agreement and any violation of the restrictions set forth in such additional covenants by any of the Corporation's Subsidiaries or any Representatives of the Corporation or any of its Subsidiaries is deemed to be a breach of the additional covenants relating to non-solicitation of the Arrangement Agreement by the Corporation.

Representations and Warranties

The Arrangement Agreement contains certain representations and warranties made by the Corporation to the Purchaser and Ipsen relating to the following: organization and qualification; corporate authorization; execution and binding obligation; governmental authorization; no conflict/non-contravention; consents; shareholders' and similar agreements; capitalization; shareholder rights plan; subsidiaries; Canadian and general Securities Law matters; U.S. Securities Law matters; the Corporation's financial statements; disclosure controls and internal control over financial reporting; auditors; absence of certain changes or events; no undisclosed liabilities; Authorizations and licences; fairness opinion; brokers; Transaction Committee and Board approval; compliance with Laws; regulatory compliance; preclinical studies; clinical studies; Material Contracts; title to

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assets; intellectual property; data privacy and cybersecurity; restrictions on conduct of business; litigation; environmental matters; employee matters; collective agreements; employee plans; insurance; Taxes; anti-corruption; economic sanctions and export controls; and non-arm's length transactions.

The Arrangement Agreement contains certain representations and warranties made solidarily by the Purchaser and Ipsen to the Corporation relating to the following: corporate existence and power; corporate authorization; execution and binding obligation; governmental authorization; no conflict/non-contravention; the Investment Canada Act; sufficiency of funds; securities ownership; and litigation.

The representations and warranties were made solely for the purposes of the Arrangement Agreement and may, in some cases, be subject to important qualifications, limitations and exceptions agreed to by the Parties.

The representations and warranties of each of the Parties contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Closing Conditions

Mutual Conditions Precedent

Under the terms of the Arrangement Agreement, the Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties, subject to applicable Law:

(a)	the Interim Order and the Final Order shall have each been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order;

(c)	the Articles of Arrangement shall be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably; and

(d)	no Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation or the Purchaser from consummating the Arrangement.

Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	(i) the representations and warranties of the Corporation relating to organization and qualification, corporate authorization, execution and binding obligation, capitalization, subsidiaries and brokers shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the Effective Time as if made at and as of such time; (ii) all other representations and warranties of the Corporation set forth in the Arrangement Agreement shall be true and correct in all respects (disregarding for such purposes any materiality or Material

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Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect; and (iii) the Corporation shall have delivered a certificate confirming same to the Purchaser and Ipsen, executed by 2 senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and Ipsen and dated the Effective Date;

(b)	the Corporation shall have fulfilled or complied in all material respects with each of the covenants of the Corporation contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by the Purchaser, and shall have delivered a certificate confirming same to the Purchaser, executed by 2 senior officers of the Corporation (in each case without personal liability) addressed to the Purchaser and Ipsen and dated the Effective Date; and

(c)	since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect.

The Arrangement Agreement also included a condition precedent to the obligations of the Purchaser requiring the Corporation to obtain and deliver to the Purchaser a countersigned acknowledgement from a third party with whom the Corporation has a commercial agreement. This condition was fully satisfied subsequent to signing the Arrangement Agreement and prior to the date of this Information Circular.

Additional Conditions Precedent to the Obligations of the Corporation

The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(a)	(i) The representations and warranties of the Purchaser and Ipsen set forth in the Arrangement Agreement shall be true and correct in all respects (without regard to any materiality or "Material Adverse Effect" qualifications contained therein) as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to materially impede completion of the Arrangement, and (ii) each of the Purchaser and Ipsen has delivered a certificate confirming same to the Corporation, executed by 2 senior officers of the Purchaser or Ipsen, as applicable (in each case without personal liability), addressed to the Corporation and dated the Effective Date;

(b)	each of the Purchaser and Ipsen shall have fulfilled or complied in all material respects with each of the covenants of the Purchaser and Ipsen, as applicable, contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Corporation, executed by 2 senior officers of the Purchaser or Ipsen, as applicable (in each case without personal liability), addressed to the Corporation and dated the Effective Date;

(c)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in the Arrangement Agreement in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser or Ipsen shall have provided the Depositary in escrow (the terms and conditions of such escrow to be satisfactory to the Corporation and the Purchaser, acting reasonably) the funds required to satisfy the aggregate Consideration payable to Shareholders by the Purchaser (other than with respect to Shareholders exercising Dissent Rights) and the Depositary will have confirmed to the Corporation receipt from or on behalf of the Purchaser or Ipsen of such funds; and

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(d)	the CVR Agreement shall have been duly executed and delivered by the Purchaser, Ipsen and the Rights Agent, and shall be in full force and effect.

Termination

The Parties have agreed that the Arrangement Agreement shall be effective from the date of the Arrangement Agreement until the earlier of the Effective Date and the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Corporation or Ipsen, on its own behalf and on behalf of the Purchaser, if:

	(i)	the Requisite Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not so terminate the Arrangement Agreement if the failure to obtain the Requisite Approval has been caused by, or is a result of, a breach by such Party (or, in the case of Ipsen, by Ipsen or the Purchaser) of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

	(ii)	after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation, the Purchaser or Ipsen from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not so terminate the Arrangement Agreement if it is then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition related to its representations and warranties or covenants, as applicable, not to be satisfied, and provided that the Party seeking to so terminate the Arrangement Agreement has used its best efforts or, in respect of regulatory approvals, the efforts required for the obtaining of such regulatory approvals pursuant to the Arrangement Agreement, to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

	(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not so terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party (or, in the case of Ipsen, by Ipsen or the Purchaser) of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)	the Corporation, if:

	(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or Ipsen under the Arrangement Agreement occurs that would cause any condition related to the representations and warranties or covenants of the Purchaser or Ipsen not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date; provided that the Corporation is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition related to its representations and warranties or covenants not to be satisfied; or

	(ii)	prior to the receipt of the Requisite Approval, the Board (or any special committee thereof) authorizes the Corporation to enter into a definitive written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement) with respect to a Superior Proposal, provided the Corporation is then in compliance in all material respects with the additional

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covenants regarding non-solicitation set forth in the Arrangement Agreement and that prior to or concurrent with such termination the Corporation pays the Termination Fee; or

(d)	Ipsen, on its own behalf and on behalf of the Purchaser, if:

	(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under the Arrangement Agreement occurs that would cause any condition related to the Corporation's representations and warranties or covenants not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date; provided that each of the Purchaser and Ipsen is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition related to the representations and warranties or covenants of the Purchaser or Ipsen not to be satisfied;

	(ii)	(A) the Board (or any committee thereof) fails to recommend or withdraws, amends, modifies or qualifies in a manner adverse to the Purchaser or publicly proposes or states its intention to do any of the foregoing, or fails to publicly reaffirm within 5 Business Days after having been requested in writing by the Purchaser to do so, acting reasonably, the unanimous recommendation of the Board that Shareholders vote in favour of the Arrangement Resolution, or takes no position or a neutral position with respect to a publicly announced Acquisition Proposal for more than 5 Business Days after such Acquisition Proposal's public announcement (in each case, a "Change in Recommendation"), or (B) the Board (or any committee thereof) approves, recommends or authorizes the Corporation to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement) providing for the consummation of a Superior Proposal;

	(iii)	the Corporation breaches its additional covenants regarding non-solicitation set forth in the Arrangement Agreement in any material respect; or

	(iv)	there has occurred a Material Adverse Effect on or after the date of the Arrangement Agreement that is incapable of being cured on or prior to the Outside Date; or

(e)	Ipsen, on its own behalf and on behalf of the Purchaser, by the close of business on the next Business Day following the Meeting, if Dissent Rights have been exercised with respect to more than 10% of the issued and outstanding Shares.

Termination Fee

Despite any other provision of the Arrangement Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, upon the termination of the Arrangement Agreement further to the occurrence of any of the following events (each, a "Termination Fee Event"), the Corporation shall pay the Purchaser (or as the Purchaser may direct in writing) a termination fee in the amount of $35,000,000 (the "Termination Fee"):

(a)	by the Corporation, pursuant to its right to terminate the Arrangement Agreement in the context of a Superior Proposal;

(b)	by the Purchaser pursuant to its right to terminate the Arrangement Agreement in the context of a Superior Proposal, a Change in Recommendation or a material breach of the Corporation's additional covenants regarding non-solicitation set forth in the Arrangement Agreement; or

(c)	(A) by the Purchaser or the Corporation pursuant to their right to terminate the Arrangement Agreement if the Outside Date occurs, or (B) by the Purchaser pursuant to its right to terminate the Arrangement Agreement in the

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context of a breach of a representation or warranty or failure to perform a covenant by the Corporation if, in either of the cases set out in clause (A) or (B) of this paragraph:

(i)	prior to such termination, an Acquisition Proposal is made or publicly announced by any person (other than the Purchaser, Ipsen or any of their respective affiliates); and

(ii)	within 12 months following the date of such termination, (i) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (ii) Corporation or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract (other than a confidentiality and standstill agreement permitted by and in accordance with the Arrangement Agreement) in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination).

For purposes of the foregoing, the term "Acquisition Proposal" has the meaning assigned to such term under "Glossary of Terms", except that references to "20% or more" shall be deemed to be references to "50% or more".

The Termination Fee shall be paid by the Corporation to the Purchaser as follows, by wire transfer of immediately available funds to an account designated by the Purchaser, if a Termination Fee Event occurs due to:

(a)	a termination of the Arrangement Agreement described in paragraph (a) above, prior to or simultaneously with the occurrence of such Termination Fee Event;

(b)	a termination of the Arrangement Agreement described in paragraph (b) above, within 2 Business Days of the occurrence of such Termination Fee Event; and

(c)	a termination of the Arrangement Agreement described in paragraph (c) above, on or prior to the consummation of the Acquisition Proposal.

Expense Reimbursement

If the Arrangement Agreement is terminated pursuant to the Parties' right to terminate upon failure to obtain the Requisite Approval and such termination (i) does not result from a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or Ipsen under the Arrangement Agreement and (ii) does not result in a Termination Fee Event, then the Corporation shall pay or cause to be paid to the Purchaser, within 2 Business Days of such termination, an aggregate amount in cash in immediately available funds equal to $4,000,000 (the "Expense Reimbursement Fee") representing an expense reimbursement for out-of-pocket costs incurred by the Purchaser.

Expenses

Except as expressly provided under in the Arrangement Agreement, the Parties agree that all out-of-pocket expenses of the Parties relating to the Arrangement Agreement or the transactions contemplated thereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursement of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses. For greater certainty, nothing in the Arrangement Agreement prevents or limits the Corporation from paying the reasonable fees and disbursements (plus applicable taxes, if any) of its legal, accounting and financial advisors which are incurred by the Corporation in connection with the transactions contemplated in the Arrangement Agreement.

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Injunctive Relief, Specific Performance and Remedies

The Parties are entitled to injunctive and other equitable relief to prevent breaches of the Arrangement Agreement and to enforce compliance with the terms of the Arrangement Agreement, in addition to any other remedy to which the Parties may be entitled at law or in equity, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracy or modify any of the representations or warranties contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions contained in the Arrangement Agreement.

Governing Law

The Arrangement Agreement is governed by and is interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Under the Arrangement Agreement, each Party irrevocably attorned and submitted to the non-exclusive jurisdiction of the Québec courts situated in the City of Montréal and waived objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

The CVR Agreement

The following is a summary only of certain material terms of the CVR Agreement, and is qualified in its entirety by the full text of the CVR Agreement. Shareholders are urged to read the CVR Agreement in its entirety. The CVR Agreement has been filed, and is available, on SEDAR at www.sedar.com as a schedule to the Arrangement Agreement and on EDGAR at www.sec.gov/edgar as a schedule to the Arrangement Agreement.

Overview

The CVR Agreement will be entered into between the Purchaser, Ipsen (as guarantor) and the Rights Agent effective upon closing of the Arrangement. Each Shareholder (who has not validly exercised Dissent Rights) will be issued one CVR per Share of the Corporation held by such Shareholder. In addition, holders of DSUs and holders of Options (subject to the exercise price of

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an Option being higher than the Cash Consideration) will receive one CVR for each DSU or Option held by them. The CVRs will be issued at the Effective Time by the Purchaser or at its direction.

Each CVR will entitle the registered holder of such CVR (the "CVR Holder") to receive a one-time payment of $6.00 in cash (the "Milestone Payment") upon the FDA's acceptance, on or prior to December 31, 2024, of submission of an NDA for Palovarotene as developed under IND 135403 based on the results of the phase II/III clinical trials which were being conducted by the Corporation as of the date of the Arrangement Agreement for the treatment of MO (the "Milestone"), which payment shall be reduced to nil if the Milestone is not achieved prior to December 31, 2024; provided, however, that the Milestone shall not be achieved and no amount will be payable in respect of the CVRs if any additional phase II or phase III clinical trial (other than post-approval trials) is required for the submission of the NDA.

For the avoidance of doubt, the payment to be made in respect of the Milestone shall only be paid, if at all, one time, and the maximum potential amount payable per CVR under the CVR Agreement shall be $6.00.

Pursuant to the CVR Agreement, Ipsen will unconditionally and irrevocably guarantee in favour of the CVR Holders the due and punctual payment and performance by the Purchaser or, if the Purchaser amalgamates with the Corporation, the corporation continuing from the amalgamation, of each and every obligation of the Purchaser contained in the CVR Agreement, including the payment of any Milestone Payment payable to CVR Holders in accordance with the terms of the CVR Agreement.

CVR Register

The Rights Agent will maintain an up-to-date register (the "CVR Register") for the purpose of (i) identifying CVR Holders and (ii) registering CVRs and permitted transfers thereof. The CVRs will not be certificated or sent to CVR Holders.

The CVR Register will initially show one position for Cede & Co. representing all the Shares held by DTC on behalf of the street name holders of the Shares held by such Shareholders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs. With respect to any payment to be made pursuant to the CVR Agreement, the Rights Agent will accomplish the payment to any former street name Shareholders by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

A CVR Holder may make a written request to the Rights Agent to change such CVR Holder's address of record in the CVR Register. The written request must be duly executed by the CVR Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

Payment Procedures

The CVR Agreement provides that on or prior to the date that is 20 Business Days following the achievement by the Purchaser, the Corporation or any of their respective affiliates of the Milestone, the Purchaser shall deliver to the Rights Agent (i) written notice indicating that the Milestone has been achieved (the "Milestone Notice") and an Officer's Certificate certifying the date of such achievement and that the CVR Holders are entitled to receive the Milestone Payment, (ii) any letter of instruction reasonably required by the Rights Agent, and (iii) a payment for the aggregate amount necessary to pay to each CVR Holder an amount equal to the product of (a) the Milestone Payment, and (b) the number of CVRs held by such CVR Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Notice (such product, the "Milestone Payment Amount").

Within 10 Business Days of receipt of the Milestone Notice as well as any letter of instruction reasonably required by the Rights Agent, the Rights Agent shall send each CVR Holder at its registered address a copy of the Milestone Notice and shall pay the

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Milestone Payment Amount by cheque mailed to the address of each CVR Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice.

The Purchaser or its affiliates shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any Milestone Payment Amount or any other amounts otherwise payable pursuant to the CVR Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax Law, as may reasonably be determined by the Purchaser or the Rights Agent. Any such withholding may be made, or caused to be made, by the Purchaser through making payments with respect to CVR Holders who received CVRs in consideration of Options through the Corporation's or its Subsidiaries' payroll system or any successor payroll system. In lieu of withholding such amounts, the Purchaser or its affiliates shall be entitled to otherwise recover or to require a CVR Holder to provide for such applicable Taxes. Prior to making any Tax withholdings or causing any Tax withholdings to be made with respect to any CVR Holder, other than ordinary course payroll withholding and reporting on any Milestone Payment Amount, the Rights Agent shall use customary efforts to solicit IRS Form W-9s or W-8s, or any other appropriate forms or information, from CVR Holders in order to provide a reasonable opportunity for the CVR Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding, and the payment to be made in respect of the Milestone may be reasonably delayed in order to gather such necessary Tax forms. The Purchaser, its affiliates and the Rights Agent may assume all such forms in its possession or provided by any CVR Holder are valid under applicable law until subsequently notified by such CVR Holder. The Rights Agent shall promptly remit, or cause to be remitted, any amounts withheld in respect of Taxes to the appropriate Governmental Authority. To the extent any amounts are so deducted and withheld and properly remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of the CVR Agreement as having been paid to the person in respect of whom such deduction and withholding was made, and as required by applicable law, the Purchaser shall deliver (or shall cause the Rights Agent to deliver) to the person to whom such amounts would otherwise have been paid an original IRS Form 1099 or other reasonably acceptable evidence of such withholding.

Restrictions on Transfer of CVRs

CVRs may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder's right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser or the Corporation in connection with the repayment of the after-tax proceeds attributable to Options granted by the Corporation to certain key employees on February 18, 2019, in each case, as described under "Other Material Terms — Ability to Abandon CVR" below.

Every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the CVR Holder thereof, the CVR Holder's attorney-in-fact duly authorized in writing, the CVR Holder's personal representative duly authorized in writing or the CVR Holder's survivor (with written documentation evidencing such person's status as the CVR Holder's survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of the CVR Agreement, register the transfer of the CVRs in the CVR Register. The Purchaser and the Rights Agent may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of the CVR Agreement that requires the payment by a CVR Holder of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Purchaser and will entitle the transferee to the same benefits and rights under the CVR Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with the CVR Agreement.

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The Rights Agent

The Rights Agent will not have any liability for any actions taken or not taken in connection with the CVR Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. The Purchaser has agreed to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent's duties under the CVR Agreement, including the reasonable costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent's gross negligence, bad faith or willful or intentional misconduct.

The Rights Agent may resign at any time by giving written notice thereof to the Purchaser specifying a date when such resignation will take effect. Such notice must be sent at least 60 days prior to the date so specified, but in no event will such resignation become effective until a successor Rights Agent has been appointed. The Rights Agent will cooperate with the Purchaser and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

Covenants of the Purchaser

Among other things, the Purchaser has agreed to furnish or cause to be furnished to the Rights Agent in such form as the Purchaser receives from the Transfer Agent (or other agent performing similar services for the Corporation with respect to the Shares, the Options, or the DSUs), the names and addresses of the CVR Holders within 30 Business Days of the Effective Time.

The Purchaser shall also, and shall cause its affiliates to, keep records in sufficient detail to enable the CVR Holders to determine the amounts payable under the CVR Agreement.

Other Material Terms

No Voting, Dividends or Interest; No Equity or Ownership Interest

The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any CVR Holder. The CVRs will not represent any equity or ownership interest in the Purchaser, any constituent corporation to the Plan of Arrangement or any of their respective affiliates.

Ability to Abandon CVR

A CVR Holder may at any time, at such CVR Holder's option, abandon all of such CVR Holder's remaining rights in a CVR by transferring such CVR to the Purchaser without consideration therefor. Nothing in the CVR Agreement shall prohibit the Purchaser or any of its affiliates from offering to acquire or acquiring any CVRs for consideration from the CVR Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by the Purchaser or any of its affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the CVR Agreement.

Without limiting the generality of the foregoing, if a CVR Holder's after tax proceeds attributable to Options granted by the Corporation to certain key employees on February 18, 2019 are required to be repaid in full to the Corporation pursuant to the terms of the applicable stock option agreement, then any CVRs attributable to such Options shall, for purposes of the CVR Agreement, be deemed acquired by the Purchaser or the Corporation, and shall be automatically deemed extinguished and no longer outstanding for purposes of the CVR Agreement.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Amendments without Consent of CVR Holders

Without the consent of any CVR Holders or the Rights Agent, the Purchaser and its affiliates, when authorized by a board resolution, at any time and from time to time, may enter into one or more amendments to the CVR Agreement, for any of the following purposes:

(a)	to evidence the succession of another person as a successor to the Purchaser and the assumption by any such successor of the covenants of the Purchaser;

(b)	to add to the covenants of the Purchaser such further covenants, restrictions, conditions or provisions as the Purchaser and the Rights Agent will consider to be for the protection of the CVR Holders; provided that, in each case, such provisions do not adversely affect the interests of the CVR Holders;

(c)	to cure any ambiguity, to correct or supplement any provision that may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the CVR Agreement; provided that, in each case, such provisions do not adversely affect the interests of the CVR Holders;

(d)	as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the U.S. Securities Act or the U.S. Exchange Act, and to ensure that the CVRs are not subject to the prospectus requirement under applicable Canadian Securities Laws; provided that, in each case, such provisions do not adversely affect the interests of the CVR Holders;

(e)	to evidence the succession of another person as a successor to the Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent; or

(f)	any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR Holders.

Amendments with Consent of CVR Holders

In addition to any amendments to the CVR Agreement that may be made by the Purchaser and its affiliates without the consent of any CVR Holder, with the consent of the holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register at the time of determination, whether evidenced in writing or taken at a meeting of the CVR Holders, the Purchaser and its affiliates, when authorized by a board resolution, and the Rights Agent may enter into one or more amendments to the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, even if such addition, elimination or change is materially adverse to the interest of the CVR Holders.

Amalgamation of the Purchaser

At any time following the Effective Time, the Purchaser may amalgamate with the Corporation, in which case all of the rights, interests and obligations of the Purchaser under the CVR Agreement shall become those of the corporation continuing from such amalgamation, without any further action by the Corporation, the Purchaser or any other parties to the CVR Agreement.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Principal Legal Matters

Court Approval and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. See "The Arrangement — Procedure for the Arrangement Becoming Effective — Court Approval".

Assuming that the Final Order is granted and the other conditions precedent to closing are satisfied or waived to the extent legally permissible, the Corporation will file the Articles of Arrangement with the Director as soon as reasonably practicable and in any event within 5 Business Days after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions to the completion of the Arrangement to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered. Subject to receipt of the Final Order in form and substance satisfactory to the Corporation and the Purchaser, and satisfaction or waiver of all other conditions set forth in the Arrangement Agreement, the Corporation expects the Effective Date to occur in the second quarter of 2019.

Canadian Securities Law Matters

The Corporation is a reporting issuer (or its equivalent) in the province of Québec and, accordingly, is subject to applicable Securities Laws of such province, including MI 61-101 which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among security holders, generally by requiring enhanced disclosure, approval by a majority of security holders excluding interested or related parties and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to "business combinations" (as defined in MI 61-101) that terminate the interests of security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a "related party" (as defined in MI 61-101) of an issuer is entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a "business combination" for the purposes of MI 61-101 and subject to minority approval requirements. However, the minority approval requirements of MI 61-101 do not apply to related parties who have beneficial ownership or control or direction over less than 1% of the issuer's outstanding equity securities at the time the transaction was agreed to and where collateral benefits are disclosed in the information circular.

A "collateral benefit", as defined under MI 61-101, includes any benefit that a "related party" of the Corporation (which includes the directors and officers of the Corporation) is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the Corporation. However, MI 61-101 excludes from the meaning of "collateral benefit" certain benefits to a related party received solely in connection with the related party's services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (iv) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

If a "related party" receives a "collateral benefit" in connection with the Arrangement, the Arrangement Resolution will require "minority approval" in accordance with MI 61-101. If "minority approval" is required, the Arrangement Resolution must be approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the "related parties" of the Corporation who receive a "collateral benefit" in connection with the Arrangement. This approval is in addition to the requirement that the Arrangement Resolution must be approved by 66⅔ of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.

The employment contracts of certain officers of the Corporation provide for amounts payable to such officers upon certain termination events following a change of control of the Corporation. In addition, the directors and certain officers of the Corporation hold Incentive Awards, the vesting of which will be automatically accelerated if the Arrangement is completed, and such officers and directors are to receive cash payments and CVRs in respect thereof at the Effective Time. The Corporation will also purchase "tail" policies of directors' and officers' liability insurance for the benefit of the directors and officers of the Corporation. In addition, certain officers of the Corporation will receive retention compensation. The accelerated vesting of the Incentive Awards, any payments payable to any directors or officers of the Corporation pursuant to a change of control provision in an employment agreement, the provisions of any "tail" liability insurance, and the payment of retention compensation may be considered "collateral benefits" to the applicable directors or officers of the Corporation for the purposes of MI 61- 101. See "The Arrangement — Interests of Directors and Officers in the Arrangement" for detailed information regarding the benefits and other payments to be received by each of the directors and certain officers of the Corporation in connection with the Arrangement.

Following disclosure to the Transaction Committee and the Board by each of the directors and officers of the Corporation of the number of Shares and Incentive Awards held by them and the benefits or payments that they expect to receive pursuant to the Arrangement, the only director or officer of the Corporation who may be considered as receiving a "collateral benefit" in connection with the Arrangement and beneficially owns or exercises control or direction over more than 1% of the Shares is Dr. Clarissa Desjardins, the Founder and Chief Executive Officer of the Corporation. As at February 24, 2019, Dr. Desjardins beneficially owned or exercised control or direction over 814,054 Shares, representing approximately 2.1% of all issued and outstanding Shares at such date. As a result of the foregoing, the Shares beneficially owned, directly or indirectly, by Dr. Desjardins, or over which she exercises control or direction, will be excluded for the purpose of determining if minority approval of the Arrangement is obtained. Given the relatively few Shares excluded, it is extremely unlikely that the approval of 66⅔% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting will not include the required approval of the minority. However, to ensure complete compliance with all voting requirements under Securities Laws, the Requisite Approval for the Arrangement Agreement requires the approval of, among others, a simple majority of the votes cast on the Arrangement Resolution by the Shareholders represented at the Meeting, other than the excluded Shares of Dr. Desjardins as discussed above.

The Corporation is not required to obtain a formal valuation under MI 61-101 as no "interested party" (as defined in MI 61-101) of the Corporation is, as a consequence of the Arrangement, directly or indirectly acquiring the Corporation or its business or combining with the Purchaser Parties and neither the Arrangement nor the transaction contemplated thereunder is a "related party transaction" (as defined in MI 61-101) for which the Corporation would be required to obtain a formal valuation.

Issuance and Resale of CVRs under Canadian Securities Laws

Each Shareholder is urged to consult his professional advisors to determine the conditions and restrictions applicable to trades in CVRs under applicable Securities Laws. Pursuant to the terms of the CVR Agreement, the CVRs may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder's right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser or the Corporation in connection with the repayment of the after-tax proceeds attributable to Options granted by the Corporation to certain key employees on February 18, 2019, in each

Management Information Circular of Clementia Pharmaceuticals Inc.▮

case, as described under "The CVR Agreement — Other Material Terms — Ability to Abandon CVR". The CVRs are not considered securities under applicable Canadian Securities Laws and, if ever they were deemed to be securities, their issuance in connection with the Arrangement would be exempt from prospectus requirements applicable under Canadian Securities Laws.

U.S. Securities Law Matters

Issuance and Resale of CVRs under U.S. Securities Laws

Each U.S. Shareholder is urged to consult his professional advisors to determine the conditions and restrictions applicable to trades in CVRs under applicable Securities Laws. Pursuant to the terms of the CVR Agreement, the CVRs may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder's right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser or the Corporation in connection with the repayment of the after-tax proceeds attributable to Options granted by the Corporation to certain key employees on February 18, 2019, in each case, as described under "The CVR Agreement — Other Material Terms — Ability to Abandon CVR".

Exemption from the Registration Requirements of the U.S. Securities Act

The CVRs are not considered securities under applicable U.S. Securities Laws and, if ever they were deemed to be securities, their issuance will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance on section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside.

Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or Governmental Authority expressly authorized by law to grant such approval. Accordingly, the Final Order, if granted, constitutes a basis for exemption from the registration requirements of the U.S. Securities Act with respect to the CVRs issued in connection with the Arrangement, if deemed to be securities.

Certain Canadian Federal Income Tax Considerations

In the opinion of Stikeman Elliott LLP, legal counsel to the Corporation, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the disposition of Shares in return for the Consideration pursuant to the Arrangement and the holding and disposition of CVRs. This summary is generally applicable to Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Shares and the CVRs they receive pursuant to the Arrangement as capital property and deal at arm's length with, and are not affiliated with, the Corporation or the Purchaser Parties. Shares and CVRs will generally be considered to be capital property to a holder thereof provided the holder does not hold their Shares or CVRs in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

This summary is based on the provisions of the Tax Act in force as of the date hereof and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practices whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is not applicable to a Shareholder: (i) that acquired Shares upon the exercise of Options; (ii) that is a "financial institution" or a "specified financial institution" (each as defined in the Tax Act); (iii) an interest in which would be a "tax shelter investment" (as defined in the Tax Act); (iv) that has elected under the functional currency rules in the Tax Act to determine its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; (v) that is exempt from tax under Part I of the Tax Act; or (vi) that has entered or enters into a "derivative forward agreement" (as defined in the Tax Act) with respect to the Shares or CVRs. Such Shareholders should consult their own tax advisors having regard to their own particular circumstances.

This summary is not exhaustive of all Canadian federal income tax considerations. It is of a general nature only and is neither intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder. Accordingly, Shareholders should consult their own legal and tax advisors with respect to their particular circumstances.

The Canadian federal income tax consequences to a Shareholder of the receipt, holding and disposition of CVRs, including the consequences of a potential reduction of the amount payable under the CVRs in the event that the Milestone is not achieved, and the reporting of amounts in respect thereof for Canadian federal income tax purposes are not entirely clear. The description in this summary of the consequences under the Tax Act of the receipt, holding and disposition of CVRs is therefore not free from doubt. Shareholders are urged to consult their own tax advisors regarding such consequences.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Shares and CVRs must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the date such amounts arise, or such other rate of exchange as is acceptable to the Canada Revenue Agency.

Shareholders Resident in Canada

This portion of the summary is applicable only to a Shareholder who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a "Resident Shareholder"). Certain Resident Shareholders who might not otherwise be considered to hold their Shares as capital property may, in certain circumstances, be entitled to have them and all other "Canadian securities" (as defined in the Tax Act) owned by such Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Disposition of Shares

A Resident Shareholder who disposes of Shares to the Purchaser pursuant to the Arrangement should realize a capital gain (or capital loss) to the extent that the Consideration received by such Shareholder, including the Cash Consideration and the maximum amount of the cash payable under the CVRs received by such Shareholder, exceeds (or is less than) the aggregate of the Resident Shareholder's adjusted cost base in its Shares immediately before the disposition and any reasonable costs of disposition. The income tax treatment of any such capital gain or capital loss is discussed below.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Accordingly, a Resident Shareholder should be required to include in the proceeds of disposition of the Shares realized in the taxation year of the Resident Shareholder that includes the time of completion of the Arrangement an amount in excess of the amount of cash that the Resident Shareholder will receive prior to the achievement of the Milestone, which excess amount may not be received by a Shareholder in the event that the Milestone is not achieved. In the event that the Milestone is not achieved within the date specified therefor, a Resident Shareholder should realize a capital loss equal to the amount by which the cash that the Resident Shareholder is entitled to receive in respect of the CVRs is reduced in the taxation year of the Resident Shareholder that includes the time of the reduction.

The amount of the proceeds of disposition initially reported to Resident Shareholders will include both the Cash Consideration and the maximum amount of cash payable to Resident Shareholders under the CVRs they receive pursuant to the Arrangement. It will be the sole responsibility of Resident Shareholders to determine whether a capital loss may subsequently arise in respect of the CVRs they receive in the event that the Milestone is not achieved and the amount of cash payable in respect of the CVRs is ultimately reduced.

As noted above, the Canadian federal income tax consequences to a Resident Shareholder in respect of the receipt, holding and disposition of CVRs described above is not free from doubt. Resident Shareholders may wish to consult their own tax advisors to determine whether it may be possible in the circumstances to report the proceeds of disposition of the Shares and the amounts of cash ultimately received in respect of the CVRs in an alternative manner to that described above.

Disposition of CVRs

A Resident Shareholder who disposes of CVRs acquired pursuant to the Arrangement should realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are less than) the aggregate of the Resident Shareholder's adjusted cost base in its CVRs immediately before the disposition and any reasonable costs of disposition.

Dissenting Resident Shareholders

A Resident Shareholder who validly exercises Dissent Rights under the Arrangement (a "Dissenting Resident Shareholder") will be deemed to have transferred its Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of its Dissent Shares. In general, a Dissenting Resident Shareholder will realize a capital gain (or capital loss) to the extent that such payment (other than any portion thereof that is interest awarded by a court) exceeds (or is less than) the aggregate of the Dissenting Resident Shareholder's adjusted cost base in its Shares and any reasonable costs of disposition.

A Dissenting Resident Shareholder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

Taxation of Capital Gains and Losses

A Resident Shareholder who realizes a capital gain or a capital loss as described above will generally be required to include in its income for the taxation year of the disposition one-half of any such capital gain ("taxable capital gain") and will be required to deduct one-half of any such capital loss ("allowable capital loss") against taxable capital gains realized in the year in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and applied to reduce taxable capital gains in any of the three preceding taxation years or carried forward and applied to reduce taxable capital gains in any subsequent taxation year, subject to and in accordance with the detailed rules contained in the Tax Act.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

If a Resident Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any Shares may be reduced by the amount of certain dividends which have been received or are deemed to have been received on the Shares in accordance with detailed provisions of the Tax Act.

A Resident Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 10⅔% refundable tax on its "aggregate investment income" (as defined in the Tax Act), including amounts of interest and taxable capital gains.

The realization of a capital gain or capital loss by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act.

Eligibility for Investment

The CVRs will not be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, a registered education savings plan or a tax-free savings account. As a result, such trusts holding CVRs or, in certain cases, the annuitant, holder or subscriber thereof may be subject to penalty taxes as a result of the trust holding CVRs and other negative tax consequences may result. Shareholders are urged to consult their own tax advisors for advice as to any action to be taken to avoid such adverse tax consequences.

Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is not and is not deemed to be resident in Canada, does not use or hold and is not deemed to use or hold the Shares or CVRs in a business carried on in Canada and does not carry on an insurance business in Canada and elsewhere (a "Non-Resident Shareholder").

Disposition of Shares

A Non-Resident Shareholder should realize a capital gain (or capital loss) on the disposition of the Shares in the same manner as a Resident Shareholder (see "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada —Disposition of Shares" above).

Canadian withholding tax under Part XIII of the Tax Act should not apply to either the payment of the CVRs to Non-Resident Shareholders pursuant to the Arrangement or to the payment of cash to Non-Resident Shareholders pursuant to the CVRs in the event that the Milestone is achieved (see "The CVR Agreement — Payment Procedures" above).

Disposition of CVRs

A Non-Resident Shareholder should realize a capital gain (or capital loss) on the disposition of CVRs acquired pursuant to the Arrangement in the same manner as a Resident Shareholder (see "Certain Canadian Federal Income Tax Considerations —Shareholders Resident in Canada — Disposition of CVRs" above).

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who validly exercises Dissent Rights under the Arrangement (a "Dissenting Non-Resident Shareholder") will realize a capital gain (or capital loss) in the same manner as a Dissenting Resident Shareholder (see "Certain Canadian Federal Income Tax Considerations - Shareholders Resident in Canada - Dissenting Resident Shareholders"). Any interest awarded by a court to a Dissenting Non-Resident Shareholder in connection with the Arrangement will not be subject to Canadian withholding tax.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Taxation of Capital Gains and Losses

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of the Shares as part of the Arrangement or the disposition of CVRs acquired pursuant to the Arrangement, unless such Shares or CVRs constitute "taxable Canadian property" of the Non-Resident Shareholder for purposes of the Tax Act at the time of the disposition. It is not anticipated that the CVRs will constitute taxable Canadian property of Non-Resident Shareholders. Generally, the Shares will not constitute taxable Canadian property of a Non-Resident Shareholder at the time of their disposition provided that (i) at that time the Shares were listed on a "designated stock exchange" (as defined in the Tax Act), which includes the NASDAQ, and (ii) at no time during the 60-month period immediately preceding that time was it the case that both (A) the NonResident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length, a partnership in which the Non-Resident Shareholder or a non-arm's length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Shareholder together with all such persons or partnerships, owned 25% or more of the issued shares of any class of the Corporation, and (B) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law, rights in, any such properties, whether or not the property exists. Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the Shares are taxable Canadian property of a Non-Resident Shareholder at the time of the disposition, a capital gain realized upon the disposition of such Shares may be exempt from tax under an applicable income tax treaty or convention. A Non-Resident Shareholder who disposes of Shares that constitute taxable Canadian property should consult its own tax advisors regarding any resulting Canadian reporting requirements.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the Arrangement that may be relevant to Holders whose Shares are exchanged for cash and CVRs in the Arrangement. This summary is for general information only and is not tax advice. This summary is based on the U.S. Internal Revenue Code, U.S. Treasury regulations ("Regulations") promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to differing interpretation and to change, possibly with retroactive effect. This summary assumes that a Holder holds its Shares as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code (generally, property held for investment). This summary does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law, such as banks or other financial institutions, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities (including private foundations), retirement plans, regulated investment companies, real estate investment trusts, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes and persons who hold Shares through such partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, certain former citizens or residents of the United States, Holders that hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons that own or have owned within the past five years (or are deemed to own or to have owned within the past five years) 10% or more of the outstanding Shares, Holders that exercise Dissent Rights, U.S. Holders that have a "functional currency" other than the U.S. dollar or persons who acquired their Shares pursuant to or in connection with options or other compensation arrangements. This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

As used in this section, the term "U.S. Person" means: (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. Person.

As used in this section, the term "U.S. Holder" means a beneficial owner of Shares that, for U.S. federal income tax purposes, is a U.S. Person.

As used in this section, the term "Non-U.S. Holder" means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term "Holder" means a U.S. Holder or a Non-U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax considerations relating to the Arrangement generally will depend upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Arrangement.

No ruling has been or will be sought from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.

U.S. Holders

Receipt of Cash and CVRs

The receipt of cash and CVRs by a U.S. Holder in exchange for Shares pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the receipt of, and payments made with respect to, the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Arrangement because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Arrangement. The receipt of the CVRs as part of the Consideration might be treated as a "closed transaction" or as an "open transaction" for U.S. federal income tax purposes.

Pursuant to Regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is "reasonably ascertainable," a U.S. Holder should treat the transaction as a "closed transaction" and treat the fair market value of the CVRs as part of the consideration received in the Arrangement for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an open transaction for purposes of determining gain or loss. These Regulations state that only in "rare and extraordinary" cases would the value of contingent payment obligations not be reasonably ascertainable. The following sections discuss the U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Shares in the event it is treated as an open transaction and, alternatively, in the event it is treated as a closed transaction. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as "open transactions" or "closed transactions," and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their tax advisors regarding this issue. The CVRs also may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

We urge you to consult your tax advisor with respect to the proper characterization of the receipt of, and payments made with respect to, a CVR.

Treatment as Open Transaction

Subject to the PFIC rules discussed below, if the transaction is treated as an "open transaction" for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Arrangement, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. A portion of such payments would be treated as interest income under section 483 of the U.S. Internal Revenue Code (as discussed below) and the balance, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Arrangement, plus the portion of payments on the CVRs not treated as imputed interest under section 483 of the U.S. Internal Revenue Code, will generally first be applied to reduce a U.S. Holder's adjusted tax basis in the Shares. A U.S. Holder will then recognize capital gain to the extent of any cash received pursuant to the Arrangement or the portion of CVR payments not treated as imputed interest received after the U.S. Holder's adjusted tax basis has been reduced to zero. A U.S. Holder will recognize loss to the extent of any remaining basis after the basis reduction described in the previous sentence, although it is possible that such Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such Holder's abandonment of such Holder's CVRs. Gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction). Subject to the PFIC rules discussed below, any such gain or loss will be long-term if the Shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations.

The portion of any payment made with respect to a CVR treated as imputed interest under section 483 of the U.S. Internal Revenue Code will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the Effective Time, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the three month period ending with the month that includes the date on which the Arrangement Agreement was signed or the lowest applicable federal rate in effect during the three month period ending with the month that includes the Effective Date. A U.S. Holder must include in its taxable income interest imputed pursuant to section 483 of the U.S. Internal Revenue Code using such Holder's regular method of accounting for U.S. federal income tax purposes.

Treatment as Closed Transaction

Subject to the PFIC rules discussed below, if the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, then a U.S. Holder of Shares generally would recognize capital gain or loss, if any, in the same manner as if the transaction were an open transaction, except that a U.S. Holder would take into account the "reasonably ascertainable" fair market value of the CVR determined on the Effective Date, as an additional amount realized for purposes of calculating gain or loss with respect to the exchange of Shares pursuant to the Arrangement. It is possible that the trading value of the Corporation's common stock would be considered along with other factors in determining whether the value of the CVR is reasonably ascertainable. A U.S. Holder's initial tax basis in a CVR received in the Arrangement would equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the Effective Date.

There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs would be uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis with respect to payments thereon. It is also possible that, were a payment to be treated as being with respect to the sale of a capital

Management Information Circular of Clementia Pharmaceuticals Inc.▮

asset, a portion of such payment would constitute imputed interest under section 483 of the U.S. Internal Revenue Code (as described above under "Treatment as Open Transaction"). Additionally, a U.S. Holder may recognize loss to the extent of any remaining basis after the expiration of any right to cash payments under such U.S. Holder's CVR.

Passive Foreign Investment Company Considerations

A non-U.S. corporation is considered to be a passive foreign investment company ("PFIC") for any taxable year if either at least 75% of its gross income is passive income or at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on the Corporation's gross income and gross assets, and the nature of the Corporation's business, we believe that the Corporation was classified as a PFIC for the taxable year ended December 31, 2018 and for each of its taxable years prior to 2018. The Corporation's PFIC status is based on the Corporation's income, assets, and activities for the entire taxable year, and it is therefore not possible to finally determine whether the Corporation will be characterized as a PFIC for the 2019 taxable year until after the close of such year.

Subject to the discussion below, and assuming that the Corporation is classified as a PFIC for the 2019 taxable year, a U.S. Holder that held Shares in a taxable year in which the Corporation was classified as a PFIC will be required to report any gain recognized in the Arrangement as ordinary income, rather than as capital gain, and to compute the tax liability on any gain recognized in respect of the Shares as if such items had been earned ratably over each day in the U.S. Holder's holding period (or a portion thereof) for the Shares. The amounts allocated to the taxable year of the Arrangement and to years before the Corporation became a PFIC would be taxed as ordinary income. The amount allocated to prior taxable years in which the Corporation was classified as a PFIC would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. U.S. Holders would not be able to offset any gain recognized in the Arrangement with capital losses.

Mark-to-Market Election

If the Corporation is a PFIC and its Shares are treated as "marketable stock," a U.S. Holder may make an election to "mark to market" its Shares. If a U.S. Holder has made a valid mark-to-market election, then, in lieu of being subject to the PFIC tax and interest charge rules discussed above, any gain recognized pursuant to the Arrangement in a year when the Corporation is a PFIC will continue to be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election) but no interest charge is imposed. If a U.S. Holder has made a valid mark-to-market election, such election is effective for the taxable year for which the election was made and for all subsequent taxable years unless the Corporation's Shares cease to be marketable stock or the IRS consents to the revocation of the election.

QEF Election

Alternatively, if a U.S. Holder has made a valid election to treat the Corporation (and each lower-tier PFIC, if any) as a "qualified electing fund" (a "QEF Election"), in lieu of being subject to the PFIC tax and interest charge rules discussed above, such U.S. Holder generally will recognize capital gain or loss on the disposition of its Shares pursuant to the Arrangement.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.

Medicare Tax

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include payments made to a U.S. Holder of Shares upon such U.S. Holder's exchange of Shares pursuant to the Arrangement.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the exchange of Shares pursuant to the Arrangement generally will not be subject to U.S. federal income tax unless:

  the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under "U.S. Holders"), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

  the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the Effective Time, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

Information Reporting and Backup Withholding

Information reporting and backup withholding generally will apply to payments to a Holder pursuant to the Arrangement, unless such Holder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the rights agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding tax.

The information reporting and backup withholding rules that apply to payments to a Holder pursuant to the Arrangement generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E, as applicable) or otherwise establishes an exemption.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability if the required information is furnished by such U.S. Holder on a timely basis to the IRS.

Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Arrangement may reflect only the cash amounts paid to the U.S. Holder on the Arrangement and not the fair market value of the U.S. Holder's interest in payments made (or to be made) on the CVRs. Accordingly, a U.S. Holder that treats the Arrangement as a "closed transaction" for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount received that is less than the amount such U.S. Holder will realize in the year of the Arrangement. In addition, any Form 1099-B a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments paid to the U.S. Holder (except imputed interest) and therefore may not take into account the fact that the U.S. Holder already included the value of the such payments in such U.S. Holder's amount realized in the year of the Arrangement. As a result, U.S. Holders reporting under this method should not rely on the amounts reported to them on IRS Forms 1099-B with respect to the Arrangement. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under this method.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE ARRANGEMENT OR THE RECEIPT OF, OR PAYMENTS MADE PURSUANT TO, THE CVRS. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT

Management Information Circular of Clementia Pharmaceuticals Inc.▮

OF ITS PARTICULAR CIRCUMSTANCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

Risk Factors

In evaluating whether to approve the Arrangement Resolution, the Shareholders should carefully consider the following risk factors. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Corporation may also adversely affect the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement.

Risks Relating to the Arrangement

Completion of the Arrangement is subject to several conditions that must be satisfied or waived

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of the Corporation and the Purchaser Parties, including approval of the Shareholders and the granting of the Final Order. In addition, the completion of the Arrangement by the Purchaser Parties is conditional on, among other things, Dissent Rights not having been exercised by the holders of more than 10% of the issued and outstanding Shares and no Material Adverse Effect having occurred since the date of the Arrangement Agreement. There can be no certainty, nor can the Corporation or the Purchaser Parties provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Corporation to the completion thereof could have a negative impact on the Corporation's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Corporation. In addition, failure to complete the Arrangement for any reason could materially negatively impact the trading price of the Shares. If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that it will be able to find a party willing to pay consideration for the Shares that is equivalent to, or more attractive than, the Consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances, in which case an alternative transaction may not be available

Each of the Corporation, the Purchaser and Ipsen have the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement Agreement will not be terminated by the Corporation, the Purchaser or Ipsen before the completion of the Arrangement. Failure to complete the Arrangement could materially negatively impact the trading price of the Shares. If the Arrangement Agreement is terminated, there is no guarantee that equivalent or greater purchase prices for the Shares will be available from an alternative party.

The Corporation will incur costs and may have to pay a Termination Fee or an Expense Reimbursement Fee

Certain costs relating to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Corporation even if the Arrangement is not completed. If the Arrangement is not completed for certain reasons, the Corporation may also be required to pay the Termination Fee of $35,000,000 or the Expense Reimbursement Fee of $4,000,000 to the Purchaser. If the Corporation is required to pay the Termination Fee or the Expense Reimbursement Fee under the Arrangement

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Agreement, the financial condition and ability of the Corporation to fund current operations could be materially adversely affected. See "The Arrangement Agreement — Termination Fee".

The Termination Fee may discourage other parties from proposing a significant business transaction with the Corporation

Under the Arrangement, the Corporation is required to pay the Termination Fee in the event that the Arrangement Agreement is terminated in circumstances related to a possible alternative transaction to the Arrangement. The Termination Fee may discourage other parties from attempting to propose a business transaction, even if such a transaction could provide better value to Shareholders than the Arrangement.

Shareholders will no longer hold an interest in the Corporation following the Arrangement

Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Corporation's long-term plans.

The Corporation's business relationships may be subject to disruption due to uncertainty associated with the Arrangement

Parties with which the Corporation currently does business or may do business in the future may experience uncertainty associated with the Arrangement, including with respect to current or future business relationships with the Corporation or the Purchaser Parties. Such uncertainty could have a material and adverse effect on the business, financial condition, results of operations or prospects of the Corporation.

While the Arrangement is pending, the Corporation is restricted from taking certain actions

The Arrangement Agreement restricts the Corporation from taking specified actions until the Arrangement is completed without the consent of the Purchaser. These restrictions may prevent the Corporation from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Interests of Certain Persons in the Arrangement

Certain directors and officers of the Corporation may have interests in the Arrangement that may be different from, or in addition to, the interests of Shareholders generally including, but not limited to, those interests discussed under the heading "The Arrangement — Interests of Directors and Officers in the Arrangement". In considering the recommendation of the Board to vote in favour of the Arrangement Resolution, Shareholders should consider these interests.

Risks Relating to the CVRs

Holders of CVRs may never receive a payment in respect of the CVRs

The entitlement to payment resulting from the CVRs will be reduced to nil if the Milestone set out in the CVR Agreement is not achieved. There can be no guarantee that the Milestone will be achieved. If the Milestone is not achieved, the associated payment will never be made. No payment will be made in respect of the Milestone if the Milestone is not achieved on or prior to December 31, 2024. Even if the FDA accepts the submission an NDA for Palovarotene as developed under IND 135403 based on the results of the Phase II/III Clinical Trials which were being conducted by the Corporation as of the date of the Arrangement Agreement for the treatment of MO, there can be no guarantee that it will do so on or prior to December 31, 2024. In addition, no payment will be made in respect of the Milestone if any additional phase II or phase III clinical trial (other than any post-approval

Management Information Circular of Clementia Pharmaceuticals Inc.▮

trial) is required for the submission of the NDA, and there can be no guarantee that no such additional phase II or phase III clinical trial (other than any post-approval trial) will be required.

CVRs may not be assigned or transferred except in very limited circumstances, limiting the ability for CVR holders to monetize the CVRs

The CVRs will not be listed on any securities exchange and may not be transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part other than (i) upon the death of a holder, by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held through book-entry or other similar nominee form, from a nominee to the beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (v) pursuant to a CVR Holder's right to abandon a CVR or the deemed acquisition of CVRs by the Purchaser or the Corporation in connection with the repayment of the after-tax proceeds attributable to Options granted by the Corporation to certain key employees on February 18, 2019, in each case, as described under "The CVR Agreement — Other Material Terms — Ability to Abandon CVR". This means that a CVR holder may not have any ability to recognize the value of any payment to be made in accordance with the CVR Agreement prior to the receipt of such a payment, if any.

Any payments in respect of the CVRs under the guarantee rank at parity with Ipsen's other unsecured indebtedness

Ipsen has guaranteed the CVR payouts contemplated by the CVR Agreement. This guarantee represents an unsecured obligation of Ipsen and will rank equally in right of payment to all existing and future unsecured indebtedness of Ipsen. Any CVR payout under the guarantee will effectively be subordinated in right of payment to all of Ipsen's secured obligations to the extent of the collateral securing such obligations. In the event of a shortfall of funds after payment is made on such secured obligations, CVR holders will not receive the full CVR payout they may otherwise have been entitled to.

The treatment of CVRs for Canadian federal income tax purposes is unclear

The Canadian federal income tax consequences to a Shareholder in respect of the receipt of CVRs and the payments thereunder, and the reporting of amounts in respect thereof for Canadian federal income tax purposes, are not entirely clear, and therefore the description of the consequences thereof under the Tax Act under the heading "Certain Canadian Federal Income Tax Considerations" are not free from doubt. Shareholders are urged to consult their own tax advisors regarding the consequences to them of the receipt of CVRs and the payments thereunder.

The treatment of CVRs for U.S. federal income tax purposes is unclear

There is no legal authority directly addressing the U.S. federal income tax treatment of CVRs received pursuant to the Arrangement. Accordingly, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. U.S. Holders should consult their tax advisors concerning the recognition of income, gain or loss, if any, resulting from the receipt of a CVR or the receipt of any payment in respect of a CVR, and review the discussion under "Certain U.S. Federal Income Tax Considerations".

Risks Relating to the Corporation

Whether or not the Arrangement is completed, the Corporation will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in the Corporation's annual report on Form 20-F for the year ended December 31, 2017, filed with the SEC and on SEDAR on February 28, 2018, and in other filings of the Corporation filed with the securities regulatory authorities and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Procedures for Surrender of Shares and Receipt of Consideration

Procedures for Shareholders

The Parties currently anticipate that the Arrangement will be completed in the second quarter of 2019, subject to satisfaction of all closing conditions.

Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Shares (other than Dissenting Shareholders), Options and DSUs, cash with the Depositary and CVRs with the Rights Agent as are required by the Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Share for this purpose, net of applicable withholdings for the benefit of the holders of Shares, Options and DSUs.

Enclosed with this Information Circular is a form of Letter of Transmittal which, when properly completed and duly executed and returned together with the certificate or certificates representing Shares (other than Shares held by a Dissenting Shareholder) and all other required documents, will enable each registered Shareholder (other than a Dissenting Shareholder) to obtain the Consideration that such holder is entitled to receive under the Arrangement.

Only registered Shareholders are required to submit a Letter of Transmittal. If you are a non-registered Shareholder holding your Shares through a nominee such as a broker, investment dealer, bank, trust company, custodian or other nominee (an "Intermediary"), you should carefully follow any instructions provided to you by such Intermediary.

The details of the procedures for the deposit of physical Share certificates and the delivery by the Depositary of the Consideration payable to former registered holders of Shares are set out in the Letter of Transmittal. The Letter of Transmittal has also been filed under the Corporation's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Registered Shareholders must validly complete, duly sign and return the Letter of Transmittal, together with the share certificate(s) representing their Shares, to the Depositary at the office specified in the Letter of Transmittal.

Registered Shareholders who deposit a validly completed and duly signed Letter of Transmittal, together with accompanying share certificate(s), will be forwarded the Consideration to which they are entitled as soon as practicable after the later of the Effective Date and the date of receipt by the Depositary of the Letter of Transmittal and accompanying Share certificates. Once registered Shareholders surrender their Share certificates, they will not be entitled to sell the Shares to which those Share certificates relate.

Registered Shareholders who do not forward to the Depositary a validly completed and duly signed Letter of Transmittal, together with their Share certificate(s), will not receive the Consideration to which they are otherwise entitled until deposit is made. Whether or not Shareholders forward their Share certificate(s) upon the completion of the Plan of Arrangement on the Effective Date, Shareholders will cease to be shareholders of the Corporation as of the Effective Time and will only be entitled to receive the Consideration to which they are entitled under the Plan of Arrangement or, in the case of registered Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Shares in accordance with the provisions of section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court).

The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the person depositing their Shares. Any use of the mail to forward certificates representing Shares and/or the related Letters of Transmittal shall be at the election and sole risk of the person depositing Shares, and documents so mailed shall be deemed to have been received by the Corporation only upon actual receipt by the Depositary. If such certificates and other documents are to be mailed, the Corporation recommends that registered mail be used with proper insurance and an acknowledgement of receipt requested.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Unless otherwise specified in the Letter of Transmittal, a cheque representing the aggregate Cash Consideration payable under the Arrangement to a former registered holder of Shares who has complied with the procedures set out above and in the Letter of Transmittal will be, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) forwarded to the former Shareholder at the address specified in the Letter of Transmittal by first-class mail; or (ii) made available at the office of the Depositary at which the Letter of Transmittal and the certificate(s) for Shares were delivered for pick-up by the Shareholder, as requested by the Shareholder in the Letter of Transmittal. If no address is provided on the Letter of Transmittal, cheques will be forwarded to the address of the holder as shown on the register maintained by the Transfer Agent. Under no circumstances will interest accrue or be paid by the Corporation, the Purchaser, Ipsen or the Depositary on the Consideration for the Shares to persons depositing Shares with the Depositary, regardless of any delay in making any payment for the Shares. The Depositary will act as the agent of persons who have deposited Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Cash Consideration to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.

The CVRs will not be evidenced by a certificate or other instrument. As such, the Rights Agent will keep the CVR Register for the purpose of (i) identifying CVR Holders and (ii) registering CVRs and permitted transfers thereof. See "The CVR Agreement —CVR Register".

Where a Share certificate has been lost or destroyed, the registered holder of that Share certificate should immediately complete the Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, to the Depositary in accordance with instructions in the Letter of Transmittal.

The Depositary has been instructed to respond with replacement Share certificate requirements, which are also set out in section 4.2 of the Plan of Arrangement. A copy of the Plan of Arrangement is attached as Appendix "B" to this Information Circular. All required documentation must be completed and returned to the Depositary before a payment will be made.

Alternatively, Shareholders who have lost, destroyed, or had stolen their certificate(s) may participate in the Depositary's blanket bond program with Aviva Insurance Company of Canada by completing Box F in the Letter of Transmittal, and submitting the applicable certified cheque or money order made payable to Computershare Trust Company of Canada.

Non-registered Shareholders whose Shares are registered in the name of an Intermediary should contact that Intermediary for instructions and assistance in delivering Share certificates representing those Shares.

Procedures for Holders of Incentive Awards

Upon closing of the Arrangement, the holders of Incentive Awards shall be entitled to the consideration set forth in the Plan of Arrangement. Such consideration will be paid to the former holders of Incentive Awards by the Depositary on behalf of the Corporation as soon as practicable after the Effective Date, but in any event within 10 Business Days of the Effective Date (except in the case of any DSU which is subject to the provisions of section 409A of the U.S. Internal Revenue Code, in which case the payment shall be made on the earliest date upon which payment may be made in compliance with the requirements of such section). As such, holders of Incentive Awards do not need to take any further action with respect to the Arrangement.

Any payment made to a holder of Incentive Awards as described above will be subject to applicable income, withholding and other taxes. Under no circumstances will interest accrue or be paid by the Corporation, the Purchaser or Ipsen on the consideration for the Incentive Awards to the former holders thereof, regardless of any delay in making any payment for the Incentive Awards.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Cancellation of Rights of Shareholders

Until surrendered to the Depositary in accordance with the Plan of Arrangement, each certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Cash Consideration and CVRs which the holder is entitled to receive in lieu of such certificate, less any amounts withheld in accordance with the Plan of Arrangement. Any such certificate formerly representing Shares not duly surrendered on or before the fifth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Corporation, Ipsen or the Purchaser. On such date, the Cash Consideration and CVRs to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Corporation, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the fifth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Options and the DSUs pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

Legal Matters

Certain legal matters in connection with the Arrangement as they pertain to the Corporation will be passed upon by Stikeman Elliott LLP, Canadian counsel to the Corporation. Certain legal matters in connection with the Arrangement as they pertain to the Purchaser Parties will be passed upon by Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Purchaser Parties, and Goodwin Procter LLP, U.S. counsel to the Purchaser Parties.

Dissent Rights

If you are a registered Shareholder holding Shares, you are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court.

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares, and is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached to this Information Circular as Appendix "B", the Interim Order, which is attached to this Information Circular as Appendix "C", and the provisions of section 190 of the CBCA, which is attached to this Information Circular as Appendix "E". A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of section 190 of the CBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court. Failure to comply with the provisions of that section, as so modified, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

In addition to any other restrictions under section 190 of the CBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, none of the following shall be entitled to exercise Dissent Rights: (a) holders of

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Options or DSUs, and (b) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution (but only in respect of such Shares).

Anyone who is a beneficial owner of Shares registered in the name of an Intermediary and who wishes to dissent should be aware that only registered Shareholders holding Shares are entitled to exercise Dissent Rights. A registered Shareholder who holds Shares as Intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the Dissent Notice should specify the number and class of Dissent Shares. A Dissenting Shareholder may only dissent with respect to all the Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

Registered Shareholders holding Shares who exercise the rights of dissent as set out in the CBCA as modified by the Interim Order and the Plan of Arrangement will be deemed to have transferred their Dissent Shares to the Purchaser, as of the Effective Date, and if they:

(a)	are ultimately entitled to be paid fair value for their Dissent Shares by the Purchaser, will be entitled to be paid the fair value of such Dissent Shares, less any applicable withholdings, and will not be entitled to any other payment or consideration (including any payment that would be payable under the Arrangement had they not exercised their Dissent Rights). There can be no assurance that a Dissenting Shareholder will receive consideration for its Dissent Shares of equal value to the Consideration that such Dissenting Shareholder would have received under the Arrangement; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement and to have transferred their Shares to the Purchaser in exchange for the Consideration, less any applicable withholdings.

A registered Shareholder holding Shares who wishes to dissent must ensure that a Dissent Notice is received by the Corporation at its office located at 1000 de la Gauchetière Street West, Suite 1200, Montréal, Québec, Canada, H3B 4W5, Fax number: 1-888-966-0135 with a copy to Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 41st Floor, Montréal, Québec, H3B 3V2, Fax number: 514-397-3222, Attention: Stéphanie Lapierre, not later than 5:00 p.m. (Montréal time) on the day that is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). It is important that Shareholders holding Shares strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA which would permit a Dissent Notice to be provided at or prior to the Meeting.

The filing of a Dissent Notice does not deprive a registered Shareholder holding Shares of the right to vote at the Meeting. However, a registered Shareholder holding Shares who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Shares registered in his, her or its name and held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the Shares held by such Dissenting Shareholder in the name of that beneficial owner, given that section 190 of the CBCA provides there is no right of partial dissent. A vote against the Arrangement Resolution will not constitute a Dissent Notice.

Within 10 days after the approval of the Arrangement Resolution, the Corporation is required to notify each Dissenting Shareholder that the Arrangement Resolution has been approved. Such notice is not required to be sent to a registered Shareholder holding Shares who voted for the Arrangement Resolution or who has withdrawn a Dissent Notice previously filed.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send a Demand for Payment to the Corporation containing the Dissenting Shareholder's name and address, the number of Dissent Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of such Dissent Shares. Within

Management Information Circular of Clementia Pharmaceuticals Inc.▮

30 days after sending a Demand for Payment, the Dissenting Shareholder must send to the Corporate Secretary of the Corporation at its office located at 1000 de la Gauchetière Street West, Suite 1200, Montréal, Québec, Canada, H3B 4W5, or to Computershare Investor Services Inc. located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2YI, the certificates representing the Dissent Shares. A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares forfeits its right to make a claim under section 190 of the CBCA. The Corporation or Computershare Investor Services Inc. will endorse on Share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under section 190 of the CBCA and will forthwith return the Share certificates to the Dissenting Shareholder.

On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of its Dissent Shares, other than the right to be paid the fair value of its Dissent Shares as determined pursuant to section 190 of the CBCA, the Plan of Arrangement and the Interim Order, except where, prior to the date at which the Arrangement becomes effective: (i) the Dissenting Shareholder withdraws its Demand for Payment before the Corporation makes an Offer to Pay to the Dissenting Shareholder; (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the Board revokes the Arrangement Resolution, in which case the Corporation will reinstate the Dissenting Shareholder's rights in respect of its Dissent Shares as of the date the Demand for Payment was sent. Pursuant to the Plan of Arrangement, in no case will the Purchaser Parties, the Corporation or any other person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders will be deleted from the list of registered Shareholders at the Effective Date. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options or DSUs, and (ii) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares).

No later than 7 days after the later of the Effective Date and the date on which a Demand for Payment of a Dissenting Shareholder is received, as applicable, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written Offer to Pay for its Dissent Shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of Shares of the same class or series must be on the same terms as every other Offer to Pay in respect of Shares of that class or series.

Payment for the Dissent Shares of a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made. If an Offer to Pay for the Dissent Shares of a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, an application to the Court to fix a fair value for the Dissent Shares of Dissenting Shareholders may be made by the Corporation within 50 days after the Effective Date or within such further period as the Court may allow.

If no such application is made by the Corporation, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Pursuant to the Plan of Arrangement, it is the Purchaser, and not the Corporation, who will be required to pay Dissenting Shareholders fair value for their Dissent Shares, if so determined by the Court. Upon an application to the Court, all Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the Court, and each affected Dissenting Shareholder shall be notified of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders. The final order of the Court will be rendered against the Purchaser in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissent Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment. Any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissent Shares.

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Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Shares as determined under the applicable provisions of the CBCA (as modified by the Interim Order, the Plan of Arrangement and any other order of the Court) will be more than or equal to the Consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of Consideration for such Dissent Shares. Furthermore, Shareholders who are considering exercising Dissent Rights should be aware of the consequences under Canadian federal income tax laws of exercising Dissent Rights in respect of the Arrangement. See "Certain Canadian Federal Income Tax Considerations".

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their Shares. Each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of section 190 of the CBCA, the full text of which is set out in Appendix "E" to this Information Circular, as modified by the Interim Order and the Plan of Arrangement, and consult their own legal advisor as failure to strictly comply with the provisions of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court) may prejudice Dissent Rights.

Information Concerning the Corporation

General

Clementia is a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases. Our lead product candidate, Palovarotene, is an oral small molecule that has shown potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues. We are developing Palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva ("FOP") and Multiple Osteochondromas ("MO"), as well as other diseases. For FOP, we are preparing for an NDA, which we intend to submit to the FDA in the second half of 2019, and subject to approval, a U.S. commercial launch in mid-2020. We also completed enrollment in our Phase 3 MOVE trial in FOP in August 2018 with two interim data read-outs planned in 2019. For MO, we enrolled the first patient in our Phase 2 clinical trial in April 2018, and we expect an interim data read-out in 2020. We believe that if approved for treatment of FOP or MO, Palovarotene could become the standard of care in either or both of these indications.

Clementia is incorporated under the laws of Canada. The address of the Corporation's registered head office is 1000 de la Gauchetière Street West, Suite 1200, Montréal, Québec, Canada, H3B 4W5.

Directors and Officers of the Corporation

Directors

The following table lists the name, municipality and province of residence of each director of the Corporation as of March 6, 2019, his or her position and principal occupation and the year in which he or she became a director.

Name and Residence	Position and Principal Occupation	Director Since	Previous Position

David P. Bonita(1)(2)	Private Equity Partner at OrbiMed	2013	-
New York, U.S.A.	Advisors, LLC

Clarissa Desjardins	Founder and Chief Executive Officer of the	2010	-
Québec, Canada	Corporation

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Name and Residence	Position and Principal Occupation	Director Since	Previous Position
Robert Heft(3)	Chief Executive Officer and Director of	2013	-
Québec, Canada	Zingenix Ltd., Corporate Director

Pierre Legault(1)(2)(4)	Chairman of Poxel and Artios Pharma,	2018	-
Florida, U.S.A.	Corporate Director

Allan Mandelzys(1)(3)	President and Director of 8569975	2013	Director of Bedrocan
Québec, Canada	Canada Inc. and 9639439 Canada Inc.,		Cannabis Corporation, 2014-
	Director of Matrizyme Pharma Corporation		2015

Francois Nader(2)	Chief Executive Officer of Jesra Advisors	2014	President, Chief Executive
New Jersey, U.S.A.	LLC		Officer and Director of NPS
			Pharmaceuticals, 2008-2015

Shawn Tomasello(3)(5)	Corporate Director and Consultant	2018	Chief Commercial Officer of
Florida, U.S.A.			Kite Pharma, 2015-2018

			Chief Commercial Officer of Pharmacyclics, 2014-2015

			President, Americas Hematology/Oncology, and previously Senior Vice President and General Manager, US Oncology of Celgene Corporation, 2005- 2014

Notes:
(1) Member of the Corporation's audit committee.
(2) Member of the Corporation's corporate governance and nominating committee.
(3) Member of the Corporations compensation committee.
(4) Mr. Legault was appointed to the Board on January 30, 2018.
(5) Ms. Tomasello was appointed to the Board on July 5, 2018.

All of the directors will continue in office until completion of the Arrangement. During the past five years, they have all served in their current function, or held their current position or another position within the corporation indicated opposite their name or a predecessor of that corporation, except as disclosed in the above table.

Officers

The following table lists the name, municipality, province or state of residence, position and principal occupation of certain officers of the Corporation, as of March 6, 2019.

Name and Residence	Position with the Corporation	Previous Position

Clarissa Desjardins	Founder and Chief Executive Officer	-
Québec, Canada

Steve Forte Québec, Canada	Chief Financial Officer, Corporate Secretary	Chief Financial Officer of Thinking Capital, 2015-2018 Executive Director of Finance of CST Canada Co., 2014-2015 Vice-President, Financial Reporting of Aptalis Pharma Inc., 2011-2014

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Name and Residence	Position with the Corporation	Previous Position
Donna Roy Grogan	Chief Medical Officer	-
Massachusetts, United States

Jeffrey Packman	Chief Development Officer	-
Massachusetts, United States

Nabil Abadir	Executive Vice-President, Medical and Scientific	Vice President, Global Medical
Québec, Canada	Affairs	Affairs, Regional Lead Europe &
Canada of Merck Sharp &
Dohme, 2011-2019

James Michael Roach Massachusetts, United States	Executive Vice-President, Research & Development	Chief Medical Officer of
Pulmatrix, Inc., 2017-2019

Chief Medical Officer of Veristat,
Inc., 2016-2017

Chief Medical Officer and Senior
Vice Presidence of Development
of Momenta Pharmaceuticals,
Inc., 2008-2016

Joseph Walewicz	Executive Vice-President, Business and Corporate	Vice President, Healthcare,
Québec, Canada	Development	Institutional Equity Research of
Laurentian Bank Securities,
2014-2017

Dr. Desjardins, Mr. Forte, Dr. Abadir and Mr. Walewicz are Canadian residents, while Dr. Grogan, Mr. Packman and Dr. Roach are residents of the United States. During the past five years, the officers of the Corporation noted above have all held their current position, except as disclosed in the above table.

As at March 6, 2019, the directors and officers of the Corporation noted above collectively owned, directly or indirectly, 1,214,580 Shares, accounting for approximately 3.2% of the total number of Shares.

More information is set out above under "The Arrangement — Interests of Directors and Officers in the Arrangement".

Market for Shares

The Shares are listed and traded on the NASDAQ under the symbol CMTA.

The following sets forth trading information for the Shares on the NASDAQ for the periods indicated:

	Shares
2018	High(1)	Low(1)	Volume
	($)	($)	Shares
February	16.07	11.90	2,002,405
March	18.60	15.15	1,208,315
April	19.47	15.60	835,123

Management Information Circular of Clementia Pharmaceuticals Inc.▮

	Shares
2018	High(1)	Low(1)	Volume
May	18.95	14.17	1,397,214
June	16.00	13.16	2,199,775
July	12.54	10.00	2,670,540
August	10.24	8.46	1,536,054
September	12.60	9.71	1,824,306
October	14.50	9.21	3,068,378
November	15.69	13.00	2,031,477
December	14.17	11.20	1,250,315

2019

January	14.14	11.64	702,962
February (1-22)	15.00	13.25	714,553

Notes:
(1) Based on closing prices on the NASDAQ.

On February 22, 2019, the last trading day prior to the date of public announcement of the Arrangement, the closing price of the Shares on the NASDAQ was $14.94.

Commitments to Acquire Securities of the Corporation

Except as disclosed in this Information Circular, there are no agreements, commitments or understandings to acquire securities of the Corporation by (a) the Corporation, (b) any directors or officers of the Corporation or (c) to the knowledge of the directors and officers of the Corporation, after reasonable enquiry, by any insider of the Corporation (other than a director or officer) or any associate or affiliate of such insider or any associate or affiliate of the Corporation or any person or company acting jointly or in concert with the Corporation.

Material Changes in the Affairs of the Corporation

Except as disclosed in this Information Circular, the directors and officers of the Corporation are not aware of any plans or proposals for material changes in the affairs of the Corporation.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Prior Sales

The following table summarizes all issuances and grants of Shares and Options during the 12-month period preceding the date of this Information Circular.

			Issuance / Exercise
Date	Type of Securities	Number of Securities	Price ($)

March 12, 2018	Options(1)	10,000	$17.05(3)
April 17, 2018	Options(1)	420,000	$15.95(3)
May 8, 2018	Options(1)	40,000	$17.00(3)
May 16, 2018	Options(1)	45,000	$18.24(3)
May 23, 2018	Options(1)	3,500	$18.90(3)
July 3, 2018	Options(1)	23,980	$12.28(3)
July 12, 2018	Options(1)	225,000	$11.86(3)
August 8, 2018	Options(1)	30,000	$8.61(3)
August 8, 2018	Options(1)	5,000	$9.58(3)
November 1, 2018	Shares(2)	6,095,000	$13.25
November 6, 2018	Options(1)	123,940	$13.40(3)
November 6, 2018	Options(1)	25,000	$13.56(3)
November 6, 2018	Options(1)	30,000	$14.38(3)
January 17, 2019	Options(1)	5,550	$13.89(3)
February 11, 2019	Options(1)	100,000	$13.56(3)
February 18, 2019	Options(1)	1,523,700	$14.67(3)

(1) Grant of Options to employees and/or directors.
(2) Issuance of shares in connection with a prospectus offering.
(3) Refers to the exercise price of the Options.

Dividends

The Corporation has not declared or paid any cash dividends since its inception. Should the Arrangement not be completed, the Corporation anticipates that it will retain future earnings, if any, for the development, operation, and expansion of its business and does not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends would be at the discretion of the Board and would depend upon a number of factors, including the Corporation's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law, and other factors the Board deems relevant.

Auditor

KPMG LLP is the external auditor of the Corporation.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Additional Information

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly consolidated financial statements, annual and quarterly management discussion and analysis, annual information form, annual report on Form 20-F, and other continuous disclosure documents, which are available on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

In addition, copies of the Corporation's Annual Report financial statements and management information circular, as filed with the SEC and on SEDAR, may be obtained without charge from the Corporate Secretary of the Corporation upon request.

Information Concerning the Purchaser Parties

Ipsen is a global biopharmaceutical company headquartered in Paris, France focused on innovation and specialty care. The group develops and commercializes innovative medicines in three key therapeutic areas - Oncology, Neuroscience and Rare Diseases. Its commitment to oncology is exemplified through its portfolio of key therapies for prostate cancer, neuroendocrine tumors, renal cell carcinoma and pancreatic cancer. Ipsen also has a well-established Consumer Healthcare business. With total sales over €2.2 billion in 2018, Ipsen sells more than 20 drugs in over 115 countries, with a direct commercial presence in more than 30 countries. Ipsen's R&D is focused on its innovative and differentiated technological platforms located in the heart of the leading biotechnological and life sciences hubs (Paris-Saclay, France; Oxford, UK; Cambridge, US). Ipsen has approximately 5,700 employees worldwide. Ipsen is listed in Paris (Euronext: IPN) and in the United States through a Sponsored Level I American Depositary Receipt program (ADR: IPSEY). For more information on Ipsen, visit www.ipsen.com.

The Purchaser is a corporation existing under the laws of Canada and is a wholly-owned Subsidiary of Ipsen. The Purchaser has no Subsidiaries and was incorporated solely for the purpose of entering into the Arrangement Agreement and completing the Arrangement. The Purchaser has not carried on any activities to date other than activities in connection with the Arrangement.

General Proxy Matters

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Corporation to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of the Corporation.

The Corporation has also retained D.F. King to assist it in connection with communicating to Shareholders in respect of the Arrangement. In connection with these services, D.F. King is expected to receive a fee of $60,000 and will be reimbursed for its reasonable out-of-pocket expenses. The entire cost of the solicitation will be borne by the Corporation. See Appendix "F" "Voting Information" for additional information.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Appointment and Revocation of Proxies

Shareholders are entitled to consider and vote upon the Arrangement Resolution. Accompanying this Information Circular are forms of proxy for the registered holders of Shares. Registered Shareholders may also use the internet site at investorvote.com to transmit their voting instructions. Non-registered holders of Shares should read the information under "Advice for Non-Registered Holders" below.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A Shareholder desiring to appoint a person (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the accompanying form of proxy may do so by crossing out the names of the persons designated in the form of proxy and by inserting such person's name in the blank space provided in the applicable form of proxy and returning the completed proxy to Computershare Investor Services Inc. (8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1) no later than 5:00 p.m. (Montréal time) on April 5, 2019 or at least 48 hours (other than a Saturday, Sunday or holiday) prior to the time set for any adjournment or postponement of the Meeting. The time limit for the deposit of proxies may be waived by the Chair of the Meeting at his or her discretion, without notice.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Investor Services Inc. on or before the last Business Day in Montréal, Québec preceding the day of the Meeting or any adjournment or postponement thereof or with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

The Board has fixed March 8, 2019 as the Record Date for the Meeting. Shareholders of record as at 5:00 p.m. (Montréal time) on the Record Date are entitled to receive notice of, to attend and to vote at the Meeting on the Arrangement Resolution.

Signature of Proxy

The form of proxy must be executed by the Shareholder, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name and its corporate seal must be affixed to the form of proxy or the form of proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person's full title as such.

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Shares will be voted FOR the approval of the Arrangement Resolution.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Voting Shares and Principal Holders Thereof

As at March 6, 2019, there were 38,059,166 Shares issued and outstanding.

To the knowledge of the directors and officers of the Corporation, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over more than 10% of the voting rights attached to any class of voting securities of the Corporation, except for OrbiMed, which beneficially owned or exercised control or direction over approximately 10,425,225 Shares, or approximately 27.4% of the issued and outstanding Shares, and BDC, which beneficially owned or exercised control or direction over approximately 5,298,959 Shares, or approximately 13.9% of the issued and outstanding Shares.

Advice for Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold their Shares in their own name. Such beneficial Shareholders are either "objecting beneficial owners" or "OBOs", who object to the disclosure by Intermediaries of information about their ownership in the Corporation, or "non-objecting beneficial owners" or "NOBOs", who do not object to such disclosure. The Corporation is not sending proxy-related materials directly to NOBOs and intends to pay for proximate Intermediaries to send the proxy-related materials to OBOs.

Shareholders who do not hold their Shares in their own name should note that only proxies deposited by the Shareholders whose name appears on the records of the Corporation as a registered holder of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation.

Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. The vast majority of such common shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted upon the instructions of the non-registered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients. The Corporation does not know and cannot determine for whose benefit Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires Intermediaries to seek voting instructions from non-registered Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a non-registered Shareholder by its Intermediary is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the non-registered Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The non-registered Shareholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the non-registered Shareholder can call a toll-free telephone number to vote the Shares held by the non-registered Shareholder or the non-registered Shareholder can complete an on-line voting form to vote their Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Meeting. A non-registered Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted. Any non-registered Shareholders who wish to vote in person at the Meeting must follow the procedures and instructions set forth by their Intermediary. See Appendix "F" "Voting Information" for additional information.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Procedure and Votes Required

The Interim Order provides that each holder of Shares as at 5:00 p.m. (Montréal time) on the Record Date will be entitled to receive notice of, to attend and to vote on the Arrangement Resolution at the Meeting. Each such Shareholder will be entitled to vote in accordance with the provisions set out below.

Pursuant to the Interim Order:

1.	each Shareholder will be entitled to one vote for each Share held in respect of the Arrangement Resolution;

2.	the required votes to pass the Arrangement Resolution shall be the Requisite Approval;

3.	the quorum at the Meeting in respect of the Shareholders shall be two persons present in person, each being a Shareholder entitled to vote at the Meeting or a duly appointed proxyholder, and together holding or representing by proxy no less than 20% of the outstanding Shares; and

4.	if at the opening of the Meeting a quorum in respect of Shareholders is not present, the Meeting shall stand adjourned to a fixed time and place.

Interest of Informed Persons in Material Transactions

Except as disclosed under "The Arrangement — Interests of Directors and Officers in the Arrangement", or in other continuous disclosure documents made available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar, no informed person (as defined in National Instrument 51-102 — Continuous Disclosure Obligations) of the Corporation, or any associate or affiliate of any informed person, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect the Corporation or its Subsidiaries since the commencement of the most recently completed financial year of the Corporation.

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Glossary of Terms

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof:

"2019 DSUs" has the meaning ascribed thereto under "The Arrangement — Interests of Directors and Officers in the Arrangement — Incentive Awards — DSUs";

"401(k) Plan" has the meaning ascribed thereto under "The Arrangement Agreement — Covenants — Termination of 401(k) Plan";

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement and any transaction involving only the Corporation and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (whether written or oral) from any person or group of persons other than Ipsen, the Purchaser (or one or more of their affiliates) relating to: (a) any direct or indirect sale, disposition or joint venture (or any lease, long term supply agreement, licence or other arrangement having the same economic effect as a sale), of assets of the Corporation or any of its Subsidiaries (including any voting or equity securities of any of the Corporation's Subsidiaries) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue or earnings, of the Corporation and its Subsidiaries taken as whole (in each case based on the consolidated financial statements of the Corporation most recently filed on SEDAR prior to such offer, proposal or inquiry), or (b) any direct or indirect acquisition by any such person or group of persons acting jointly or in concert with such person within the meaning of Securities Laws, of Shares (including securities convertible into or exercisable or exchangeable for Shares) representing, when taken together with the Shares (including securities convertible into or exercisable or exchangeable for Shares) held by any such person or group of persons acting jointly or in concert with such person, 20% or more of the Shares (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for Shares), in either case of (a) or (b), whether by way of take-over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, share or asset purchase, joint venture, liquidation, dissolution, winding up or other transaction involving the Corporation and/or any of its Subsidiaries, and whether in a single transaction or a series of related transactions;

"affiliate" has the meaning ascribed thereto in National Instrument 45-106 — Prospectus Exemptions;

"allowable capital loss" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Taxation of Capital Gains and Losses";

"Arrangement" means an arrangement under section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Plan of Arrangement and the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated as of February 24, 2019 among Ipsen, the Purchaser and the Corporation pursuant to which Ipsen, the Purchaser and the Corporation have proposed to implement the Arrangement, as such agreement may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement to be considered by the Shareholders at the Meeting, substantially in the form attached as Appendix "A" to this Information Circular;

"Articles of Arrangement" means the articles of arrangement of the Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably;

"associate" has the meaning ascribed thereto in the Securities Act;

"Authorization" means, with respect to any person, any order, permit, certification, accreditation, approval, consent, waiver, license or similar authorization of any Governmental Entity or standards-setting organization, whether by expiry or termination

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of an applicable waiting period or otherwise, that is binding upon or applicable to such person, or its business, assets or securities;

"Base Premium" has the meaning ascribed thereto under "The Arrangement Agreement — Covenants — Insurance and Indemnification";

"BDC" means BDC Capital Inc.;

"Board" means the board of directors of the Corporation as constituted from time to time;

"Books and Records" means the books and records of the Corporation and its Subsidiaries, including books of account and Tax records, whether in written or electronic form;

"Broadridge" has the meaning ascribed thereto under "General Proxy Matters — Advice for Non-Registered Shareholders";

"Business Day" means, for the purposes of the Arrangement and the Arrangement Agreement, any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Québec or Paris, France; provided that for the purposes of the CVR Agreement, a "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York or Paris, France are authorized or obligated by law or executive order to remain closed;

"Cash Consideration" means $25.00 in cash per Share;

"CBCA" means the Canada Business Corporations Act;

"Certificate of Arrangement" means the certificate of arrangement to be issued pursuant to section 192(7) of the CBCA in respect of the Articles of Arrangement by the Director;

"Change in Recommendation" has the meaning ascribed thereto under "The Arrangement Agreement — Termination";

"Change of Control Agreements" has the meaning ascribed thereto under "The Arrangement — Interests of Directors and Officers in the Arrangement — Change of Control Agreements;

"Collective Agreements" means all collective bargaining agreements and union agreements currently applicable to the Corporation and/or any of its Subsidiaries;

"Consideration" means the consideration to be received by the Shareholders pursuant to the Plan of Arrangement, consisting, for each Share, of (i) the Cash Consideration, and (ii) one CVR;

"Contract" means any legally binding agreement, commitment, engagement, contract, licence, obligation, arrangement or undertaking (written or oral), together with any amendments and modifications thereto, to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Corporation" or "Clementia" means Clementia Pharmaceuticals Inc., a corporation incorporated under the laws of Canada;

"Corporation Disclosure Letter" means the disclosure letter dated the date of the Arrangement Agreement and delivered by the Corporation to the Purchaser with the Arrangement Agreement;

"Corporation Employees" means all individuals who are officers or employees of the Corporation and/or any of its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees, or individuals engaged on contract to provide employment services or sales to the Corporation and/or any of its Subsidiaries as of the Effective Date;

"Corporation IP" means all Corporation Licensed IP and Corporation Owned IP;

"Corporation Licensed IP" means all Intellectual Property Rights that are licensed to the Corporation or any of its Subsidiaries;

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"Corporation Owned IP" means all Intellectual Property Rights that are owned or purported to be owned by Corporation or any of its Subsidiaries;

"Corporation Owned Registered IP" means all Registered Corporation IP that are owned or purported to be owned by Corporation or any of its Subsidiaries;

"Court" means the Superior Court of Québec, or other court as applicable;

"CVR" means a contingent value right that will entitle the holder thereof to receive contingent cash payments pursuant to the CVR Agreement.

"CVR Agreement" means the contingent value rights agreement to be dated the date of the Effective Date among Ipsen and the Rights Agent, the terms of which will govern the CVRs, as such agreement may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

"CVR Holder" has the meaning ascribed thereto under "CVR Agreement — Overview";

"CVR Register" has the meaning ascribed thereto under "CVR Agreement — CVR Register";

"Demand for Payment" means a written notice containing a Dissenting Shareholder's name and address, the number of Shares in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such Shares;

"Depositary" means Computershare Trust Company of Canada, in its capacity as depositary for the Arrangement, or such other person as the Corporation and the Purchaser may mutually agree to engage as depositary for the Arrangement;

"D.F. King" means D.F. King, a division of AST Investor Services Inc. (Canada);

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Dissent Notice" means a written objection to the Arrangement Resolution provided by a Dissenting Shareholder in accordance with the procedure under section 190 of the CBCA (a copy of which is attached as Appendix "E" to this Information Circular), as modified by the Interim Order and the Plan of Arrangement;

"Dissent Rights" means the rights of the registered holders of Shares to demand repurchase of their Shares in respect of the Arrangement pursuant to section 190 of the CBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, described in the Plan of Arrangement and the Interim Order;

"Dissent Shares" means those Shares in respect of which Dissent Rights have validly been exercised by the registered Shareholders thereof;

"Dissenting Non-Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Consideration — Shareholders Not Resident in Canada — Dissenting Non-Resident Shareholders";

"Dissenting Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Consideration — Shareholders Resident in Canada — Dissenting Resident Shareholders";

"Dissenting Shareholders" means registered Shareholders who validly exercise Dissent Rights;

"DSUs" means the outstanding deferred share units issued pursuant to the Omnibus Plan;

"DTC" means The Depository Trust Company or any successor thereto;

"EDGAR" means the SEC's Electronic Data Gathering, Analysis and Retrieval system;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Montréal time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

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"EMA" has the meaning ascribed thereto under "Background to the Arrangement";

"Employee Plans" means all health, welfare, supplemental unemployment benefit, post-employment benefit, bonus, commission, profit sharing, option, stock appreciation, equity or equity-based, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, vacation or other paid time off, termination, severance, change of control, disability, superannuation, pension, supplemental pension or supplemental retirement plans and other employee or director compensation or benefit plans, policies, practices, trusts, funds, agreements, arrangements or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, and in each case for the benefit of directors or former directors of the Corporation or any of its Subsidiaries, Corporation Employees, former Corporation Employees, or any spouses, dependents, survivors or beneficiaries of such persons, which are maintained by or binding upon the Corporation or any of its Subsidiaries or in respect of which the Corporation or any of its Subsidiaries has any actual or potential liability, including all "employee benefit plans" within the meaning of section 3(3) of ERISA but, for greater certainty, "Employee Plans" does not include any Collective Agreements or Statutory Plans;

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

"Expense Reimbursement Fee" has the meaning ascribed thereto under "The Arrangement Agreement — Expense Reimbursement";

"Fairness Opinion" means the written opinion of Morgan Stanley delivered to the Board and dated February 24, 2019, which is attached as Appendix "D" to this Information Circular, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in the Fairness Opinion,, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to the Shareholders;

"FDA" means the United States Food and Drug Administration or any successor thereto;

"Fifth Proposal" has the meaning ascribed thereto under "Background to the Arrangement";

"Final Order" means the final order of the Court made pursuant to section 192 of the CBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Purchaser, each acting reasonably) on appeal;

"Final Proposal" has the meaning ascribed thereto under "Background to the Arrangement";

"FOP" has the meaning ascribed thereto under "Information Concerning the Corporation — General";

"Fourth Proposal" has the meaning ascribed thereto under "Background to the Arrangement";

"Good Reason" means the occurrence of any of the following events without the Corporation Employee's written consent:

(a)	the assignment to the Corporation Employee of any responsibilities significantly inconsistent with the Corporation Employee's position (not including changes in status, offices or titles held, or reporting requirements), excluding changes which are reasonably determined by the board of directors of Ipsen in good faith to be necessary for the successful integration of the businesses upon the completion of the transactions contemplated by the Arrangement Agreement;

(b)	a reduction in annual salary or target bonus, other than as a result of an across the board reduction by Ipsen consistently applied across the entire employee population of Ipsen (for clarity, reductions of other forms of compensation or benefits will not trigger Good Reason); or

(c)	the Corporation requiring the Corporation Employee to be based at any office or location other than (1) within 50 kilometres of the Corporation Employee's office location immediately prior to the completion of the transactions contemplated by the Arrangement Agreement or (2) at any other office or location previously agreed to in writing by the Corporation Employee.

"Governmental Authority" or "Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral

Management Information Circular of Clementia Pharmaceuticals Inc.▮

body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including authorities and agencies having regulatory powers in their respective health care systems such as the FDA, Health Canada, the United States Drug Enforcement Administration and the European Medicines Agency, or (iv) any stock exchange, including the NASDAQ;

"Holder" has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

"IFRS" means the International Financial Reporting Standards and the official pronouncements issued by the International Accounting Standards Board;

"Incentive Awards" means, collectively, the Options and DSUs;

"IND" means an Investigational New Drug Application filed with the FDA;

"Information Circular" means this Management Information Circular dated March 7, 2019, together with all Appendices hereto, distributed by the Corporation to Shareholders in connection with the Meeting;

"Initial Proposal" has the meaning ascribed thereto under "Background to the Arrangement";

"Intellectual Property Rights" means all rights in any type of intellectual property which may exist or be created under the Laws of any jurisdiction in the world, including: patents, industrial designs, copyrights, trademarks, trade names, domain names, social media accounts, inventions, confidential information, trade secrets, know-how, moral and economic rights of authors and inventors, any and all applications and registrations, including the right to claim priority, obtain extensions of term and listing in the Orange Book, the Canadian Patent Register, or any equivalent thereof, for any of the foregoing, and all goodwill associated with any of the foregoing and any and all past, present and future causes of action and rights to sue or seek other remedies and receive damages arising from or relating to the foregoing, including, without limitation, past damages;

"Interim Order" means the interim order of the Court made pursuant to section 192 of the CBCA, dated March 6, 2019, containing declarations and directions with respect to the Arrangement and the Meeting, a copy of which order is attached as Appendix "C" to this Information Circular, as such order may be affirmed, amended or modified by the Court with the consent of the Corporation and the Purchaser, each acting reasonably;

"Intermediary" has the meaning ascribed thereto under "Procedures for Surrender of Shares and Receipt of Consideration — Procedures for Shareholders";

"IP Contract" means any Contract that is a Contract under which the Corporation or any of its Subsidiaries:

(a)	was or is assigned, granted, obtained, or obtains or agrees to be assigned, granted or to obtain any license, ownership or any other rights or interests with respect to, any material Intellectual Property Rights, including any and all material Intellectual Property Rights relating in any way to the Product, other than (i) standard form Contracts granting rights to use readily available shrink wrap or click wrap software having a replacement cost and with annual license fee of less than $250,000 in the aggregate for all such related Contracts, (ii) other non-exclusive rights with respect to non-material Intellectual Property Rights entered into in the Ordinary Course, and (iii) proprietary information, assignment and inventions agreements entered into with Corporation Employees, contractors or consultants in the Ordinary Course, other than agreements with named inventors on any patents included in the Corporation IP;

(b)	is restricted in its right to use or register any Intellectual Property Rights;

(c)	other than with respect to Contracts regarding non-exclusive rights in non-material Intellectual Property Rights entered into in the Ordinary Course, grants rights to or permits or agrees to grant rights to or to permit any other person to use, enforce or register, or grants any other rights or interests with respect to, Corporation IP, including license agreements, collaboration agreements, research and/or development agreements, non-assertion or co-existence agreements, grants of royalty or revenue interest or research and development, or covenants not to sue, other than Contracts for sales of the Product and associated non-exclusive licenses entered into in the Ordinary Course; and

(d)	that would, as a result of the Arrangement and the transactions contemplated thereby, require the Purchaser to license or assign rights in its or its affiliates' Intellectual Property Rights to any other person, or prohibit the

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Purchaser from using any of its or its affiliates' Intellectual Property Rights due to the Purchaser or its affiliates constituting an affiliate of the Corporation;

"Ipsen" means Ipsen S.A., a société anonyme organized and existing under the laws of France;

"IRS" has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

"Law" means, with respect to any person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, standards, notices and protocols of any Governmental Entity, as amended;

"Legal Proceeding" means any litigation, action, application, suit, investigation, inquiry, audit, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory, criminal or arbitration proceeding or other similar proceeding, in each case, before or by any Governmental Entity (including any appeal or review thereof and any application for leave for appeal or review);

"Letter of Transmittal" means the letter(s) of transmittal enclosed with this Information Circular providing for the delivery of the Shares to the Depositary;

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

"Matching Period" has the meaning ascribed thereto under "The Arrangement Agreement — Additional Covenants Regarding Non-Solicitation — Right to Match";

"Material Adverse Effect" means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of fact or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization or financial condition of the Corporation and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, or circumstance resulting from or arising in connection with:

(a)	any change or event affecting the industry in which Corporation and its Subsidiaries operate;

(b)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national, international or global financial or capital markets;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental

(d)	any change in IFRS;

(e)	any natural disaster;

(f)	any fluctuation in interest rates, Canadian and U.S. currency exchange rates or commodity prices;

(g)	any action taken (or omitted to be taken) by the Corporation or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to the Arrangement Agreement;

(h)	any action taken (or omitted to be taken) upon the request of the Purchaser;

(i)	any legal proceeding against the Corporation by Shareholders challenging or seeking to restrain or prohibit the consummation of, or seeking damages in connection with, the Arrangement;

(j)	the negotiation, execution, announcement or performance of the Arrangement Agreement or consummation of the Arrangement (it being understood that the foregoing shall not apply to any representation or warranty of

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the Corporation to the extent that such representation or warranty addresses the consequences resulting from the negotiation, execution, announcement or performance of the Arrangement Agreement or any of the transactions contemplated hereby);

(k)	any fluctuation in the market price or trading volume of any securities of the Corporation (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a Material Adverse Effect), or any suspension of trading in securities generally on any securities exchange on which any securities of the Corporation trade;

(l)	the failure of the Corporation in and of itself to meet any internal or public projections, forecasts, guidance or estimates of revenues or earnings or any seasonal fluctuation in the Corporation's results; or

(m)	any matter which has been explicitly disclosed by the Corporation in the Corporation Disclosure Letter;

provided, however, that (i) with respect to clauses (a) through to and including (f), such matter does not have a materially disproportionate effect on the Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Corporation and its Subsidiaries operate, and (ii) unless expressly provided in any particular section of the Arrangement Agreement, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a "Material Adverse Effect" has occurred;

"Material Contract" means any Contract:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(b)	relating to the manufacturing or supply of products and providing for annual payments in excess of $150,000 by the Corporation or any of its Subsidiaries;

(c)	relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money;

(d)	restricting, or which may in the future restrict, the incurrence of indebtedness by the Corporation or any of its Subsidiaries or the incurrence of any Lien on any properties or assets of the Corporation or any of its Subsidiaries, or restricting, or which may in the future restrict, the payment of dividends by the Corporation or any of its Subsidiaries;

(e)	under which the Corporation or any of its Subsidiaries is obligated to make or expects to receive payments (including royalties) in excess of $2 million over the remaining term;

(f)	providing for the establishment, investment in, organization or formation of any joint venture, limited liability company or partnership;

(g)	that creates an exclusive dealing arrangement or right of first offer or refusal to the benefit of a third party;

(h)	between the Corporation or any of its Subsidiaries and any director or executive officer of the Corporation or any of its Subsidiaries;

(i)	involving any bonus, commission, pension, profit sharing, retirement or any other form of deferred compensation or incentive plan or any equity purchase, option, hospitalization, insurance or similar employee benefit plan or practice, whether formal or informal;

(j)	involving any severance, change-of-control, retention or similar type of agreement;

(k)	that is a Collective Agreement or Contract with any labor union;

(l)	with any independent contractor, consultant or advisor of the Corporation or any of its Subsidiaries (i) providing annual compensation in excess of $100,000 or (ii) that is not cancellable by the Corporation or any of its Subsidiaries on notice of 60 days or less;

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(m)	providing for employment with any Corporation Employee earning annual compensation in excess of $100,000;

(n)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $500,000;

(o)	involving the settlement of any legal proceeding or threatened legal proceeding that exceeds $500,000;

(p)	that limits or restricts:

(i) the ability of the Corporation or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area; or

(ii) the scope of persons to whom the Corporation or any of its Subsidiaries may sell products or deliver services;

(q)	that will require (i) consent from any person or (ii) a guarantee to be provided by the Purchaser or any person that controls the Purchaser, in each case, in connection with the completion of the transactions contemplated in the Arrangement Agreement and where the termination of such Contract would have a material adverse impact on the Corporation's business;

(r)	that constitutes an interest rate, currency, equity or commodity swap, hedge, derivative, forward sale Contract or similar financial instruments;

(s)	with any Governmental Entity to which the Corporation or any of its Subsidiaries is a party which is not entered into in the Ordinary Course;

(t)	that is an IP Contract;

(u)	that relates to research, pre-clinical, clinical or other development, testing, distribution, marketing, promotion or other commercialization of the Product or any other pharmaceutical product (including pharmaceutical products under development) of or licensed to the Corporation or any of its Subsidiaries and providing for annual payments in excess of $300,000; or

(v)	that is otherwise material to the Corporation and its Subsidiaries, taken as a whole;

provided that, in each of the foregoing cases, if a Contract has been amended, supplemented, renewed or modified, any reference to the Contract shall refer to the Contract as so amended, supplemented, renewed or modified;

"Meeting" means the special meeting of Shareholders to be held on April 9, 2019, and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution and the other matters referred to in the Notice of Meeting;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

"Milestone" has the meaning ascribed thereto under "CVR Agreement — Overview";

"Milestone Notice" has the meaning ascribed thereto under "CVR Agreement — Payment Procedures";

"Milestone Payment" has the meaning ascribed thereto under "CVR Agreement — Overview";

"Milestone Payment Amount" has the meaning ascribed thereto under "CVR Agreement — Payment Procedures";

"MO" has the meaning ascribed thereto under "Information Concerning the Corporation — General";

"Morgan Stanley" has the meaning ascribed thereto under "Fairness Opinion";

"NASDAQ" means the Nasdaq Global Select Market;

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"NDA" means a New Drug Application filed with the FDA pursuant to 21 U.S.C. § 355(b);

"NEA" means New Enterprise Associates 15, L.P.;

"Non-Disclosure Agreement" means the non-disclosure agreement dated December 21, 2018 between Ipsen and the Corporation;

"Non-Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Consideration — Shareholders Not Resident in Canada";

"Non-U.S. Holder" has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

"Notice of Meeting" means the Notice of Special Meeting of Shareholders that accompanies this Information Circular;

"Offer to Pay" means a written offer to a Dissenting Shareholder to pay the fair value for the number and class of securities in respect of which that Dissenting Shareholder dissents;

"Omnibus Plan" means the 2017 omnibus plan adopted by the Corporation on June 26, 2017;

"Options" means the outstanding options to purchase one Share per option issued pursuant to the Stock Option Plan and the Omnibus Plan;

"OrbiMed" means OrbiMed Private Investments IV, LP;

"Ordinary Course" means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary, and is taken in the ordinary course of the normal operations of the business of such Party or such Subsidiary;

"Outside Date" means May 25, 2019;

"Palovarotene" means 4-(E)-2-(5,5,8,8-tetramethyl-3-pyrazol-1-ylmethyl-5,6,7 ,8-tetrahydro-naphthalen-2-yl)-vinyl-benzoic acid, with the common name "palovarotene", currently under development under IND Nos. 120181 and 135403;

"Parties" means, collectively, Ipsen, the Purchaser and the Corporation, and "Party" means any one of them;

"person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

"PFIC" has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations";

"Plan of Arrangement" means the plan of arrangement attached as Appendix "B" to this Information Circular, and any amendments or variations to such plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably;

"Priority Review Voucher" means a Rare Pediatric Disease Priority Review Voucher as defined in 21 U.S.C. § 360ff(a)(2) for which, as announced by the Corporation on February 11, 2019, investigational Palovarotene qualifies;

"Product" means Palovarotene and any other RAR gamma agonists that are in research or development by the Corporation or any of its Subsidiaries;

"Projections" has the meaning ascribed thereto under "Fairness Opinion";

"Proposed Amendments" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations";

"Purchaser" means 11188291 Canada Inc., a corporation incorporated under the laws of Canada and a wholly-owned Subsidiary of Ipsen;

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"Purchaser 401(k) Plan" has the meaning ascribed thereto under "The Arrangement Agreement — Covenants — Termination of 401(k) Plan";

"Purchaser Parties" means, collectively, Ipsen and the Purchaser;

"QEF Election" has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations — QEF Election";

"Real Property Lease" means any lease, sublease, license, occupancy agreement or other agreement with respect to any real property leased, subleased or licensed by Corporation or any of its Subsidiaries;

"Record Date" means March 8, 2019;

"Registered Corporation IP" means all Registered IP that is Corporation IP;

"Registered IP" means all pending applications, issuances and registrations with any Governmental Entity for any Intellectual Property Rights, including all patents and patent applications, inventor certificates, registered copyrights, registered mask works, and registered trademarks and service marks, registered domain names, and registered business names;

"Regulations" has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

"Representative" means, with respect to any person, any officer, director, employee, representative (including any financial or other advisor) or agent of such person or its Subsidiary;

"Requisite Approval" means the requisite approval of the Arrangement Resolution by the Shareholders as set forth in the Interim Order, being (i) at least 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101;

"Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Consideration — Shareholders Resident in Canada";

"Rights Agent" means Computershare Trust Company, N.A. in its capacity as rights agent under the CVR Agreement, or such other person as the Corporation and the Purchaser may mutually agree to engage as rights agent under the CVR Agreement;

"SEC" means the U.S. Securities and Exchange Commission;

"Second Proposal" has the meaning ascribed thereto under "Background to the Arrangement";

"Securities Act" means the Securities Act (Québec);

"Securities Authority" means the Autorité des marchés financiers (Québec), the SEC and any other applicable securities commissions or securities regulatory authority in Canada or the United States;

"Securities Laws" means the Securities Act, any other applicable Canadian provincial and territorial securities laws, rules and regulations and published policies thereunder, and the U.S. Securities Laws, as applicable;

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Autorité des marchés financiers (Québec);

"Shareholders" means the registered and/or non-registered holders from time to time of the Shares, as the context requires;

"Shares" means common shares in the capital of the Corporation;

"Sixth Proposal" has the meaning ascribed thereto under "Background to the Arrangement";

"Skadden" has the meaning ascribed thereto under "Background to the Arrangement";

Management Information Circular of Clementia Pharmaceuticals Inc.▮

"Statutory Plans" means statutory benefit plans that any of the Corporation and/or any of its Subsidiaries are required to participate in or comply with, including the Canada Pension Plan, the Québec Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

"Stikeman" has the meaning ascribed thereto under "Background to the Arrangement";

"Stock Option Plan" means the Third Amended and Restated Stock Option Plan adopted by the Corporation on June 26, 2017;

"Subject Securities" has the meaning ascribed thereto under "The Arrangement — Support and Voting Agreements";

"Subsidiary" has the meaning specified in National Instrument 45-106 – Prospectus Exemptions as in effect on the date of the Arrangement Agreement;

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal from a person or group of persons who is at arm's length to the Corporation to acquire not less than all of the outstanding Shares or all or substantially all of the assets of the Corporation on a consolidated basis that (i) complies with Securities Laws and did not result from or involve a breach of the additional covenants regarding non-solicitation set forth in the Arrangement Agreement, (ii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person or group of persons making such proposal, (iii) is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board (or any special committee thereof), acting in good faith, that any required financing or other consideration to complete such Acquisition Proposal will be available at closing of such transaction to effect payment in full for all of the Shares or assets, as the case may be, (iv) is not subject to any due diligence condition, and (v) that the Board (or any special committee thereof) determines, in its good faith judgment, after receiving the advice of its legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms and taking into account the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser in accordance with the terms of the Arrangement Agreement);

"Support and Voting Agreement" has the meaning ascribed thereto under "The Arrangement — Support and Voting Agreements";

"SVA Transfer" has the meaning ascribed thereto under "The Arrangement — Support and Voting Agreements";

"Tax Act" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

"Tax Returns" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

"taxable capital gain" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Taxation of Capital Gains and Losses";

"Taxes" means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers' compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions, (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii), (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other person, other than pursuant to a Contract entered into in the Ordinary Course the principal purpose of which does not relate to Taxes, or as a result of being a transferee or successor in interest to any party;

Management Information Circular of Clementia Pharmaceuticals Inc.▮

"Termination Fee" has the meaning ascribed thereto under "The Arrangement Agreement — Termination Fee";

"Termination Fee Event" has the meaning ascribed thereto under "The Arrangement Agreement — Termination Fee";

"Third Proposal" has the meaning ascribed thereto under "Background to the Arrangement";

"Transaction Committee" has the meaning ascribed thereto under "Background to the Arrangement";

"Transaction Litigation" means any Legal Proceeding asserted or commenced by, on behalf of or in the name of, a third party against or otherwise involving the Corporation, the Board, any committee thereof and/or any of the Corporation's directors or officers relating directly or indirectly to the Arrangement Agreement, the Arrangement or any of the other transactions contemplated thereby (including any such Legal Proceeding based on allegations that the Corporation's entry into the Arrangement Agreement or the terms and conditions of the Arrangement Agreement, the Arrangement or any of the other transactions contemplated thereby constituted a breach of the fiduciary duties of any member of the Board or any officer of the Corporation);

"Transfer Agent" means Computershare Investor Services Inc.;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Holder" has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

"U.S. Internal Revenue Code" means the U.S. Internal Revenue Code of 1986, as amended;

"U.S. Person" has the meaning ascribed thereto under "Certain U.S. Federal Income Tax Considerations";

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

"U.S. Securities Laws" means the NASDAQ Marketplace Rules as promulgated by the NASDAQ and the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. federal and state securities laws, rules and regulations and published policies thereunder.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Approval of Circular

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Montréal, Québec, March 7, 2019.

By order of the Board of Directors,

(signed) Clarissa Desjardins

Clarissa Desjardins
Founder and Chief Executive Officer

Management Information Circular of Clementia Pharmaceuticals Inc.▮

CONSENT OF STIKEMAN ELLIOTT LLP

We have read the management information circular (the "Information Circular") of Clementia Pharmaceuticals Inc. dated March 7, 2019 relating to the special meeting of holders of common shares in the share capital of Clementia Pharmaceuticals Inc. to approve, among other things, an arrangement under the Canada Business Corporations Act involving, inter alia, Clementia Pharmaceuticals Inc., Ipsen S.A., 11188291 Canada Inc. and the shareholders of Clementia Pharmaceuticals Inc. We consent to the inclusion in the Information Circular of our opinion contained under "Certain Canadian Federal Income Tax Considerations" and references to our firm's name therein.

(Signed) Stikeman Elliott LLP

Montréal, Québec
March 7, 2019

Management Information Circular of Clementia Pharmaceuticals Inc.▮

CONSENT OF MORGAN STANLEY & CO. LLC

TO: The Board of Directors of Clementia Pharmaceuticals Inc. ("Clementia")

We refer to the fairness opinion dated February 24, 2019 (the "Fairness Opinion") which we prepared for the information of the Board of Directors of Clementia and which is annexed as Appendix "D" to the management information circular (the "Information Circular") of Clementia dated March 7, 2019 relating to the special meeting of holders of common shares in the share capital of Clementia to approve, among other things, an arrangement under the Canada Business Corporations Act involving, inter alia, Clementia, Ipsen S.A., 11188291 Canada Inc. and the shareholders of Clementia. We consent to the inclusion of the Fairness Opinion in the Information Circular and to the inclusion of a summary of, and references to, the Fairness Opinion in the Information Circular. In providing such consent, we do not intend that any person other than the Board of Directors of Clementia may rely upon the Fairness Opinion.

(Signed) Morgan Stanley & Co. LLC

New York, New York, U.S.A.
March 7, 2019

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Appendix "A"
Arrangement Resolution

BE IT RESOLVED THAT:

1.

The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") of Clementia Pharmaceuticals Inc. ("Corporation"), as more particularly described and set forth in the management proxy circular (the "Circular") dated March 7, 2019 of Corporation accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement, the "Arrangement Agreement") made as of February 24, 2019 between Corporation, Purchaser and Guarantor, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement of Corporation (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the "Plan of Arrangement")), the full text of which is set out in Appendix "B" to the Circular, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of Corporation in approving the Arrangement Agreement, and (iii) actions of the directors and officers of Corporation in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.

Corporation be and is hereby authorized to apply for a final order from the Québec Superior Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Corporation or that the Arrangement has been approved by the Québec Superior Court, the directors of Corporation are hereby authorized and empowered to, without notice to or approval of the shareholders of Corporation, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any officer or director of Corporation is hereby authorized and directed for and on behalf of Corporation to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.

Any officer or director of Corporation is hereby authorized and directed for and on behalf of Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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A-1

Appendix "B"
Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means the arrangement under section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated February 24, 2019 among Purchaser, Guarantor and Corporation (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

"Articles of Arrangement" means the articles of arrangement of Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec or Paris, France.

"CBCA" means the Canada Business Corporations Act.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"Circular" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Shareholders in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

"Consideration" means the consideration to be received by the Shareholders pursuant to this Plan of Arrangement, consisting, for each Share, of (a) $25.00 in cash and (b) one CVR.

"Corporation" means Clementia Pharmaceuticals Inc.

"Court" means the Québec Superior Court.

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"CVR" means a CVR, as defined in the CVR Agreement.

"CVR Agreement" means the contingent value rights agreement to be dated the date of the Effective Date between Purchaser, Guarantor and Rights Agent, substantially in the form of Schedule E to the Arrangement Agreement.

"Depositary" means Computershare Trust Company of Canada, in its capacity as depositary for the Arrangement, or such other Person as Corporation and Purchaser may mutually agree to engage as depositary for the Arrangement.

"Director" means the Director appointed pursuant to section 260 of the CBCA.

"Dissent Rights" has the meaning specified in Section 3.1.

"Dissenting Holder" means a registered holder of Shares who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such holder.

"DSUs" means the outstanding deferred share units issued pursuant to the Omnibus Plan.

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Montreal time) on the Effective Date, or such other time as the parties agree to in writing before the Effective Date.

"Final Order" means the final order of the Court made pursuant to section 192 of the CBCA in a form acceptable to Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Corporation and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Corporation and Purchaser, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including authorities and agencies having regulatory powers in their respective health care systems such as the United States Food and Drug Administration, Health Canada, the United States Drug Enforcement Administration and the European Medicines Agency, or (iv) any stock exchange, including NASDAQ.

"Guarantor" means Ipsen S.A.

"Interim Order" means the interim order of the Court made pursuant to section 192 of the CBCA in a form acceptable to Corporation and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of Corporation and Purchaser, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, all policies, guidelines, standards, notices and protocols of any Governmental Entity, as amended.

"Letter of Transmittal" means the letter of transmittal sent to holders of Shares for use in connection with the Arrangement.

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"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Meeting" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Purchaser.

"NASDAQ" means NASDAQ Global Select Market.

"Omnibus Plan" means the 2017 Omnibus Incentive Plan adopted by Corporation on June 26, 2017.

"Options" means the outstanding options to purchase one Share per option issued pursuant to the Stock Option Plan and the Omnibus Plan.

"Parties" means Corporation, Purchaser and Guarantor and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

"Purchaser" means 11188291 Canada Inc.

"Rights Agent" means Computershare Trust Company, N.A. in its capacity as rights agent under the CVR Agreement, or such other Person as Corporation and Purchaser may mutually agree to engage as rights agent under the CVR Agreement.

"Shareholders" means the registered or beneficial holders of the Shares, as the context requires.

"Shares" means the common shares in the capital of Corporation.

"Stock Option Plan" means the Third Amended and Restated Stock Option Plan adopted by Corporation on June 26, 2017.

"Tax Act" means the Income Tax Act (Canada) and the regulations promulgated thereunder.

Section 1.1 Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to U.S. dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words "including," "includes" and "include" mean "including (or includes or include) without limitation," and "the aggregate of," "the total of," "the sum of," or a phrase of similar

Management Information Circular of Clementia Pharmaceuticals Inc.▮

meaning means "the aggregate (or total or sum), without duplication, of." Unless stated otherwise, "Article" and "Section," followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement", "hereof", "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7)	Time References. References to time are to local time, Montreal, Québec.

ARTICLE 2
THE ARRANGEMENT

Section 2.1 Arrangement

This Plan of Arrangement constitutes an arrangement under section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Corporation, Purchaser, Guarantor, all Shareholders (including Dissenting Holders) and holders of Options and DSUs, any agent or transfer agent therefor and the Depositary and the Rights Agent at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3 Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(1)

each unvested Option and DSU shall, notwithstanding the terms of the Stock Option Plan, the Omnibus Plan or any award agreement pursuant to which DSUs were awarded, as applicable, be deemed to have been vested;

(2)	the following transactions shall occur simultaneously:

(a)

each outstanding Option shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for, in respect of each Option for which the cash portion of the Consideration exceeds the exercise price, (i) an amount equal to the cash portion of the Consideration less the applicable exercise price in respect of such Option, and (ii) one CVR, less any applicable withholdings, and such Option shall be immediately cancelled. For greater certainty, where the exercise price of any Option is greater than the cash portion of the Consideration, neither Corporation nor Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled for no consideration;

(b)

each outstanding DSU shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to Corporation in exchange for the Consideration, less any applicable withholdings, and such DSU shall be immediately cancelled;

(c)

(i) each holder of Options or DSUs shall cease to be a holder of such Options or DSUs, (ii) such holder's name shall be removed from each applicable register, (iii) the Stock Option Plan, the Omnibus Plan and any and all agreements relating to the Options and the DSUs shall be terminated and shall be of no

Management Information Circular of Clementia Pharmaceuticals Inc.▮

further force and effect, and (iv) such holder shall thereafter have only the right to receive the Consideration, if any, to which it is entitled pursuant to Section 2.3(2)(a) or Section 2.3(2)(b), as applicable, at the time and in the manner specified in such Sections;

(3)

each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to Purchaser, and:

(a)	such Dissenting Holder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares by Purchaser in accordance with Article 3;

(b)	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Corporation; and

(c)	Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof; and

(4)

concurrently with step (3), each outstanding Share (other than Shares held by Dissenting Holders who have validly exercised such holders' respective Dissent Rights) shall be transferred without any further act or formality by the holder thereof to Purchaser in exchange for the Consideration per Share, less any applicable withholdings, and:

(a)	the holder of such Share shall cease to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;

(b)	the name of such holder shall be removed from the register of holders of Shares maintained by or on behalf of Corporation; and

(c)	Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

ARTICLE 3
DISSENT RIGHTS

Section 3.1 Dissent Rights

(1)

Registered holders of Shares may exercise dissent rights ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Corporation at its registered office no later than 5:00 p.m. (local time in place of receipt) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)

Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to Purchaser, as provided in Section 2.3(3), and if they:

(a)

are ultimately entitled to be paid fair value for such Shares, shall be entitled to be paid the fair value of such Shares by Purchaser, less any applicable withholdings, which fair value notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(a)

are ultimately not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration per Share to which holders of Shares who have not exercised Dissent Rights are entitled under Section 2.3(4) hereof, less any applicable withholdings.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Section 3.2 Recognition of Dissenting Holders

(1)

In no case shall Corporation, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(2)	In no case shall Corporation, Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the Effective Time.

(3)

Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the cash payments and CVRs to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(4) hereof, less any applicable withholdings.

(4)

In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Options or DSUs, and (b) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares).

ARTICLE 4
CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(1)

Prior to the filing of the Articles of Arrangement, Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Shares (other than the Dissenting Holders), Options and DSUs, cash with the Depositary and CVRs with the Rights Agent as are required by this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Share for this purpose, net of applicable withholdings for the benefit of the holders of Shares, Options and DSUs.

(2)

Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(4), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment and CVRs which such holder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(3)

After the Effective Date, the Depositary shall deliver on behalf of Corporation to each holder of Options (in accordance with Section 2.3(2)(a)) and each holder of DSUs (in accordance with Section 2.3(2)(b)), the cash payment and the CVRs, if any, that such holder of Options or DSUs, as applicable, is entitled to receive under the Arrangement. Payments with respect to Options and DSUs, as set forth in Section 2.3(2), shall be made, net of applicable withholdings, as soon as reasonably practicable after the Effective Date but in any event within ten (10) Business Days of the Effective Date (except in the case of any DSU which is subject to the provisions of section 409A of the United States Internal Revenue Code of 1986, in which case the payment shall be made on the earliest date upon which payment may be made in compliance with the requirements of such section).

(4)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment and CVRs which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the fifth (5th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in Corporation or Purchaser. On such date, all cash payments and CVRs which such former holder was entitled shall be deemed to have been surrendered to Purchaser or Corporation, as applicable, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.

(5)

Any payment made by the Depositary (or Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or Corporation) or that otherwise remains unclaimed, in each case, on or before the fifth (5th) anniversary of the Effective Time, and any right or claim to

Management Information Circular of Clementia Pharmaceuticals Inc.▮

payment hereunder that remains outstanding on the fifth (5th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Options and the DSUs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or Corporation, as applicable, for no consideration.

(6)

No holder of Shares, Options or DSUs shall be entitled to receive any consideration with respect to such Shares, Options or DSUs other than the cash payment and CVRs, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1, and, no such holder of Shares, Options or DSUs shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of Corporation with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the register holder thereof on the share register maintained by or on behalf of Corporation, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment and CVRs which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to Purchaser and the Depositary (each acting reasonably) in such sum as Purchaser may direct, or otherwise indemnify Corporation and Purchaser in a manner satisfactory to Corporation and Purchaser (each acting reasonably), against any claim that may be made against Corporation or Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Withholding Rights

Each of Corporation, Purchaser and the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement, such amounts as Corporation, Purchaser or the Depositary determine, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law and shall remit such deduction and withholding with the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made.

Section 4.4 Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by Corporation, Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5 No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.6 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Options and DSUs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares, Options and DSUs, Corporation, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Options or DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

ARTICLE 5
AMENDMENTS

Section 5.1 Amendments

(1)

Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by Corporation and Purchaser, each acting reasonably, and (c) be filed with the Court and, if made following the Meeting, approved by the Court.

(2)

Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of Corporation and Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders.

(3)

Subject to Section 5.1(2), any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by Corporation and Purchaser at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(4)

Subject to Section 5.1(2), Corporation and Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to Shareholders.

Section 5.2 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6
FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Appendix "C"
Interim Order

CANADA

PROVINCE OF QUEBEC
DISTRICT OF MONTRÉAL

File: No: 500-11-056163-195

SUPERIOR COURT
Commercial Division

Montreal, March 6, 2019

Present: The Honourable Louis J. Gouin , J.S.C.

IN THE MATTER OF THE PROPOSED ARRANGEMENT PURSUANT TO SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.C.S. 1985, c. C-44 AS AMENDED (THE "**CBCA**")

CLEMENTIA PHARMACEUTICALS INC., a legal person duly constituted under the CBCA, having its registered and head office at 4150, Sainte-Catherine Street West, Suite 550, Montreal, Quebec, H3Z 2Y5

Petitioner

-and-

11188291 CANADA INC., a legal person duly constituted under the CBCA having its registered and head office at 1501 McGill College Avenue, Montreal, Quebec, H3A 3N9

-and-

IPSEN S.A., a limited liability company organized and existing under the laws of France have its registered and head office at 65 Quai Georges Gorse, 92650 Boulogne-Billancourt cedex, France

-and-

THE DIRECTOR, appointed pursuant to article 260 of the CBCA, having a place of business at 235 Queen Street, Ottawa, Ontario, K1A 0H5

Impleaded Party

INTERIM ORDER[1]

GIVEN Clementia Pharmaceutical Inc.'s ("**Clementia**" or "**Petitioner**") Motion for Interim and Final Order pursuant to the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 (as amended, the "*CBCA*"), the exhibits, and the affidavit of Dr. Clarissa Desjardins filed in support thereof (the "**Motion**");

[1] All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Notice of Special Meeting of Shareholders and Management Information Circular.

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GIVEN that this Court is satisfied that the Director appointed pursuant to the *CBCA* has been duly served with the Motion and has confirmed in writing that he would not appear or be heard on the Motion;

GIVEN the provisions of the *CBCA*;

GIVEN the representations of counsel for Clementia;

GIVEN that this Court is satisfied, at the present time, that the proposed transaction is an "arrangement" within the meaning of Section 192(1) of the *CBCA*;

GIVEN that this Court is satisfied, at the present time, that it is not practicable for the Petitioner to effect the arrangement proposed under any other provision of the *CBCA*;

GIVEN that this Court is satisfied, at the present time, that the Petitioner meets the requirements set out in Subsections 192(2)(a) and (b) of the *CBCA* and that the Petitioner is not insolvent;

GIVEN that this Court is satisfied, at the present time, that the arrangement is put forward in good faith and, in all likelihood, for a valid business purpose;

FOR THESE REASONS, THE COURT:

ON THE INTERIM ORDER SOUGHT HEREIN:

[1] **GRANTS** the Interim Order sought in the Motion;

[2] **DISPENSES** Clementia of the obligation, if any, to notify any person other than the Director appointed pursuant to the *CBCA* with respect to the Interim Order;

[3] **ORDERS** that all holders of common shares of Clementia (the "**Shareholders**"), holders of options of Clementia (the "**Option Holders**") and holders of deferred share units (the "**DSU Holders**") be deemed parties, as Impleaded Parties, to the present proceedings and be bound by the terms of any Order rendered herein;

The Meeting

[4] **ORDERS** that Clementia may convene, hold and conduct the meeting on April 9, 2019, commencing at 10:00 am (Montréal time) at the offices of Stikeman Elliott LLP, located at 1155 René-Lévesque Blvd. West, 41st Floor, Montréal, Québec, H3B 3V2, Canada (the "**Meeting**"), at which time the Shareholders will be asked, among other things, to consider and, if thought appropriate, to pass, with or without variation, the Arrangement Resolution substantially in the form set forth in Appendix A of the Notice of Special Meeting of Shareholders and Management Information Circular (the "**Circular**") to, among other things, authorize, approve and adopt the arrangement set forth in the Plan of Arrangement (Appendix B to Exhibit R-1) (the "**Arrangement**"), and to transact such other business as may properly come before the Meeting, the whole in accordance with the terms, restrictions and conditions of the articles and by-laws of Clementia, the *CBCA*, and this Interim Order, provided that to the extent there is any inconsistency between this Interim Order and the terms, restrictions and conditions of the articles and by-laws of Clementia or the *CBCA*, this Interim Order shall govern;

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[5] **ORDERS** that in respect of the vote on the Arrangement Resolution or any matter determined by the Chair of the Meeting to be related to the Arrangement, each registered holder of common shares of Clementia (the "**Shares**") shall be entitled to cast one vote in respect of each such Share held;

[6] **ORDERS** that, on the basis that each registered holder of Shares be entitled to cast one vote in respect of each such Share for the purpose of the vote on the Arrangement Resolution, the quorum for the Meeting is fixed at two (2) Shareholders present in person or by proxy holding, in aggregate, 20 % of all the outstanding Shares;

[7] **ORDERS** that the only persons entitled to attend or be heard at the Meeting (as it may be adjourned or postponed) shall be the registered Shareholders at the close of business on the Record Date (March 8, 2019), their proxy holders, the Option holders, the DSU holders, the directors and advisors of Clementia and the directors, officers and advisors of Ipsen SA and 11188291 Canada Inc. (the "**Purchaser**"), provided however that such other persons having the permission of the Chair of the Meeting shall also be entitled to attend and be heard at the Meeting;

[8] **ORDERS** that for the purpose of the vote on the Arrangement Resolution, or any other vote taken by ballot at the Meeting, any spoiled ballots, illegible ballots and defective ballots shall be deemed not to be votes cast by Shareholders and further **ORDERS** that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution;

[9] **ORDERS** that Clementia, if it deems it advisable, be authorized, in accordance with the Arrangement Agreement (Exhibit R-2), to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement; further **ORDERS** that notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by Clementia Pharmaceuticals Inc.; further **ORDERS** that any adjournment or postponement of the Meeting will not change the Record Date for Shareholders entitled to notice of, and to vote at, the Meeting, unless required by securities laws, and further **ORDERS** that any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting;

[10] **ORDERS** that Clementia and the Purchaser may:

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[11] **ORDERS** that Clementia is authorized to use proxies at the Meeting; that Clementia is authorized, at its expense, to solicit proxies on behalf of its management, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and that Clementia may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if it considers it advisable to do so;

[12] **ORDERS** that, to be effective, the Arrangement Resolution, with or without variation, must be approved by the affirmative vote of: i) at least 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("**MI-61-101**") and further **ORDERS** that such vote shall be sufficient to authorize and direct Clementia to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to the Shareholders in the Notice Materials (as this term is defined below);

The Notice Materials

[13] **ORDERS** that Clementia shall give notice of the Meeting, and that service of the Motion for a Final Order shall be made by mailing or delivering, in the manner hereinafter described and to the persons hereinafter specified, a copy of this Interim Order, together with the following documents, with such non-material amendments thereto as Clementia may deem to be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (collectively, the "**Notice Materials**"):

(a) the Notice of Meeting substantially in the same form as contained in Exhibit R-1;

(b) the Circular substantially in the same form as contained in Exhibit R-1;

(c) a Form of Proxy substantially in the same form as contained in Exhibit R-4, which shall be finalized by inserting the relevant dates and other information;

(d) a Letter of Transmittal substantially in the same form as contained in Exhibit R-5;

(e) a notice substantially in the form of the draft filed as Appendix G to Exhibit R-1 providing, among other things, the date, time and room where the Motion for a Final Order will be heard, and that a copy of the Motion can be found on the Petitioner's Web site (the "**Notice of Presentation**");

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[14] **ORDERS** that the Notice Materials shall be distributed:

(a) to the registered Shareholders by mailing the same to such persons in accordance with the *CBCA* and Clementia's by-laws at least twenty-one (21) days prior to the date of the Meeting;

(b) to the non-registered Shareholders, in compliance with National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*;

(c) to Clementia's directors and auditors, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person, by recognized courier service or by email; and

(d) to the Director appointed pursuant to the *CBCA*, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person, by recognized courier service or by email;

[15] **ORDERS** that a copy of the Motion be posted on Clementia website (https://clementiapharma.com/) on or about the same time the Notice Materials are mailed;

[16] **ORDERS** that the Record Date for the determination of Shareholders entitled to receive the Notice Materials and to attend and be heard at the Meeting and vote on the Arrangement Resolution shall be the close of business (Montréal time) on March 8, 2019;

[17] **ORDERS** that Clementia may make, in accordance with this Interim Order, such additions, amendments or revision to the Notice Materials as it determines to be appropriate (the "**Additional Materials**"), which shall be distributed to the persons entitled to receive the Notice Materials pursuant to this Interim Order by the method and in the time determined by Clementia to be most practicable in the circumstances;

[18] **DECLARES** that the mailing or delivery of the Notice Materials and any Additional Materials in accordance with this Interim Order as set out above constitutes good and sufficient notice of the Meeting upon all persons, and that no other form of service of the Notice Materials and any Additional Materials or any portion thereof, or of the Motion need be made, or notice given or other material served in respect of the Meeting to any persons;

[19] **ORDERS** that the Notice Materials and any Additional Materials shall be deemed, for the purposes of the present proceedings, to have been received and served upon:

(a) in the case of distribution by mail, three (3) business days after delivery thereof to the post office;

(b) in the case of delivery in person or by courier, upon receipt thereof at the intended recipient's address; and

(c) in the case of delivery by facsimile transmission or by e-mail, on the day of transmission;

[20] **DECLARES** that the accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order or defect in the calling of the Meeting,

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provided that if any such failure or omission is brought to the attention of Clementia, it shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most reasonably practicable in the circumstances;

Dissenting Shareholders' Rights

[21] **ORDERS** that in accordance with the Dissenting Shareholders' Rights set forth in the Plan of Arrangement, any registered Shareholder who wishes to dissent must provide a Dissent Notice so that it is received by Clementia at 4150 Sainte-Catherine Street West, Suite 550, Montréal, Québec, Canada, H3Z 2Y5, Fax number: 1-888-966-0135 with a copy to Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 41st Floor, Montréal, Québec, H3B 3V2, Fax number: 514-397-3222, email: slapierre@stikeman.com Attention: Stéphanie Lapierre, on or prior to 5:00 p.m. (Montréal time) on the day that is two Business Days (as defined in the Plan of Arrangement (Appendix B to Exhibit R-1)) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time);

[22] **DECLARES** that a Dissenting Shareholder who has submitted a dissent notice and who votes in favor of the Arrangement Resolution shall no longer be considered a Dissenting Shareholder with respect to all of the Shares held by such Shareholder, and that a vote against the Arrangement Resolution or an abstention shall not constitute a Dissent Notice;

[23] **ORDERS** that any Dissenting Shareholder wishing to apply to a Court to fix a fair value for Shares in respect of which Dissent Rights have been duly exercised must apply to the Superior Court of Québec and that for the purposes of the Arrangement contemplated in these proceedings, the "Court" referred to in Section 190 of the *CBCA* means the Superior Court of Québec and **FURTHER ORDERS** that the dissent rights shall governed by Section 190 of the CBCA as modified by the Arrangement and the Interim Order;

The Final Order Hearing

[24] **ORDERS** that subject to the approval by the Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Clementia may apply for this Court to sanction the Arrangement by way of a final judgment (the "**Motion for a Final Order**");

[25] **ORDERS** that the Motion for a Final Order be presented on April 11, 2019 before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse, located at 1 Notre-Dame Street East in Montréal, Québec, Room 16.12 at 9:00 am or so soon thereafter as counsel may be heard, or at any other date this Court may see fit;

[26] **ORDERS** that the mailing or delivery of the Notice Materials constitutes good and sufficient service of the Motion and good and sufficient notice of presentation of the Motion for a Final Order to all persons, whether those persons reside within Québec or in another jurisdiction;

[27] **ORDERS** that the only persons entitled to appear and be heard at the hearing of the Motion for a Final Order shall be Clementia and any person that:

(a) files an appearance with this Court's registry and serve same on Petitioner's counsel, Stikeman Elliott at 1155 René-Lévesque Blvd. West, 41st Floor, Montreal, Quebec, H3B 3V2, facsimilie number (514) 397-3222/ email:

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slapierre@stikeman.com c/o Stéphanie Lapierre and Impleaded Parties (Ipsen and the Purchaser) counsel, Davies c/o Louis-Martin O'Neill at 1501 McGill College Avenue, 26th Floor, Montreal, Quebec H3A 3N9, facsimilie number (514) 841-6499, email: lmoneill@dwpv.com, no later than 4:30 p.m. on April 7, 2019; and

(b) if such appearance is with a view to contesting the Motion for a Final Order, serves on Petitioner's and Impleaded Parties' counsel, (at the above addresses and facsimile numbers), no later than 4:30 p.m. on April 9, 2019, a written contestation supported as to the facts alleged by affidavit(s), and exhibit(s), if any;

[28] **ALLOWS** Clementia to file any further evidence it deems appropriate, by way of supplementary affidavits or otherwise, in connection with the Motion for a Final Order;

Miscellaneous

[29] **DECLARES** that Clementia shall be entitled to seek leave to vary this Interim Order upon such terms and such notice as this Court deems just;

[30] **ORDERS** provisional execution of this Interim Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;

[31] **THE WHOLE** without costs.

J.S.C.

The Honourable Louis J. Gouin J.S.C.

COPIE CERTIFIÉE CONFORME
AU DOCUMENT DÉTENU PAR LA COUR

Personne désignée par le greffier

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109366987 v5

Appendix "D"
Fairness Opinion

Morgan Stanley

February 24, 2019

Board of Directors
Clementia Pharmaceuticals Inc.
4150 Ste-Catherine Street West, Suite 550
Montreal, Quebec
H3Z 2Y5 Canada

Members of the Board:

We understand that Clementia Pharmaceuticals Inc. ("Clementia" or the "Company"), Ipsen S.A. (the "Buyer") and a wholly-owned subsidiary of the Buyer ("Acquisition Sub.") propose to enter into an agreement (the "Arrangement Agreement"), pursuant to which, among other things, Buyer will, through Acquisition Sub., acquire all of the outstanding common shares of the Company (the "Company Common Shares") for $25.00 USD per share (the "Cash Payment") plus $6.00 USD per share (the "Contingent Payment" and, together with the Cash Payment, the "Consideration") conditional upon achievement of the milestone in accordance with the provisions of the contingent rights agreement (the "CVR Agreement") contemplated by the Arrangement Agreement, by way of a plan of arrangement governed by the *Canada Business Corporations Act* (the "Arrangement"). The terms and conditions of the Arrangement will be more fully described in a management information circular (the "Circular"), which will be mailed to shareholders of the Company in connection with the Arrangement.

You have asked for our opinion as to whether the Consideration to be received by the holders of the Company Common Shares (the "Shareholders") pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

For purposes of the opinion set forth herein, we have:

4) Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5) Reviewed the reported prices and trading activity for the Company Common Shares;

6) Compared the financial performance of the Company and the prices and trading activity of the Company Common Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

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Management Information Circular of Clementia Pharmaceuticals Inc. D-1

8) Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

10) Reviewed representations made to us in a certificate, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which this opinion is based; and

11) Performed such other analyses and considered such other factors as we have deemed appropriate.

We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the Shareholders in the Arrangement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and although we reserve the right to change or withdraw this opinion in that event, we do not assume any obligation to advise any person on any such change that may come to our attention or to update, revise or reaffirm this opinion.

In arriving at our opinion, while we were authorized to solicit, and did solicit, interest from a limited number of parties with respect to the acquisition, business combination or other extraordinary transaction involving the Company, we have not negotiated with any of such parties, other than the Buyer, which expressed interest to Morgan Stanley in the possible acquisition of the Company.

PAGE 2 OF 4
Management Information Circular of Clementia Pharmaceuticals Inc. ■ D-2

Although we have included the CVR (as defined in the Arrangement Agreement) in certain of our analyses, we express no opinion as to the likelihood that the milestone upon which the Contingent Payment is conditioned will be achieved or whether the Contingent Payment will be paid.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Arrangement. We were formally engaged as of November 6, 2018. We will receive a fee for our services, including a fee that is contingent upon the successful completion of the Arrangement as well as a fixed fee with respect to the rendering and delivery of this opinion that is not contingent upon the completion of the Arrangement. In addition, the Company has agreed to reimburse us for our reasonable out-of-pocket expenses and has agreed to indemnify us in certain circumstances. In the two years prior to the date hereof, we have provided financing services for the Company and have received fees in connection with such services, none of which is material to Morgan Stanley. There are no understandings, agreements or commitments between Morgan Stanley and the Company or the Buyer with respect to future business dealings. Morgan Stanley may seek to provide financial advisory and financing services to any of the Company, the Buyer or their respective affiliates in the future and would expect to receive fees for the rendering of these services.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company in connection with the Arrangement and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in the Circular and in any filing the Company is required to make pursuant to applicable securities laws and the Company may include a summary of the financial analysis underlying this opinion in the Circular. In addition, Morgan Stanley expresses no opinion or recommendation as to how the Shareholders should vote at the Shareholders' meeting to be held in connection with the Arrangement.

PAGE 3 OF 4
Management Information Circular of Clementia Pharmaceuticals Inc. ■ D-3

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

Very truly yours,

MORGAN STANLEY & CO. LLC

By: ______________________

Ari Terry
Managing Director

PAGE 4 OF 4
Management Information Circular of Clementia Pharmaceuticals Inc. ■ D-4

Appendix "E"
Section 190 of the CBCA relating to Dissent Rights

PART XV – Fundamental Changes

190. (1) Right to dissent – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

(2) Further right – A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares – In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

Management Information Circular of Clementia Pharmaceuticals Inc.▮

(a)	the shareholder's name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8) Share certificate – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

(17) Venue – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties – On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court – On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) Interest – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Appendix "F"
Voting Information

Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed thereto in the "Glossary of Terms'' section of the Information Circular to which this Appendix is attached.

If you are a Shareholder and have any questions or require more information with regard to voting your Shares, please contact the Corporation's proxy solicitation agent, D.F. King, by calling toll free in North America at 1-866-822-1238 (1-212-771-1133 by collect call) or by email at inquiries@dfking.com.

Who is soliciting my proxy?

The management of the Corporation is soliciting your proxy for use at the Meeting.

What will I be voting on?

As a Shareholder, you will be voting on the Arrangement Resolution to approve the Arrangement, as more particularly described in the Information Circular to which this Appendix is attached.

Which classes of securities are voting?

Holders of common shares of the Corporation are voting. Each Shareholder shall be entitled to vote on the Arrangement Resolution, with the Shareholders entitled to one vote per Share. Approval of the Arrangement Resolution by the Shareholders is a condition to the closing of the Arrangement.

What is the Requisite Approval?

The Requisite Approval for the Arrangement Resolution is (i) at least 66⅔% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, excluding the votes attached to Shares that are required to be excluded pursuant to MI 61-101. To the knowledge of the Corporation, only the votes attached to the Shares owned by Dr. Clarissa Desjardins, the Corporation's Founder and Chief Executive Officer, will be excluded from the "majority of the minority" vote mandated by MI 61-101.

How many votes do I have?

Subject to the voting restrictions noted below, the Shareholders will each have one vote for each Share owned as at 5:00 p.m. (Montréal time) on March 8, 2019, which is the Record Date for the Meeting.

How many Shares are eligible to vote?

The number of Shares outstanding on March 6, 2019 is 38,059,166.

How do I vote?

If you are eligible to vote and your Shares are registered in your name, you can vote your Shares in person at the Meeting or be represented by proxy, as explained below. As noted in the Information Circular, some, but not all, of the Shares have been issued in the form of a global certificate in the name of CDS & Co. and, as such, CDS & Co. is the sole registered holder of some, but not all, of the Shares.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

If your Shares are held in the name of a nominee such as a broker or financial institution, please see the instructions below under the headings "How can a non-registered Shareholder vote?" and "How can a non-registered Shareholder vote in person at the Meeting?"

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy or any other proper form of proxy to appoint your proxyholder. The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. However, you can choose another person to be your proxyholder, including someone who is not a Shareholder. You may do so by crossing out the names printed on the proxy and inserting another person's name in the blank space provided. If you choose another person to be your proxyholder, for your vote to count, please make sure the person you appoint is aware that he or she has been appointed and attends the Meeting and registers with the transfer agent, Computershare Investor Services Inc., upon arrival at the Meeting.

Voting by Internet for Registered Shareholders

Registered holders of Shares may use the internet website at investorvote.com to transmit their voting instructions. Registered holders of Shares should have the enclosed form of proxy in hand when they access the internet website. You will be prompted to enter your Control Number, which is located on the form of proxy. If you vote by internet, your vote for the Meeting must be received by no later than 5:00 p.m. (Montréal time) on April 5, 2019 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the any adjournment or postponement of the Meeting. The internet website may be used to appoint a proxy holder to attend and vote on a registered Shareholder's behalf at the Meeting and to convey a registered Shareholder's voting instructions. Please note that if a registered Shareholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment, the registered Shareholder may resubmit their proxy and/or voting direction, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want to vote, by marking FOR or AGAINST the applicable resolution, then your proxyholder must vote accordingly.

If you have not specified on the form of proxy how you want to vote, then your proxyholder can vote as he or she sees fit.

Unless contrary instructions are provided, Shares represented by proxies received by management will be voted FOR the Arrangement Resolution.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on other business, including amendments or variations to the matters identified in the Notice of Meeting, as may properly be brought before the Meeting or any adjournment or postponement thereof.

As of the time of printing this Information Circular, management of the Corporation is not aware that any other matter is to be brought before the Meeting. If, however, other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Corporation not later than the last Business Day before the day of the Meeting (or any adjournment, or postponement, thereof) or to the Chair of the Meeting on the day of the Meeting (or any adjournment or postponement thereof).

Who counts the votes?

Proxies are counted by the Corporation's transfer agent, Computershare Investor Services Inc.

How are proxies solicited?

The Corporation's management requests that you sign and return the enclosed form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Corporation may also solicit proxies by telephone, in writing or in person. All costs of the solicitation will be borne by the Corporation.

The Corporation has also retained D.F. King to assist it in connection with communicating to Shareholders in respect of the Arrangement. In connection with these services, D.F. King is expected to receive a fee of $60,000 and will be reimbursed for its reasonable out-of-pocket expenses. The entire cost of the solicitation will be borne by the Corporation.

How can a non-registered Shareholder vote?

If your Shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your Shares. For that reason, you have received this Information Circular from your nominee together with a Voting Instruction Form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your Shares will be voted. If you are a non-registered holder of Shares who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered Shareholder vote in person at the Meeting?

Since the Corporation may not have access to the names of its non-registered Shareholders, if you attend the Meeting, the Corporation will have no record of your holdings or of your entitlement to vote, unless your nominee has appointed you as the proxyholder. Therefore, if you are a non-registered holder of Shares and wish to vote in person at the Meeting, please insert your own name in the space provided on the Voting Instruction Form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then sign and return the form, following the instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc., when you arrive at the Meeting.

Who can help answer my questions?

Shareholders who would like additional copies, without charge, of this Information Circular or have additional questions about the Arrangement or the Meeting, including the procedures for voting the Shares, should contact D.F. King by calling toll free in North America at 1-866-822-1238 (1-212-771-1133 by collect call) or by email at inquiries@dfking.com.

Copies of this Information Circular and the Meeting materials may also be found on the Corporation’s website at www.clementiapharma.com and under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Management Information Circular of Clementia Pharmaceuticals Inc.▮

Appendix "G"
Notice of Presentation of the Final Order

TAKE NOTICE that Clementia Pharmaceuticals Inc. ("Clementia") has filed a Motion for Interim and Final Orders (the "Motion") before the Superior Court of Québec, district of Montréal.

The Motion will be presented for adjudication of the Final Order sought therein to the Superior Court of Québec, sitting in the Commercial Division, in and for the district of Montréal at the Montréal Courthouse located at 1 Notre-Dame Street East, Montréal, (Québec) H2Y 1B6, in room 16.12, on April 11, 2019, at 9:00 a.m. (Montréal time) or any other date fixed by the Court, as shall be determined by the judge adjudicating the Interim Order.

Pursuant to the Interim Order issued by the Superior Court of Québec on March 6, 2019, if you wish to make representations before the Court, you are required to file a notice of appearance at the Office of the Clerk of the Superior Court of the District of Montréal, no later than 4:30 p.m. (Montréal time) on April 7, 2019 and to serve Me Stéphanie Lapierre of Stikeman Elliott LLP, counsel for Clementia, a copy of this form within the same time limit at the following address:

1155 René-Lévesque Blvd. West, 41st Floor,
Montréal, Québec H3B 3V2
Fax: 514-397-3222 or email: slapierre@stikeman.com

If you wish to contest the issuance by the Court of the Final Order, you are required, pursuant to the terms of the Interim Order, to prepare a written contestation containing the reasons why the Court should not issue the Final Order. This written contestation must be supported as to the facts by affidavit(s), and exhibit(s) if any, and must be filed at the Office of the Clerk of the Superior Court of the District of Montréal no later than 4:30 p.m. (Montréal time) on April 9, 2019, and serve Me Stéphanie Lapierre of Stikeman Elliott LLP, counsel for Clementia at the above-mentioned address.

TAKE FURTHER NOTICE that if you do not file a written contestation and/or an appearance form within the above-mentioned time limits, you will not be entitled to contest the Motion for Final Order or make representations before the Court, and Clementia may be granted a judgment without further notice or extension.

If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself.

PLEASE ACT ACCORDINGLY.

MONTREAL, March 6, 2019

(signed) "Stikeman Elliott LLP"
Stikeman Elliott LLP

(Me Stéphanie Lapierre)
1155 René-Lévesque Blvd. West
Suite 4100
Montréal, Québec, H3B 3V2

Tel.: (514) 397 3029
Fax: (514) 397 3222
Email: slapierre@stikeman.com

Attorneys for Clementia Pharmaceuticals Inc.

Management Information Circular of Clementia Pharmaceuticals Inc.▮
G-1

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

North American Toll Free Phone:

1-866-822-1238

Email: inquiries@dfking.com

Outside North America, Banks and Brokers Call Collect: 1-212-771-1133